Form 20-F
period 2007-12-31
Cell Kinetics Ltd
filed 2008-06-30
CIK 1407926

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

For the transition period from __________ to __________

Commission File Number 333-144993

 CELL KINETICS LTD.
 (Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

2 Yodfat Street, Lod, 71291, Israel
(Address of principal executive offices)

Dr. Asaf Ben-Arye
President and CEO
Cell Kinetics Ltd.
2 Yodfat Street
Lod, 71291, Israel
Telephone: 972 8 918 8670
Facsimile: 972 8 915 0787
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  Ordinary Shares, nominal value NIS 0.01 per share

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  16,500,000 Ordinary Shares, nominal value NIS 0.01 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐    No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):   Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:    U.S. GAAP ☒ International Financial Reporting Standings ☐    Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐     Item 18 ☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐    No ☒

TABLE OF CONTENTS
Page
PART I	1

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
ITEM 4.	INFORMATION ON THE COMPANY	15
ITEM 4A.	UNRESOLVED STAFF COMMENTS	26
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	26
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	35
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	43
ITEM 8.	FINANCIAL INFORMATION	46
ITEM 9.	THE OFFER AND LISTING	46
ITEM 10.	ADDITIONAL INFORMATION	47
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	60
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	60

PART II	60

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	60
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	60
ITEM 15.	CONTROLS AND PROCEDURES	61
ITEM 15T.	CONTROLS AND PROCEDURES	61
ITEM 16.	[RESERVED]	61
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	61
ITEM 16B.	CODE OF ETHICS	61
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	61
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	62
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	62

PART III	62

ITEM 17.	FINANCIAL STATEMENTS	62
ITEM 18.	FINANCIAL STATEMENTS	62
ITEM 19.	EXHIBITS	63

-i-

Forward-Looking Statements

This report on Form 20-F includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934.  Words such as “will,” “may,” ‘‘expects,’’ ‘‘anticipates,’’ ‘‘approximates,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘intends’’ and ‘‘hopes’’ and variations of such words and similar expressions are intended to identify such forward-looking statements. We have based these statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these statements. These risks and uncertainties include those set forth under ‘‘Risk Factors.’’ The forward-looking statements contained in this annual report include, among others, statements about:

•	the development and commercialization schedule for our CKChip technology and products;
•	the expected market acceptance of our CKChip technology and products;
•	rapid technological change;
•	our intellectual property;
•	the timing and availability of our products;
•	our business strategy; and
•	general economic conditions.

Except for our ongoing obligations to disclose material information under the federal securities laws, we are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

Use of Certain Terms

In this report, “we,” “us,” “our,” and the “Company” refer to Cell Kinetics Ltd.  References to “$” and “U.S. dollars” are to the lawful currency of the United States of America.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

This selected financial data is presented in accordance with generally accepted accounting policies in the United States (“U.S. GAAP”).  All financial statements included in this annual report and all financial information released in Israel is presented solely under U.S. GAAP. This selected financial data has been derived from our audited financial statements, which reflect our operations as if we had been a separate legal entity from the inception of Medis El Ltd., our direct parent company (“Medis El”), in July 1992. For the periods prior to July 26, 2007, our financial statements have been prepared on a carve-out basis and accordingly,  through such date, have been derived from the historical results of operations and historical bases of assets and liabilities of  Medis El and Medis Technologies Ltd., our indirect parent (“Medis”), and our accounts from the inception of our operations in May 2006. Such carve out summary financial information may not be indicative of future performance. You are encouraged to read the selected financial data set forth below in conjunction with our financial statements and related notes and the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this annual report.

 Statement of Operations Data:
	For the Year Ended December 31,
	2003*	2004*	2005*	2006*	2007*
	Unaudited
Operating expenses:
Research and development costs, net	$987,000	$944,000	$826,000	$1,079,000	$1,182,000
General and administrative expenses	664,000	1,272,000	922,000	698,000	901,000
Amortization of intangible assets	825,000	–	–	–	–
Total operating expenses	2,476,000	2,216,000	1,748,000	1,777,000	2,083,000
Interest expense (income)	8,000	14,000	23,000	33,000	13,000
Net loss	$(2,484,000)	$(2,230,000)	$(1,771,000)	$(1,810,000)	$(2,096,000)
Basic and diluted net loss per share(1)	$(.15)	$(.13)	$(.11)	$(.11)	$(.13)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share(1)	16,722,973	16,722,973	16,722,973	16,722,973	16,722,973

Balance Sheet Data:
	As of December 31,
	2003*	2004*	2005*	2006*	2007
	Unaudited
Working capital (2)	$(127,000)	$(189,000)	$(362,000)	$(251,000)	$(246,000)
Total assets	2,515,000	2,774,000	2,692,000	2,706,000	2,929,000
Accumulated deficit	(52,644,000)	(54,874,000)	(56,645,000)	(58,455,000)	(60,551,000)
Total stockholders’ equity	2,084,000	2,133,000	1,994,000	2,083,000	2,044,000

______________________
* For the periods prior to July 26, 2007, our financial statements, including the results of operations and cash flow, has been prepared on a carve-out basis from Medis El and Medis.
(1)
Basic and diluted net loss per share and weighted-average number of shares used in computing basic and diluted net loss per share have been adjusted to give retroactive effect to the issuance of 15,500,000 of our ordinary shares to Medis El in connection with a July 2007 asset purchase agreement. Additionally, such amounts have been further adjusted to give retroactive effect to the quantity of shares issued to stockholders as a bonus element upon the completion of our January 2008 rights offering.

(2)
Cash and cash equivalents balances have not been carved-out from Medis and Medis El financial statements. As such, working capital includes only those cash and cash equivalents balances held by us after commencement of our operations in May 2006.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In this case, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Relating to Our Cell Carrier Business

We have a history of operating losses, and we cannot assure you that we will achieve future revenues or operating profits.

Historically, we and Medis El, our predecessor, have incurred net operating losses each year since inception. Although Medis El had limited revenues in earlier years, we cannot assure you that we will be able to develop revenue sources or that our operations will become profitable, even if we are able to commercialize our CKChip technology and products and applications and potential future products and applications developed from this technology. If we continue to suffer losses as we and our predecessor have in the past, you may not receive any return on your investment and may lose your entire investment.

We are in the early stages of commercialization of our first CKChip product and have limited ability to generate revenue, and we can give no assurance that we will be able to further develop our CKChip technology for commercial applications. As a result, we may never be able to operate profitably. We are in the early stages of market introduction of our first product and also in early stages of development of additional products and applications and we may not receive significant revenues from their commercial sale for the next several years, if at all. Our CKChip technology and products and any potential applications and products that we may develop will require significant additional effort and investment prior to material commercialization. We cannot assure you that we will be able to develop any such commercially viable applications or products, or that such applications or products will be capable of being produced in commercial quantities at acceptable costs or be successfully marketed. For that reason, we may not be able to generate revenues from commercial production or operate profitably.

We will require substantial additional funds to continue operating which may not be available on acceptable terms, if at all.

Although Medis has committed to fund our operations, to the extent we are unable to do so ourselves, for a period of one year after the completion of our January 2008 rights offering, we anticipate the need for additional financing thereafter.

Our management continues to evaluate alternatives and sources for additional funding, which may include public or private investors and strategic partners, although there is no assurance that such sources will result in raising additional capital. Lack of necessary funds may require us to delay, scale back or eliminate our CKChip applications and product development programs, to license such potential applications or products or our CKChip technologies to third parties, to consider business combinations related to ongoing business operations, or curtail some, or all, of our operations, including those of our medical device incubator. See the risk factor entitled “—Risks Relating to our Medical Device Incubator—As our primary emphasis is the commercialization of our CKChip technology, we currently do not have sufficient cash resources to fund any prospective partner companies” below.

In addition, our cash requirements may vary materially from those now planned because of results of research and development, potential relationships with strategic partners, changes in the focus and direction of our research and development programs, competition, litigation required to protect our technology, technological advances, or the market acceptance of our CKChip applications and products and other factors. Our current cash reserves may not be sufficient to fund our operations through the commercialization of our first CKChip application or product. Further, as our first priority in addressing our cash flow needs will be the commercialization of our CKChip technology and the development of successive generations of CKChip applications and products, we do not at this time have sufficient funds to grow our medical device incubator.

We do not have sufficient manufacturing, marketing, distribution or sales capabilities, which may limit our ability to generate revenues.

We have not yet acquired large scale manufacturing capabilities, and our marketing, distribution and product sales resources are limited. We cannot assure you that we will be able to develop any such resources successfully or as quickly as may be necessary. The inability to do so may harm our ability to generate revenues or operate profitably.

Our competition includes both public and private companies and academic collaborators, many of which have significantly greater experience and financial resources than we do.

The life sciences research and clinical diagnostics markets are characterized by intense competition. We believe that we directly compete with Molecular Cytomics Inc., a privately-held company registered in Cyprus and with facilities in Israel and in Boston, Massachusetts, which offers a microscope slide-based device that contains 8,000 micron-sized wells. Its technology enables high content analysis of non-adherent primary cells such as human blood, bone marrow and stem cells for research, drug discovery and clinical diagnostics. We believe that part or all of the underlying technology of Molecular Cytomics was derived through a collaboration with Bar Ilan University or the scientist at the university who was the original inventor of the CellScan technology. Accordingly, we may have legal claims against the university and/or the company resulting from the rights granted to us under the original licensing agreements with the university, but do not at this time expect to devote the resources to determine whether to pursue those potential claims. We are also aware of an academic collaboration at the Berkeley campus of the University of California, which has developed a dynamic single cell culture array that, if commercialized, would directly compete with our intended CKChip applications and products.

We also compete indirectly with a number of companies, both domestic and foreign, that engage in more traditional methods for carrying out single cell analyses, by means of microscope slides and culture microplates of various types. These companies include CompuCyte Corporation, Cellomics, a business unit within the Biosciences group of Thermo Fisher Scientific Inc., IBIDI and Chipman Technologies Ltd.

We can give no assurance that we will be able to successfully commercialize our CK Chip technology or that we will be able to continue to further develop such technology, which will prevent us from generating revenues, operating profitably or providing you with any return on your investment.

Our ability to operate profitably will depend on our being able to successfully commercialize our CKChip technology and products.  We cannot assure you that we will be able to successfully further develop our CKChip technology for commercially viable applications, or that our initial and future generations of Cell Carrier platform and related applications will result in applications or products with any significant commercial utility. We anticipate that the commercial sale of such applications or products would be our primary sources of revenues. If we are unable to develop our technology into commercially viable products, you will likely lose your entire investment in us. Our current and prospective applications and products may not prove to be more effective or less costly than other competitive solutions in cytometry. Accordingly, we may have to delay or abandon efforts to research or develop our prospective applications or products.

While we believe that the marketing of laboratory consumable kits only requires perfunctory regulatory filings, regulatory approval may be required in the future. We cannot assure you that we would obtain such approval or that our products would be accepted in the marketplace.

To be successful, our proposed applications and products must be accepted by the life sciences research and diagnostic communities, which can be very slow to adopt or unreceptive to new technologies and products.

Our proposed applications and products and those developed with our subcontractors, may not achieve market acceptance since life science researchers, medical professionals and clinical diagnosticians, generally, may decide not to accept and utilize these products. The applications and products that we developed and we are attempting to develop represent substantial departures from established cell testing methods and will compete with a number of more conventional means of cell testing manufactured and marketed by major suppliers of laboratory consumables. The degree of market acceptance of any of our developed applications and products will depend on a number of factors, including:

•	our establishment and demonstration to the life science research and clinical diagnostic communities of the efficacy of our proposed products;
•	our ability to create products that are superior to alternatives currently on the market; and
•
our ability to establish in the life science research and clinical diagnostic communities the potential advantage of our products over historical testing methodologies such as microscope slides and microplatforms.

If the life science research and clinical diagnostic communities do not accept our current and proposed products and applications for any of the foregoing reasons, or for any other reason, our business prospects would be materially harmed.

We may not be able to commercially develop our CKChip technology and proposed product lines, which, in turn, would significantly harm our ability to earn revenues and result in a loss of investment.

Our ability to further  develop and commercialize our CKChip technology will be dictated in large part by forces outside our control which cannot be predicted, including, but not limited to, general economic conditions, the success of our research, the availability of collaborative and strategic partners, the availability of continued funding and technological or other developments in the life sciences research and clinical diagnostics fields which, due to efficiencies, technological breakthroughs or greater acceptance in those industry, may render one or more areas of commercialization more attractive, obsolete or competitively unattractive. It is possible that one or more areas of commercialization will not be pursued at all if a collaborative or strategic partner cannot be located. Our decisions regarding the ultimate CKChip applications or products we pursue could have a significant adverse affect on our ability to earn revenue if we misinterpret trends, underestimate development costs and/or pursue wrong applications or products. Any of these factors either alone or in concert could materially harm our ability to earn revenues and could result in a loss of any investment in our securities.

If we are unable to keep up with rapid technological changes in our field or compete effectively, we will be unable to operate profitably. We are engaged in activities in the life science research and clinical diagnostics fields, which are characterized by extensive research efforts and rapid technological progress. If we fail to anticipate or respond adequately to technological developments, our ability to operate profitably could suffer. We cannot assure you that research and discoveries by other companies will not render our CKChip technology or current or potential applications or products uneconomical or result in products superior to those we develop or that any technologies, applications or products we develop will be preferred to any existing or newly-developed technologies, products or services.

We may not be able to protect our proprietary technology, which could harm our ability to operate profitably.

The life sciences research and clinical diagnostics industries place considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success will depend, to a substantial degree, on our ability to obtain and enforce patent protection for our products, preserve any trade secrets and operate without infringing the proprietary rights of others. We cannot assure you that:

•
we will succeed in obtaining any additional patents in a timely manner or at all, or that the breadth or degree of protection of any of our existing patents or future patents that may be granted will protect our interests;

•	the use of our technologies will not infringe on the proprietary rights of others;
•
patent applications relating to our potential products or technologies will result in the issuance of any patents or that, if issued, such patents will afford adequate protection to us or not be challenged invalidated or infringed; and

•	patents will not issue to other parties, which may be infringed by our potential products or technologies.

In particular, Molecular Cytomics Inc. has filed patent applications on its products, some of which include claims directed to cell carriers having various combinations of features. There is therefore a chance that once some of these applications are granted as patents, Molecular Cytomics will assert that the CKChip infringes one or more of the patent claims.

The fields in which we intend to operate have been characterized by significant efforts by considerable differences of opinion as to the value and legal legitimacy of competitors’ purported patent rights and the technologies they actually utilize in their businesses.

We may not be able to adequately protect against piracy of intellectual property in foreign jurisdictions.

Considerable research in live cell analytical technologies and applications is being performed in countries outside of Israel and the United States, and a number of our competitors are located in those countries. We expect that the laws protecting intellectual property in some of those countries, particularly countries in Southeast Asia, including the People’s Republic of China, may not provide protection for our trade secrets and intellectual property adequate to prevent our competitors from misappropriating our trade secrets or intellectual property. If our trade secrets or intellectual property are misappropriated in those countries, we may be without adequate remedies to address the issue.

Certain of our technology is not protectable by patent.

Certain parts of our know-how and technology are not patentable. To protect our proprietary position in such know-how and technology, we intend to require all employees, consultants, advisors and collaborators to enter into confidentiality and invention ownership agreements with us. We cannot assure you, however, that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Further, in the absence of patent protection, competitors who independently develop substantially equivalent technology may harm our business.

Patent litigation presents an ongoing threat to our business with respect to both outcomes and costs.

We could incur substantial litigation or interference costs in defending ourselves against suits brought against us or in suits in which we may assert our patents against others. If the outcome of any such litigation is unfavorable, our business could be materially adversely affected. To determine the priority of inventions, we may also have to participate in interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial cost to us. Without additional capital, we may not have the resources to adequately defend or pursue this litigation.

We may become subject to regulatory approval.

While we believe that the marketing of our product, a laboratory consumable kit for research applications, only requires perfunctory regulatory filings, we may become subject to laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, and the use and disposal of hazardous or potentially hazardous substances used in connection with our research and development work. In addition, the sale by us of any commercially viable product will or may be subject to government regulation from several standpoints, including manufacturing, advertising and promoting, selling and marketing, labeling, and distributing.

We may be unable to manufacture, or market or sell our proposed products if we are unsuccessful in entering into strategic alliances or joint ventures with third parties.

As we do not presently have either a meaningful internal manufacturing or a meaningful marketing capacity, we will have to develop such capabilities to accommodate to larger scale production or, alternatively, rely upon strategic alliances and joint ventures with third parties possessing these capabilities until we can raise sufficient funds to perform these functions with our own personnel. We cannot guarantee that we will be successful in raising sufficient funds to establish our own manufacturing and marketing capabilities or, even if we are successful in raising the requisite funds, that we will be able to successfully recruit and retain suitable manufacturing and marketing personnel. Further, we cannot assure you that we will be able to enter into any such strategic alliances or joint ventures or, if we are able to do so, that the terms thereof will be beneficial to us.

Under agreements with collaborators, we may rely significantly on such collaborators to, among other things:

•	fund research and development activities with us;
•	pay us fees upon the achievement of milestones; and
•	market with us any commercial products that result from our collaborations.

The development and commercialization of current and potential CKChip applications and products will be delayed if collaborators fail to conduct these activities in a timely manner or at all. In addition, our collaborators could terminate their agreements with us and we may not receive any development or milestone payments. If we do not achieve milestones set forth in the agreements, or if our collaborators breach or terminate their collaborative agreements with us, our business may be materially harmed.

We depend on key personnel for our continued operations and future success, and a loss of certain key personnel could significantly hinder our ability to move forward with our business plan.

Because of the specialized nature of our business, we are highly dependent on our ability to identify, hire, train and retain highly qualified scientific and technical personnel for the research and development activities we conduct or sponsor. In particular, the loss of Dr. Asaf Ben-Arye, our chief executive officer, as well as one or more of certain of our key employees, would be significantly detrimental to us. In addition, recruiting and retaining qualified scientific and technical personnel to perform research and development work is critical to our success. Our anticipated growth and expansion into areas and activities requiring additional expertise, such as clinical testing, regulatory compliance and marketing, will require the addition of new management personnel and the development of additional expertise by existing management personnel. There is intense competition for qualified personnel in the areas of our present and planned activities, and there can be no assurance that we will be able to continue to attract and retain the qualified personnel necessary for the development of our business. The failure to attract and retain such personnel or to develop such expertise would adversely affect our business.

Our reliance on the activities of our non-employee consultants and research institutions, whose activities are not wholly within our control, may lead to delays in development of our proposed products.

We rely upon and have relationships with scientific consultants at academic and other research institutions, some of whom will conduct research at our request, and other consultants with expertise in clinical diagnostic applications and laboratory consumables or other matters. These consultants are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. We have limited control over the activities of these consultants and, except as otherwise required by our collaboration and consulting agreements to the extent they exist, can expect only limited amounts of their time to be dedicated to our activities.

In addition, we intend to form research collaborations with academic and other research institutions throughout the world. These research facilities may have commitments to other commercial and non-commercial entities. We have limited control over the operations of these institutions laboratories and can expect only limited amounts of time to be dedicated to our research goals.

 Risks Relating to our Medical Device Incubator

As our primary emphasis is the commercialization of our CKChip technology, we currently do not have sufficient cash resources to fund any prospective partner companies.

While it was our intention to invest in early stage technologies such as Scorpion Surgical Technologies “(Scorpion”), we have decided to accord priority to the development and commercialization of our CKChip technology and successive generations of CKChip applications and products. Accordingly, we do not expect at the current time to develop and expand a diverse partner company portfolio, and we will be delaying implementing our plans for additional investments in early stage medical device enterprises to a later date, if at all. The remaining risk factors herein relating to our development of a medical device incubator assumes we determine to again fund prospective partner companies and make such additional investments, of which we can give no assurance.

Our management may fail to identify early stage medical device companies in which to acquire interests or to complete these transactions.

Our success may depend in part on our ability to identify opportunities to acquire minority equity interests in early stage medical device enterprises that offer significant growth potential and to successfully negotiate the terms of any acquisitions we make. Our management will have sole and absolute discretion in identifying and selecting companies in which to acquire interests or to establish and in structuring, negotiating, undertaking and divesting of interests in our partner companies. We may combine, reorganize, alter the business plan of or sell any of our partner companies at any time, as our management determines is appropriate. You will not be able to evaluate the merits of our acquisition of an interest in, or the establishment of, or any particular company before we take any of these actions. In addition, in making decisions to acquire interests in or establish partner companies, we may rely, in part, on financial projections developed by our management and the management of potential partner companies. These projections will likely be based on assumptions and subjective judgments. The actual results of our partner companies may differ significantly from these projections.

Beyond our interest in Scorpion, which interest was acquired in July 2007, we may be unable to acquire an interest in companies that we identify for many reasons, including:

•	our inability to interest companies in joining our collaborative network;
•	our inability to agree on the terms of an acquisition or to acquire a controlling or significant minority interest in the company;
•	incompatibility between us and management of the company; and
•	Fund raising constraints.

We expect that, even if we can identify, acquire and establish additional partner companies, we will not be profitable for the foreseeable future as a result of such acquisitions and may never become profitable.

We have had limited experience in actively managing, operating or promoting medical device companies, and if we cannot do so effectively, our business strategy will fail.

Our strategy involves helping partner companies to grow and access capital markets by providing them with management and operational support. With the exception of Dr. Asaf Ben-Arye, our President and Chief Executive Officer, our senior management has had limited experience in the active management, operation or promotion of medical device companies, and we cannot assure you that they will be able to do so effectively. In addition, we may acquire interests in or establish medical device companies focused on areas in which Dr. Ben-Arye and our other senior management have little experience. If our senior management cannot effectively manage, operate and promote, or contribute to the management, operation and promotion of our partner companies, they may not become profitable or gain access to the capital markets, and we may be unable to convince new companies to join our proposed incubator.

It is possible that we will only be able to acquire interests in, or establish, one or a limited number of partner companies, which may cause us to be dependent upon the development or market acceptance of a limited number of products.

In addition to the capital contribution of up to $1,500,000 that Medis has agreed to provide to us, the net proceeds of our January 2008 rights offering were approximately $455,000, which are being primarily used to fund our CKChip development and commercialization programs, to invest in, or establish, partner companies and to provide for our other working capital needs. Although Medis has committed to fund our operations subject to the abovementioned cap, to the extent we are unable to do so ourselves, for a period through January 2009, we anticipate the need for additional financing thereafter. In the absence of additional financing, we can give no assurance that we will be able to enter into any future partner company transactions. The resulting lack of diversification may:

•	result in our dependency upon the performance of a single or a small number of partner businesses; and
•	result in our dependency upon the development or market acceptance of a single or limited number of medical device products.

As a result, we may not be able to diversify our investments or benefit from the possible spreading of risks or offsetting of losses, unlike other larger and well-financed Israeli technology incubators.

Our one existing partner company has, and we expect any future partner companies will have, a history of operating losses, and none of them may ever be profitable.

Our one existing partner company, Scorpion Surgical Technologies, has, and we expect that most of our future partner companies will have, a limited operating history and significant losses, and none of them may ever be profitable. We also expect that many will have incurred substantial costs to develop and market their products, incurred net losses and will be unable to fund their cash needs from operations. We believe that the operating expenses of our partner companies will increase substantially in the foreseeable future as they continue to develop products and services, increase sales and marketing efforts and expand operations.

Our partner companies may fail if they do not adapt to the rapidly changing medical device marketplace.

If our partner companies fail to adapt to the rapid changes in technology and customer demands, they may not generate revenues or become or remain profitable.

The medical device market is characterized by:

•	rapidly changing technology;
•	evolving industry standards;
•	frequent new product introductions; and
•	changing customer demands.

Our future success will depend on our partner companies’ ability to adapt to this rapidly evolving marketplace. They may not be able to adapt their products adequately or economically, develop new products or establish and maintain effective distribution channels for their products. If our partner companies are unable to meet these challenges, they may be unable to sell their products and generate revenues. Therefore, their businesses may become or remain unprofitable.

Our partner companies’ growth will depend on their ability to attract and retain their key personnel.

We generally expect to direct all of the operating activities of portfolio companies in which our equity ownership and voting power percentage is greater than 50%. We may seek, but may not achieve significant involvement in and influence over the operating activities of portfolio companies in which our equity ownership and voting power percentage is at least 20%, but not more than 50%, in part through board representation and rights to participate in and, in certain instances, approve material decisions. However, the growth of our partner companies, even those that we may establish and those in which our voting power percentage may be greater than 50%, will depend on their ability to attract and retain their own senior management personnel to oversee the day-to-day operation of their businesses. As they grow, our partner companies will also need to continue to hire additional technical, marketing, financial and other key personnel, unless they rely on us or other partner companies or third parties to provide these services. A shortage in the availability of required personnel could limit the ability of our partner companies to grow, sell their existing products and launch new products.

Our partner companies could make business decisions that are not in our best interests or that we do not agree with, which could impair the value of our partner company interests.

We expect to acquire less than majority voting interests in the majority of our partner companies. We may not be able to control significant business decisions of our partner companies. Further, we may not be able to maintain our initial ownership or control levels in our partner companies, including partner companies that we established, if well portions of our interests or our partner companies issue additional equity to other parties.

Our ownership of interests in partner companies over which we do not exercise complete control involves additional risks that could cause the performance of our interests and our operating results to suffer, including:

•	management of a partner company having economic or business interests or objectives that are different than ours; and
•	partner companies not taking our advice with respect to the financial or operating difficulties that they encounter.

Our inability to control our partner companies completely could prevent us from assisting them, financially or otherwise, or could prevent us from liquidating our interests in them at a time or at a price that is favorable to us. Additionally, to the extent we do not completely control them, our partner companies may not act in ways that are consistent with our business strategy and may compete with us or other partner companies. These factors could hamper our ability to maximize returns on our equity interests, and cause us to recognize losses on our interests in partner companies.

If we are unable or unwilling to provide our partner companies with the significant additional financing they will need, our interests in them may be diluted or they may fail.

We expect that our future partner companies will be in the early stages of their development and will require significant amounts of additional capital beyond our initial capital infusions to compete successfully, meet their business objectives and produce revenues and profits. We are currently unable to predict the future capital needs of any of our partner companies, and we may decide not to provide the additional capital that our partner companies, including the partner companies that we establish, require or may not be given the opportunity to provide it. If our partner companies receive capital from other sources, our ownership interest in them may be diluted. If our partner companies are unable to obtain additional capital, they may fail.

Our business strategy may not be successful if valuations in the market sectors in which our partner companies participate decline.

Our strategy involves creating value for our shareholders by helping our partner companies build value and, if appropriate, accessing the public and private capital markets. Therefore, our success is dependent on the value of our partner companies as determined by the public and private capital markets. Many factors, including reduced market interest, may cause the market value of our publicly traded partner companies, if any, to decline. If valuations in the market sectors in which our partner companies participate decline, their access to the public and private capital markets on terms acceptable to them may be limited.

Our partner companies will face intense competition, which could adversely affect their business, financial condition, results of operations and prospects for growth.

There is intense competition in the medical device marketplace, and we expect competition to intensify in the future. Our business, financial condition, results of operations and prospects for growth will be materially adversely affected if our partner companies are not able to compete successfully. Virtually all of the present and potential competitors of our partner companies may have greater financial, technical, marketing and other resources than those of our partner companies. This may place our partner companies at a disadvantage in responding to the offerings of their competitors, technological changes or changes in customer client requirements. Also, our partner companies may be at a competitive disadvantage because many of their competitors have greater name recognition, more extensive client bases and a broader range of product offerings. In addition, our partner companies may compete against one another.

Our future success will depend on our partner companies’ ability to adapt to this rapidly evolving marketplace. They may not be able to adequately or economically adapt their products and services, develop new products or establish and maintain effective distribution channels for their products. If our partner companies are unable to offer competitive products or maintain effective distribution channels, they will sell fewer products and forego potential revenue, possibly causing them to lose money. In addition, we and our partner companies may not be able to respond to the rapid technology changes in an economically efficient manner, and our partner companies may become or remain unprofitable.

Government regulations and legal uncertainties may place financial burdens on the businesses of our partner companies.

Failure to comply with applicable requirements of the Israeli Ministry of Health, the FDA or comparable regulation in other countries may result in fines, recall or seizure of medical devices, total or partial suspension of production, withdrawal of existing product approvals or clearances, refusal to approve or clear new applications or notices and criminal prosecution. Manufacturers of medical devices are subject to strict regulation regarding validation and the quality of manufacturing facilities. Failure to comply with these quality regulation systems requirements could result in civil or criminal penalties or enforcement proceedings, including the recall of a product or a “cease distribution” order.

We may have to buy, sell or retain assets when we would otherwise not wish to do so in order to avoid registration under the Investment Company Act.

The Investment Company Act of 1940 regulates companies which are engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities. Under the Investment Company Act, a company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of the value of its total assets (excluding government securities and cash items) on an unconsolidated basis, unless an exemption or safe harbor applies. We refer to this test as the “40% test.” Securities issued by companies other than majority-owned subsidiaries are generally considered “investment securities” for purpose of the Investment Company Act. We are a company that intends to partner with growth-stage medical device companies to build value; we will not be engaged primarily in the business of investing, reinvesting or trading in securities. We are currently, and intend to remain in compliance with the 40% test. Consequently, we do not believe that we are an investment company under the Investment Company Act.

We will monitor our compliance with the 40% test and will seek to conduct our business activities to comply with this test. It is not feasible for us to be regulated as an investment company because the Investment Company Act rules are inconsistent with our strategy of actively helping our partner companies in their efforts to build value. In order to continue to comply with the 40% Test, we may need to take various actions which we would otherwise not pursue. For example, we may need to retain a majority interest in a partner company that we no longer consider strategic, we may not be able to acquire an interest in a company unless we are able to obtain majority ownership interest in the company, or we may be limited in the manner or timing in which we sell our interests in a partner company. Our ownership levels may also be affected if our partner companies are acquired by third parties or if our partner companies issue stock which dilutes our majority ownership. The actions we may need to take to address these issues while maintaining compliance with the 40% Test could adversely affect our ability to create and realize value at our partner companies.

 General Risks Relating to Our Business

Our insurance policies may be inadequate and potentially expose us to unrecoverable risks.

We have limited director and officer insurance and commercial insurance policies. Any significant insurance claims would have a material adverse effect on our business, financial condition and results of operations. Insurance availability, coverage terms and pricing continue to vary with market conditions. We endeavor to obtain appropriate insurance coverage for insurable risks that we identify; however, we may fail to correctly anticipate or quantify insurable risks, we may not be able to obtain appropriate insurance coverage, and insurers may not respond as we intend to cover insurable events that may occur. We have observed rapidly changing conditions in the insurance markets relating to nearly all areas of traditional corporate insurance. Such conditions have resulted in higher premium costs, higher policy deductibles, and lower coverage limits. For some risks, we may not have or maintain insurance coverage because of cost or availability.

Our product liability insurance may prove to be inadequate, leaving us vulnerable to future claims we will be unable to satisfy.

The testing, manufacturing, marketing and sale of laboratory test kits, clinical diagnostic products and medical devices entails an inherent risk of product liability claims, and we cannot assure you that substantial product liability claims will not be asserted against us. Our product liability insurance affords us coverage of $10,000,000 per claim and $10,000,000 in the aggregate. In the event we are forced to expend significant funds beyond our insurance coverage on defending product liability actions, and in the event those funds come from operating capital, we will be required to reduce our business activities, which could lead to significant losses.

We cannot assure you that adequate insurance coverage will be available in the future on acceptable terms, if at all, or that, if available, we will be able to maintain any such insurance at sufficient levels of coverage or that any such insurance will provide adequate protection against potential liabilities. Whether or not a product liability insurance policy is obtained or maintained in the future, any product liability claim could harm our business or financial condition.

We presently have members of management, other key employees and consultants located in various countries, which adds complexities to the operation of our business.

Presently, we have members of management, other key employees and consultants located in both Israel and the United States, which adds complexities to the operation of our business as a result of such persons working in different time zones, which makes it more time consuming and expensive to have face-to-face meetings. We may become a passive foreign investment company which could result in adverse U.S. tax consequences to U.S. Holders.

Depending upon the value of our shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company (“PFIC”) by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Based on the anticipated value of our outstanding shares during the year and the cash that we anticipate holding and generating during the year, including the cash we raise as a result of this rights offering, we believe that we should not be classified as a PFIC for 2007, and do not expect to become a PFIC in the foreseeable future. However, we may become a PFIC in any year as PFIC status is tested each year and depends on our assets and income in such year.

If we were classified as a PFIC in any taxable year in which you hold our shares and you are a U.S. Holder (as defined under the section “Taxation — U.S. Federal Income Tax Considerations”), you would generally be taxed at higher ordinary income rates, rather than lower capital gain rates, if you dispose of our shares for a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in any later year. See “Taxation — U.S. Federal Income Tax Considerations — Taxation of U.S. Holders — Passive Foreign Investment Company Rules.”

Our results of operations could be negatively affected by potential fluctuations in foreign currency exchange rates.

A portion of our costs and expenses are denominated in foreign currencies. The principal foreign currency applicable to our business is the New Israeli Shekel. As a result, we have exposure to foreign currency exchange fluctuations. Recently, the U.S. dollar has declined in relationship to the new Israeli Shekel, which has increased certain of our operating and capital costs. Continued foreign currency fluctuations could further impact our costs, as well as our ability to achieve and maintain profitability as we continue to grow our business.

Risks Relating to Operating in Israel

We are not in compliance with the laws of the State of Israel that relate to the composition of our Board of Directors and establishment of Board committees.

Under the Companies Law, companies incorporated under the laws of the State of Israel with shares listed on a stock exchange must appoint at least two external directors. The appointment of our external directors was required to be confirmed by a general meeting of our shareholders no later than three months following the February 11, 2008 commencement of the quotation of our ordinary shares. As of the filing of this Annual Report, we have not been successful in identifying and selecting external directors and consequently are not in compliance with the Companies Law. We intend to hold a meeting of our shareholders as soon as practicable after we so select external directors, to seek approval for the appointment of our external directors. Additionally, we are required under the Companies Law to establish both an audit committee and an option committee. We have not yet established either of such committees, as we have not yet appointed external directors, of whom the committees must include. Failure to so be in compliance with the Companies Law in this regard could expose us and our Board to increased liability to shareholders (other than Medis El) and creditors that claim damages due to any of our actions or inactions, which actions include the approval of our financial statements included in this annual report.

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel.

Our operations, substantially all of our assets, our network and some of our suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Since September 2000, terrorist violence in Israel has increased significantly and negotiations between Israel and Palestinian representatives have effectively ceased. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. Further, Israel was recently engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Provisions of Israeli law and our license may delay, prevent or impede an acquisition of us, which could prevent a change of control.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be completed unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, a majority of each class of securities of the target company is required to approve a merger.

Furthermore, Israeli tax law treats some acquisitions, particularly share-for-share swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. Israeli tax law generally provides that a shareholder who exchanges our shares for shares in a foreign corporation is treated as if the shareholder has sold the shares. In such a case, the shareholder will generally be subject to Israeli taxation on any capital gains from the sale of shares (after two years, with respect to one half of the shares, and after four years, with respect to the balance of the shares, in each case unless the shareholder sells such shares at an earlier date), unless a relevant tax treaty between Israel and the country of the shareholder’s residence exempts the shareholder from Israeli tax.

These provisions could delay, prevent or impede an acquisition of us, even if such an acquisition would be considered beneficial by some of our shareholders.

 It may be difficult to enforce a U.S. judgment against our officers, our directors and us or to assert U.S. securities law claims in Israel.

We are incorporated in Israel. All of our executive officers and one of our directors reside outside the United States and all of our assets are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States, against us or any of these persons, in U.S. or Israeli courts based on the civil liability provisions of the U.S. federal securities laws. Additionally, it may be difficult for you to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

The Israeli government grants that we or our predecessor have received and may receive in the future, require us to meet several conditions and may be reduced or eliminated due to government budget cuts, and these grants restrict our ability to develop products and transfer know-how outside of Israel and require us to satisfy specified conditions.

Our predecessor has received, and we may receive in the future, grants from the government of Israel through the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor, or the OCS, for the financing of a portion of our research and development expenditures in Israel. We have assumed our predecessor’s contingent obligation to pay royalties out of future revenues to a maximum of $2,434,000. When know-how or products are developed using OCS grants, the terms of these grants restrict the transfer of the know-how or development of the products out of Israel without the prior approval of the OCS. There is no assurance that we will receive the required approvals should we wish to transfer this technology or development out of Israel in the future. In addition, these restrictions may impair our ability to consummate a merger or similar transaction. If approval of the transfer of know-how abroad is granted, it will be subject to various conditions, including payment to the OCS of a percentage of the consideration paid to us or our shareholders in the transaction in which the technology is transferred. Transfer of development abroad is also subject to various conditions, including the payment of increased royalties. In addition, any decrease of the percentage of development performed locally, as originally declared in the application to the OCS, may require us to notify, or to obtain the approval of the OCS, and may result in increased royalty payments to the OCS. These restrictions may impair our ability to sell our technology assets or to outsource or transfer development, and the restrictions continue to apply even after we have repaid the full amount of royalties payable for the grants. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS. If we fail to comply with the conditions imposed by the OCS, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received, together with interest and penalties.

Our operations may be negatively affected by the obligations of our personnel to perform military service.

Generally, all non-exempt male adult citizens and permanent residents of Israel under the age of 45 (or older, for citizens with certain occupations), including some of our officers, directors and employees, are obligated to perform military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increases in hostilities, there have been periods of significant call-ups of military reservists. Our operations could be disrupted by the absence for a significant period of one or more of our officers, directors or key employees due to military service. Any such disruption could adversely affect our operations.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See “Description of Share Capital” for a further discussion of shareholder rights and responsibilities under Israeli law.

ITEM 4.                        INFORMATION ON THE COMPANY

 A. History and Development

We were incorporated in Israel on May 23, 2002 and we commenced operations in May 2006. Our principal executive offices are located at 2 Yodfat Street, Lod 71291, Israel and our telephone number is 972-8-918-8667. Substantially all of our assets and most of our officers and employees are located in Israel.

Our CKChip technology is derived from the CellScan, first developed by scientists at Bar Ilan University in Israel to diagnose cancer based upon the belief that disease can be detected by testing the response of the immune system to antigens, which are immune system stimulants, for specific diseases. These scientists believed that, using the CellScan technology, simple and effective tests for breast cancer and other diseases could be developed. In 1991, Bar Ilan granted Israel Aerospace Ltd. (formerly Israel Aircraft Industries Ltd.), one of Medis’ principal stockholders, a perpetual worldwide license to develop, manufacture and sell the CellScan. This license included all of Bar Ilan’s intellectual property rights related to the CellScan. In 1992, Israel Aerospace assigned all of its rights under this license to Medis El, then a majority owned subsidiary of Medis.

From its inception in 1992, Medis El attempted to develop, market and test the CellScan as a machine to screen for and detect breast cancer by means of a blood test. Medis El sold a small number of CellScans to various hospitals and institutions around the world but, from inception, there were problems with an inconsistency of testing results. In 1998, Medis El redesigned the CellScan to improve its accuracy, repeatability and ease of handling, adding a new optical system and new software.

In 1997, Medis El concluded that the CellScan also had significant potential as an alternative to flow cytometers for research applications in addition to its originally conceived role of a breast cancer diagnostic tool. Further ongoing research by Medis El’s scientists and engineers led to numerous improvements of the CellScan, including the development and refinement of the Cell Carrier, which is an integral component of the CellScan. In January 2006, Medis El developed a new and proprietary version of the CellScan’s cell carriers, capable of holding up to 10,000 individual cells and providing an opportunity for measuring the reactions of different cells by the CellScan.

Over the past decade, Medis has increasingly devoted its efforts and financial resources to the development of innovative liquid fuel cell solutions, principally for the mobile handset and portable consumer markets. These efforts, combined with a realization that upgrading the CellScan for its originally intended purpose would entail a major financial expenditure, as well as regulatory and competitive uncertainties, led Medis to conclude that it would be prudent and ultimately more rewarding to seek commercial exploitation of the CellScan’s Cell Carrier technology for life sciences research and clinical diagnostic applications.

As of July 27, 2007, we entered into a service agreement with Medis El and Medis pursuant to which they will provide us with administrative services, equipment usage and facilities for a period of 18 months from the January 7, 2008 completion  date of our rights offering. This agreement provides that Medis El and Medis will charge us for such services at their cost, as a contribution to our capital.

In furtherance of Medis’ plan to commercialize the CKChip technology, Medis transferred its CellScan and Cell Carrier related operations, including its intellectual property rights relating to the CellScan and its Cell Carrier technology, to us pursuant to an asset purchase agreement dated July 26, 2007 in consideration of our issuance to Medis El of 15,500,000 of our ordinary shares. Medis has also granted us a five year right of first refusal upon all further medical diagnostic opportunities that are sourced by, or presented to Medis. In addition, Medis has agreed to provide to us a cash capital contribution of up to $1,500,000 over an 18 month period on an as needed basis commencing on the January 7, 2008 completion date of our rights offering. Medis has also agreed that, following the completion of the 2008 rights offering, it will provide us with such office and laboratory facilities as we may reasonably require to further the commercialization of the Cell Carrier and to launch and operate our proposed medical device incubator and will provide us with administrative and professional services, at cost as a contribution to our capital, for a period of not less than 18 months thereafter.  Medis has also committed to provide us with additional financing to carry-out our operations through at least January 7, 2009, if our other resources are insufficient for such period of time. On June 30, 2008, Medis El provided funding to us in the amount $1,500,000, pursuant to a non-interest bearing, unsecured promissory note, with a due date of January 1, 2010 – subject to certain other repayment conditions that are based on our receiving alternative sources of financing for our operations or the sale of our business to or merger with a third party.  At the option of Medis El, any remaining balance on the promissory note may be contributed to our capital.

On January 7, 2008, we completed a rights offering to Medis common stockholders pursuant to which subscribers purchased an aggregate of 3,492,788 of our ordinary shares, at the subscription price of $0.30 per share, for aggregate gross proceeds of $1,048,000, less offering of approximately $593,000.  Subscribers also received four year warrants to purchase additional ordinary shares, at an exercise price of $0.60 per share, at the rate of one such warrant for every two ordinary shares purchased in the rights offering. Under the terms of the rights offering, record holders of our outstanding common stock received, at no cost, one nontransferable subscription right for every ten shares of our common stock held by them as of the close of business on the record date, which was November 12, 2007. Upon the completion of the rights offering, we continued to own approximate 82.5% of Cell Kinetics’ outstanding ordinary shares and subscribers owned the balance.

B.  Business Overview

Introduction

We are seeking to commercially exploit what we believe to be an ever-growing need to study individual live cells through the development, marketing and sale of an improved Cell Carrier under the “CKChip™” product line.  This unique Cell Carrier can accommodate large quantities of cells, each in individual wells, for measuring reactions of living cells while the cells are in a static state for a considerable period of time.  Our business model also contemplates the sourcing, vetting and investing in early stage Israeli-based medical device companies; however, as our primary emphasis is on the commercialization of our CKChip technology, we currently do not plan to devote resources to fund any prospective partner companies beyond our existing investment in Scorpion Surgical Technologies.

Our CKChip is a platform static cytometry technology that enables the simultaneous examination of many individual live cells using simple imaging methods such as fluorescence microscopy. Whereas until now cells were fixed and stained for microscopic examination, broken down for examination of their contents, or held alive in groups on micro-plates, the CKChip™ will enable the dispersion of a group of living cells, each into its own micro-well for individual scrutiny over time. We believe that our proprietary CKChip™ platform will address the need for cell-based assays that are simple to use, providing continuous recording of cellular activities with high sensitivity, reliability and medium to high throughput screening.

Monitoring of cells held on the CKChip is performed by means of fluorescence emission detected microscopically, using an upright or inverted microscope, in conjunction with common imaging software. As fluorescence imaging microscopes are common in most life science and medical laboratories, anyone interested in using the CKChip™ may be able to do so without having to invest in purchasing a monitoring device.

Advances in cell biology and medical research are driving the growing need for technologies that enable the examination of dynamic molecular and physiological processes in individual living cells over time.

We believe that scientists today recognize that in order to advance the understanding of biological processes and to carry out tests on them, it is necessary to integrate separate functions into one complex modulus.  The smallest living unit, the cell, plays a central role as a functional system model for such tests. We believe that detailed quantitative understanding of single cell functions and integration of various aspects of cellular events become important tools for cell function analysis.

We believe that the CKChip technology could be used for research purposes in various scientific fields including:

•	immunology;
•	cell biology;
•	genetic engineering;
•	systems biology;
•	cancer research; and
•	drug discovery.

While it was our intention to develop a medical device incubator, we have decided to accord priority to the development and commercialization of our CKChip technology and successive generations of CKChip applications and products. Accordingly, we do not expect at the current time to develop and expand a diverse partner company portfolio, and we will be delaying implementing our plans for additional investments in early stage medical device enterprises to a later date, if at all.

Subject to the availability of funds and the attractiveness of the opportunities that may be presented to us, we would intend to source, vet and invest in early stage Israeli-based medical device companies. To this end, we would hope to build value for our shareholders through building value in our partner companies, i.e., those companies in which we will invest, by assembling and making available to our partner companies at no cost to them an array of strategic, operational, financial and managerial resources to enable them to primarily focus their efforts upon technological innovation, product development and timely attainment of predetermined milestones for committed follow-on financing rather than having to devote limited personnel and resources to addressing managerial burdens and repeatedly pursuing diverse funding sources.

CKChip

Introduction

Advances in cell biology and medical research are driving the growing need for technologies that enable the examination of dynamic molecular and physiological processes in individual living cells over time.

In order to reach optimum understanding of biological processes and to carry out tests on such processes, it is necessary to integrate separate functions into one complex module. The smallest living unit, the cell, plays a central role as a functional system model for such tests. Detailed quantitative understanding of single cell functions and integration of various aspects of cellular events become important tools for cell function analysis.

Typically, cell-based assays do not aim at differentiating the various heterogeneous cell populations and cellular events. In principal, results are represented by the summation of such events and cellular responses because of the lack of ability to monitor the heterogeneous cell populations and other tested parameters separately. This is because contemporary technologies do not enable sufficient sensitivity to identify sub-populations within a mass of cells. In addition, monitoring very small live cell populations or rare events, and identification of such events by flow cytometry is almost impossible since they require repeated scoring of small numbers of live cells at high resolution.

Consequently, we believe there exists an ever-growing need to study individual live cells as well as rare cells and rare cell events. This includes the ability to study small as well as large numbers of individual cells simultaneously and repeatedly and the ability to identify rare cells and to define cell sub-populations. Live-cell-based assays offer an authentic representation of cell behavior as compared with fixed and stained cell chemical assays. They also offer the possibility of conducting dynamic experiments through monitoring the behavior of the live cells over time

Analysis of Live Cells

Live cell analysis is a growing field in life sciences and clinical medicine. This is due to rapid advances in imaging microscopy and corresponding software now enabling easier and more efficient live cell imaging procedures. New technologies are expected to open up new possibilities in cell biology, drug discovery, immunology, cancer, and stem cell research, expanding the current markets and leading to new markets.

Emerging markets which require live cell analysis include cancer research, immunology, mammalian cell cloning, gene expression, drug discovery and toxicity screening, and stem cell research.

The following live cell investigations are becoming increasingly important. We believe that in many instances, the tools currently available for these investigations are inadequate for the task.

•	Rare Cells

Include embryonic or adult stem cells which are found primarily in the bone marrow and have the ability to differentiate into various types of tissues, such as bone, cartilage, tendon, fat and muscle. These stem cells can be used for tissue repair. Other rare cells are used in the production and characterization of genetically engineered antibody molecules; using the standard techniques of genetic engineering and gene transfection, drug-resistant cells are identified and selected to permit the efficient isolation of the rare cells that express transfected DNA.

•	Dynamic Imaging in Living Cells

Imaging cells without killing them makes it possible to watch biology in action. Among the real-time processes that can be recorded are the congregating of protein complexes, microvilli responding to changes in osmotic pressure and viruses preparing to infect a cell. Recently, observation and tracking of individual proteins tagged with green fluorescent protein (GFP) in live cells has opened new important possibilities for studying events occurring in living cells at the level of single molecules, providing powerful means to investigate the localization, movement, assembly, and activation that signaling molecules undergo as the result of an external stimulus.

•	Assessing Responses of Individual Cells

Assessing single cells within a population of cells has become an invaluable measure for evaluating immune response or suppression in many disease settings. For example, production of various cytokines by immune cells (both intracellular and secreted) helps define the nature of immune response in auto-immune disease and in transplant and cancer patients.

•	Gene Expression and Genetic Engineering

A key goal of biology is to relate the expression of specific genes to a particular cellular phenotype. However, current assays for gene expression destroy the structural context.

We believe that our proprietary CKChip platform will address the need for cell-based assays that are simple to use, providing continuous recording of cellular activities with high sensitivity, reliability and medium to high throughput screening.

Current Means of Cell Analysis

Two major techniques are currently used for examining live cells:

•
Microscopy, in which cells are held on a glass slide or in small wells in nutrient medium. Often groups of cells are held in a well in which they are free to move around in the microscopic field so that monitored cellular events reflect the average response of the group, rather than that of individual cells which may deviate far from the average.

Microscopy relies heavily on software tools that enable the imaging and follow-up of specific cells. These software packages are limited in their ability to identify and follow up on targets containing a variety of cells, especially non adherent cells that tend to move about the microscopic field. It is also difficult to follow a large number of cells simultaneously and over time.

•
Flow cytometry is a technique for counting and sorting microscopic particles, such as cells, suspended in a stream of fluid. It allows simultaneous multi-parametric analysis of the physical and/or molecular characteristics of cells as they flow through an optical and/or electronic detection apparatus. Flow cytometry has been widely used for over 30 years but it lacks a number of capabilities and features needed in today’s life science and medical diagnostics research. Cell sorting using flow cytometry remains a fairly difficult and unreliable task, especially in populations made up of small numbers of cells.

Flow cytometry has distinct limitations:

•	Flow methods are limited to analyzing cells in fluids and the recorded cells are often discarded after measurement;
•	Cell-based assays requiring time resolution, such as enzyme kinetics or drug uptake and/or action, make no sense by flow methods as cells cannot be re-analyzed;
•	Flow cytometry cannot determine sub-cellular localization of fluorochromes employed to study intracellular events;
•	Flow cytometry is impractical for small cell numbers; and
•	Flow cytometry equipment is a high-priced tool ($50,000 — $500,000) and it is not readily available to the researcher or to the clinical laboratory.

Our CKChip Technology

Our CKChip is a platform static cytometry technology that enables the simultaneous examination of many individual live cells using simple imaging methods such as fluorescence microscopy. Whereas until now cells were fixed and stained for microscopic examination, broken down for examination of their contents, or held alive in groups on micro-plates, the CKChip will enable the dispersion of whole living cells, each into its own micro-well for individual scrutiny over time. Both small and large numbers of cells can be simultaneously monitored in up to 10,000 micro-wells. This proprietary system enables:

•	Imaging adherent as well as non-adherent live cells;
•	Revisiting and monitoring specific cells at designated “addresses;”
•	Sequential manipulation of individual live cells;
•	Retrieval of specific cells; and
•	Simultaneous monitoring of kinetic data of multiple individual cells.

The Cell Carrier, which are currently marketing on a limited basis and which we intend to continue to market under the “CKChip” trade-name, is a 4 sq mm, grid with between 2,500 and 10,000 conical micro-wells. Cells are loaded onto the CKChip and distributed across the microwells. Each cell is drawn/siphoned into a microwell by creating a small negative pressure in the chamber. Cells become trapped in their individual microwells and are held there by adhesion/cohesion forces during their analysis, treatment or rinsing with multiple reagents. The location, or “address”, of each microwell is registered, so that cells identified for special attention during monitoring can be revisited and potentially retrieved for further treatment and investigation

Monitoring of cells held on the CKChip is performed by means of fluorescence emission detected microscopically, using virtually any upright or inverted fluorescence, in conjunction with common imaging software. As fluorescence imaging microscopes are common in most life science and medical laboratories, anyone interested in using the CKChip may be able to do so without having to invest in purchasing a monitoring device.

We believe the CKChip has the following distinct advantages over other cytometric technologies:

•	ability to capture and register living cells at specific addresses;
•	ability to monitor identifiable individual cells and rare events;
•	ability to repeatedly monitor cells for acquisition of kinetic data;
•	simultaneous and sequential monitoring of up to 10,000 cells by conventional imaging microscopy;
•	enables characterization of specific cells within a heterogeneous cell population;
•	manipulation and analysis of adherent and non-adherent living cells;
•	adding and rinsing reagents from living cells under observation; and
•	savings in the cost of reagents.

Potential Applications

We believe that there are numerous potential applications for our CKChip technology, such as:

•
Clinical diagnostic / in vitro diagnostic market.  Clinical diagnostic / in vitro diagnostic tests are essential to the practice of health care worldwide: an estimated 60 — 70% of medical decisions involve a diagnostic test. In clinical diagnostics, a biological sample is taken from the patient and sent to a hospital-based or private medical laboratory for analysis using reagents and instrument developed by the in vitro diagnostic (IVD) industry. A wide range of increasingly sophisticated diagnostic tests exist, and are used:

•	for systematic screening of certain populations;
•	to establish or confirm a diagnosis for a person presenting with clinical symptoms; and
•	to determine appropriate treatment and monitor its efficacy.
Diagnostic tests are used for monitoring patient status and to follow the course of treatment in cancer, chronic diseases and others.
•
Enzyme Kinetics. Enzyme kinetics is the study of the rates of chemical reactions that are catalyzed by enzymes. These studies provide insights into the catalytic mechanism of enzymes, their role in metabolism, how their activities are controlled within cells and how drugs and poisons can inhibit their activities. These studies are important because they help to explain how enzymes work and may predict how enzymes behave in living organisms.

•
Cytokines.  Cytokines are extracellular signaling proteins or peptides that act as a local mediator in cell to cell communication. The communication involves regulating proliferation (division) and differentiation of cells. When these “social controls” on cell division fail, cancer and other diseases result and damage occurs to body tissues and organs. The study of cytokine reactions in cells plays an important role in understanding diseases and developing new drugs to combat them.

•
Immunology.  Immunology research on medical problems is becoming increasingly complex, focusing on the regulation and control of immune responses that involve cytokines, receptors, signaling and other biochemical processes. Vaccines developed as a result of this research need to be tested in vivo but studies in mice and other laboratory animals often cannot be directly extrapolated to humans because of biological differences.

Our Products

Our current products, as well as products in varied states of development, are summarized below:

•
Generation I (CCI) — The CCI is currently offered for fluorescence microscopy applications enabling repeated multi-live single cell monitoring. In addition, it  allows multiple rinsing of reagents. This product currently is available for sales to end users at a list price of $168 per 6 unit box. A starter kit, which includes a cell loader, cover-slips, holder unit, vacuum-pen, 8 CKChip units and our “WELLS” software, is currently available at a list price of $1,720 per kit.

•
Generation II (CCT) — a transparent Cell Carrier that in addition to the features described above for the CCI, is also suitable for light microscopy, reagent, chemical, and biological coating options. We expect that this product, which is in a development stage, will be introduced for sale in the second quarter of 2009.

•
Generation III (CCM) — We expect the CCM will be offered with special kits to enable clinical diagnostic applications based on research currently in progress. We expect to select our first clinical diagnostic application for the CCM by the end of 2008, with development over a two year period thereafter.

Our Marketing Strategy

We have recently commenced the marketing of the CCI, our first product. To this end, we presented the CKChip at two international congresses of cell biology and cytometry, as well as in a series of scientific seminars presented at the U.S. National Institute of Health, Boston University, Max Plank Institute in Munich, the German Cancer Research Center (DKFZ) in Heidelberg and others. In addition, we have recently announced the signing with Rikaken Co., Ltd. Japan, of an exclusive distribution agreement for marketing and distributing our CKChip in Japan.

We intend to form research collaborations with academic and other research institutions throughout the world. We believe that academic institutions researchers exhibit a number of characteristics that can impact on the success of novel technologies for cell analysis, such as:

•	The academic community tends to operate in networks in which word of mouth supports the spread of a chosen technology;
•	Academic researchers are considered early adopters of new technology, relative to clinicians, allowing them to expand their research capabilities; and
•	There is strong scientific focus on cell-based applications.

We are hopeful that the CKChip’s exposure to academic institutions and researchers will facilitate our demonstration of the CKChip’s capabilities in comparison to other technologies and thereby enhance our efforts to position the CKChip as a unique platform for cutting edge research in diverse fields.

We also intend to continue to present our technology at appropriate professional meetings, lectures and seminars. We anticipate that papers that we expect will be published by researchers in leading professional journals will generate publicity and will boost awareness of the CKChip technology.

Manufacturing and Sales

The assembly and packaging of our products is done in our facilities in Israel; however, we do not presently have large scale internal manufacturing or a meaningful sales capacity. We expect to seek to establish strategic alliances and joint ventures with third parties possessing these capabilities until we can raise sufficient funds to perform these functions with our own personnel.

In order to maintain market awareness and overall control, we intend to be highly involved in directing the sales force of our strategic partners and will seek to manage their sales efforts with vigorous, focused marketing activities.

We intend to build direct communication and channels with our target customers to obtain market feedback, enhance product quality, and facilitate product improvement and new product development.

 Medical Device Incubator

Introduction

While it was our intention to develop a medical device incubator, we have decided to accord priority to the development and commercialization of our CKChip technology and successive generations of CKChip applications and products. Accordingly, we do not expect at the current time to develop and expand a diverse partner company portfolio, and we will be delaying implementing our plans for additional investments in early stage medical device enterprises to a later date, if at all.

Subject to the availability of funds and the attractiveness of the opportunities that may be presented to us, we would intend to source, vet and invest in early stage Israeli-based medical device companies. To this end, we would hope to build value for our shareholders through building value in our partner companies, i.e., those companies in which we will invest, by assembling and making available to our partner companies at no cost to them an array of strategic, operational, financial and managerial resources to enable them to primarily focus their efforts upon technological innovation, product development and timely attainment of predetermined milestones for committed follow-on financing rather than having to devote limited personnel and resources to addressing managerial burdens and repeatedly pursuing diverse funding sources.

Our Current Investment in a Medical Device Company

We have invested in Scorpion Surgical Technologies, Ltd., a start-up company in the field of orthopedic surgical instrumentation, with particular emphasis upon spinal stabilization systems. Scorpion’s technology is intended to enhance implant stability, increase implant strength as well as resistance to pull-out, and improve bone implant interaction. Scorpion’s first product, presently in the development stage, is a vertebral attachment system, indented to offer a solution superior to pedicle screws. It is targeted in particular, to the growing market of posterior dynamic stabilization. Scorpion received approval for a $250,000 grant contingently repayable from future royalty revenues only, from the Israeli Office of Chief Scientist, to further its research and product development efforts.

In July 2007, we entered into an agreement with Scorpion pursuant to which we have agreed to acquire up to a 23.6% equity interest in Scorpion for $150,000. Under the agreement, we will acquire 20,000 shares of Scorpion ratably based upon our payment of three equal installments of $50,000 each. The first payment was made in July 2007. The other two payments are subject to the performance of milestones that provide for our completion of an equity fund raising of at least $1,500,000 and Scorpion’s signing an agreement with a medical research center for the performance of clinical trials, as well as the fulfillment of several administrative conditions. We also have been given the right to appoint a director to Scorpion’s board of directors, which we have already appointed. After completion of the second milestone payment, subject to the terms of the agreement and for a period to end not later than March 31, 2009, the director that we appoint will have a veto right with respect to the following matters: issuance of securities, adoption or stock option plans, approval or modification of annual budgets, related party transactions and other material transactions outside the ordinary course of business. Additionally, we have been granted a right of first refusal with respect to Scorpion’s next round of financing, for a period of 24 months from the date of the agreement. Such right of first refusal would allow us to acquire up to 75% of the securities offered based upon the lower of a pre-money valuation set forth in a bona fide offer made to Scorpion by a third party or a valuation of $3,500,000. We have also received information rights, providing us with consolidated balance sheets, statements of income, statements of cash flow and statements of shareholders equity of Scorpion. Dr. Ben-Arye, who is a director and co-founder of Scorpion, did not participate in the negotiation of the terms of our investment in Scorpion. Additionally, Dr. Ben Arye has not and will not receive any portion of the payments that we have made and will make to Scorpion in consideration of our acquisition of the 23.6% equity interest.

Licensed Technology

Medis El acquired the rights to the CellScan in August 1992 by assignment from IAI of a license from Bar Ilan University (the “University”) to IAI. Medis El paid IAI $1,000,000 in consideration of the assignment of the license and for certain tooling and equipment. The license is a perpetual worldwide license to develop, manufacture and sell the CellScan, and to sublicense the right to manufacture and sell the device. The license includes all rights to the University’s CellScan patents, know-how and inventions including any subsequently acquired, and all improvements thereto. Medis El is obligated to pay the University a royalty for a twenty-year period beginning in 1995. For the first ten years, the royalty is at the rate of 6.5% of proceeds of sales (after deducting sales commissions and other customary charges) and 4.5% on any fees received from granting territorial rights. The royalty for the second ten-year period is 3.5% on all revenues whether from sales or fees. In addition to such royalty payments, we are required to grant $100,000 to the University during the first year that our after-tax profits exceed $300,000. On July 26, 2007, Medis El assigned all of its intellectual property rights to the CellScan, including the Cell Carrier, to us and delegated to us its royalty payment commitments.

Intellectual Property Rights

We hold one U.S. patent on our Cell Carrier technology, which expires in June 2021, and one Chinese patent on our Cell Carrier technology. We have also filed national phase patent applications in Europe and Japan. Further, we have a patent in Canada related to system and method for cell selection and have filed two additional applications under the Patent Cooperation Treaty relating to improvements and modifications to our cell carrier technology.

Two additional provisional patents applications covering unique features and design related to the Cell Carrier technology have been submitted to the U.S. Patent and Trademark Office. We intend to continue to file patent applications in the U.S. and internationally for our Cell Carrier technologies.

We do not believe that Bar Ilan’s patent rights with respect to the CellScan, which have been assigned to us by Medis El, will be of material value to us in our future efforts to commercialize and project our Cell Carrier technology as the underlying patents and attendant proprietary rights have either expired or will shortly expire by their respective terms.

Competition

CKChip

The life sciences research and clinical diagnostics markets are characterized by intense competition. We believe that we directly compete with Molecular Cytomics Inc., a privately-held company registered in Cyprus with operating facilities in Israel and in Boston, Massachusetts, which offers a microscope slide-based device that contains 8,000 micron-sized wells. Its technology enables high content analysis of non-adherent primary cells such as human blood, bone marrow and stem cells for research, drug discovery and clinical diagnostics. We are also aware of an academic collaboration at the Berkeley campus of the University of California, which has developed a dynamic single cell culture array that, if commercialized, would directly compete with our current and future intended CKChip applications and products.

We also compete indirectly with a number of companies, both domestic and foreign, that engage in more traditional methods for carrying out single cell analyses, by means of microscope slides and culture microplates of various types. These companies include CompuCyte Corporation, Cellomics, a business unit within the Biosciences group of Thermo Fisher Scientific Inc., IBIDI and Chipman Technologies Ltd.

We will seek to effectively compete based upon the unique features and capabilities of our CKChip technology, the diversity of its applications and what we believe to be costly and comparatively inefficient means of cell analysis currently in use in our targeted markets.

Medical Device Incubator

If we decide to move forward with further investments in  medical device companies, we would expect to face intense competition from other companies that acquire, or provide capital to, medical device businesses. Competitors will include technology incubators affiliated with major Israeli academic centers such as the Technion-Israel Institute of Technology and the University of Tel-Aviv, publicly traded incubators such as Maayan Ventures and numerous venture capital and private equity investors, as well as companies seeking to make strategic acquisitions. Many providers of growth capital also offer strategic guidance networking access for recruiting and general advice. Virtually all of the present and potential competitors of our partner companies may have greater financial, technical, marketing and other resources than those of our partner companies. This may place our partner companies at a disadvantage in responding to the offerings of their competitors, technological changes or changes in customer client requirements. Also, our partner companies may be at a competitive disadvantage because many of their competitors have greater name recognition, more extensive client bases and a broader range of product offerings. In addition, our partner companies may compete against one another.

We believe that we would be able to effectively compete based upon our selection of a niche market of very early development stage companies in potential markets of between $50.0 million to $150.0 million, which many of our competitors view as limiting their potential financial return, and the visibility, reputation and experience of our executive officers and directors, particularly Dr. Asaf Ben-Arye and Jacob Weiss.

Government Regulation

CKChip

While we believe that the marketing of laboratory consumables for research applications only requires perfunctory regulatory filings, we may become subject to laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, and the use and disposal of hazardous or potentially hazardous substances used in connection with our research and development work. In addition, the sale by us of any commercially viable product will or may be subject to government regulation from several standpoints, including manufacturing, advertising and promoting, selling and marketing, labeling, and distributing.

Medical Device Incubator

Failure to comply with applicable requirements of the Israeli Ministry of Health, the FDA or comparable regulation in other countries may result in fines, recall or seizure of products, total or partial suspension of production, withdrawal of existing product approvals or clearances, refusal to approve or clear new applications or notices and criminal prosecution. Manufacturers of medical diagnostic devices are subject to strict regulation regarding validation and the quality of manufacturing and laboratory facilities. Failure to comply with these quality regulation systems requirements could result in civil or criminal penalties or enforcement proceedings, including the recall of a product or a “cease distribution” order.

Facilities

Medis currently provides us with office and laboratory facilities of approximately 2,700 square feet at 2 Yodfat Street, Lod, Israel. We intend to occupy these facilities, which we believe to be adequate for projected needs, through at least 12 months. Medis El charges us for these facilities at its cost as a contribution to our capital and has agreed to do so for a period of at least 18 months from the January 7, 2008 completion date of our rights offering.

Employees

As of December 31, 2007, we had 10 full-time employees, including our chief executive officer, and one part-time employee. See “Major Shareholders and Related Party Transactions—Related Party Transactions” for a description of administrative services provided to us by Medis El.

Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment. Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance. The total payments to the National Insurance Institute are equal to approximately 17.7% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 5.7%.

Our employees are not represented by any labor union. Since our inception, we have not experienced labor-related work stoppages and believe that our relations with our employees are good.

ITEM 4A.                      UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results.

General

The following operating and financial review and prospects should be read in conjunction with “Selected Financial Data” and the financial statements and accompanying notes appearing elsewhere in this annual report.

This discussion contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

 Introduction

We commenced operations in May 2006 to further refine and commercialize Medis’ CellScan and related technology, as a successor to Medis El. We are seeking to exploit commercially an improved Cell Carrier which was considered to be “the heart” of CellScan system. This unique CKChip™ can accommodate up to 10,000 cells, each in individual wells, for measuring reactions of living cells while the cells are in a static state. Our CKChip is a platform static cytometry technology that enables the simultaneous examination of many individual live cells using simple imaging methods such as fluorescence microscopy. Whereas until now cells were fixed and stained for microscopic examination, broken down for examination of their contents, or held alive in groups on micro-plates, the CKChip will enable the dispersion of a group of living cells, each into its own micro-well for individual scrutiny over time. We believe that our proprietary CKChip platform will address the need for cell-based assays that are simple to use, providing continuous recording of cellular activities with high sensitivity, reliability and medium to high content screening, in particular for non-adherent live cells.

While it was our intention is to develop a medical device incubator, we have decided to accord priority to the development and commercialization of our CKChip technology and successive generations of CKChip applications and products. Accordingly, we do not expect at the current time to develop and expand a diverse partner company portfolio, and we will be delaying implementing our plans for additional investments in early stage medical device enterprises to a later date, if at all.

As a successor to the CellScan related operations of Medis El, our results of operations, liquidity and capital resources and financial position include the CellScan related operations of Medis El, as well as allocations of general and administrative expenses from Medis El Ltd. and Medis, as if we had been a public company from the inception of Medis El in July 1992.

Medis El was formed in July 1992 and completed an initial public offering in December 1993. In June 2000, Medis completed an exchange of its common stock for the shares of Medis El that it did not already own. Upon completion of this exchange, Medis effectuated the listing of its common stock on the Nasdaq Small Cap Market and then later moved to what is now the Nasdaq Global Market, and Medis El ceased to be a publicly traded company. Subsequent to Medis El’s December 1993 IPO, Medis El’s operations were principally funded though investor equity financing. Subsequent to the June 2000 exchange, Medis El and we have been financed by funds from Medis. In addition to the net proceeds that we have received from the completion of our rights offering on January 7, 2008,  we expect to continue to be dependent on funding from Medis through January 2009 and/or other sources of equity or debt financing until such time as we are able to successfully commercialize our CKChip products, of which we can give no assurance.

Our historical financial information included in our results of operations and liquidity and capital resources have been taken from our financial statements, which are included elsewhere in this annual report. Our financial statements are intended to reflect our operations as if we had been a separate legal entity from the inception of Medis El in July 1992 and have been derived from the historical results of operations and historical bases of assets and liabilities of Medis El and Medis and our own accounts after our commencement of operations in May 2006. For the periods prior to July 26, 2007, our financial statements have been prepared on a carve-out basis from Medis El and Medis. We believe that the assumptions made and methodology used in preparing our financial statements until such date are reasonable.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of our financial statements requires us to make estimates, judgments and allocations that affect the reported amounts of assets, liabilities and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate past judgments and our estimates, including those related to goodwill, stock options and deferred income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our carve-out financial statements.

Basis of Presentation

Our financial statements reflect our operations as if we had been a separate legal entity from the inception of Medis El in July 1992 and have been derived from the historical results of operations and historical bases of assets and liabilities of Medis El and Medis and our accounts after our commencement of operations in May 2006. For the periods prior to July 26, 2007, our financial statements have been prepared on a carve-out basis from Medis El and Medis. As such, in preparing our financial statements, we have made numerous allocations of statement of operations and balance sheet items from Medis El and, to a lesser degree, Medis. Such allocations, by necessity, require the use of considerable judgment and estimates. Since allocations are such an important part of the preparation of our financial statements, unreasonable judgment and estimates in designing the methodology of allocation and/ or in applying such methodology would likely have a material impact on our financial statements.

Goodwill

We consider accounting policies related to our goodwill to be critical due to the estimation processes involved and the materiality to our financial statements. As of December 31, 2007, the net book values of our goodwill was $2,212,000. Our goodwill arose primarily as a result of two purchase accounting transactions: Medis’ acquisition of the minority interest in Medis Inc. in 1997 and Medis’ exchange of its shares for the minority interest in Medis El in 2000. In including our Goodwill in our financial statements, we apply Staff Accounting Bulletin No. 54, which generally requires that the push down basis of accounting be applied in the separate financial statements of a subsidiary that is substantially wholly-owned by the parent company. In amortizing our goodwill through December 31, 2001, we made estimates and assumptions regarding the useful lives of such assets. If our estimates and assumptions had changed, the useful lives and resulting charges to operations for amortization of such assets would have also changed.

Additionally, with respect to our goodwill, as of January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which was issued by the Financial Accounting Standards Board in June 2001. SFAS No. 142 requires enterprises, effective January 1, 2002, to discontinue amortizing goodwill, and instead requires that goodwill be subject to at least an annual assessment for impairment. As part of our initial evaluation of our goodwill and intangible assets for any possible impairment, as of January 1, 2002, we were required to use estimates and assumptions with respect to markets for our products, future cash flows, discount rates and timing of commercialization of our technologies in determining the fair value of our reporting units. We have also performed annual tests for impairment of our goodwill for each of the years from 2002 through 2007. The estimates we used assume that our products will be accepted and that we will gain market share in the future and will experience growth in such market share. If we fail to deliver products or to achieve our assumed revenue growth rates or assumed gross margins, if the products fail to gain expected market acceptance, or if our estimates and/or other assumptions change or other circumstances change with respect to future cash flows, discount rates and timing of commercialization of our technologies, we may, in the future, be required to record charges to operations for impairment of our goodwill and/or our intangible assets

Income Taxes

We consider accounting policies related to income taxes  to be critical due to the estimation processes involved.  We record a valuation allowance to reduce our deferred tax assets to zero. In the event that we were to determine that we are likely to be able to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax assets would be credited to operations in the period such determination was made.

Effective January 1, 2008, we adopted FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any income tax uncertainties. While our adoption of FIN 48 did not have a material impact on our December 31, 2007 financial statements, its application requires the exercise of judgment and the use estimates and, depending on transactions and circumstances, could potentially have a significant impact on our consolidated financial statements

Stock-based compensation

We also consider accounting policies related to stock-based compensation to be critical due to the estimation process involved. We view stock options as an important part of our compensation program. Accounting for stock options can results in significant non-cash charges to our operations. There are assumptions and estimates involved in determining the value of such stock options and the timing of related charges to our operations. These estimates and assumptions include the expected term of the option, volatility of our stock price and interest rates. The market price of Medis’ stock and assumptions made by Medis in valuing its stock-based compensation has also had a significant impact on charges we incur related to stock-based compensation in our financial statements. If these estimates and assumptions change or if our stock price or Medis’ stock price changes or if the value of our stock changes, the charges to operations and/or accumulated loss could also change significantly.

Effective January 1, 2006, we adopted FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), and related Securities and Exchange Commission rules included in Staff Accounting Bulletin No. 107, on a modified prospective basis. Under this method, (compensation cost recognized beginning January 1, 2006 include costs related to 1) all share-based payments (stock options and restricted stock awards) granted prior to but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and 2) all share-based payments granted subsequent to December 31, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Compensation costs for stock options are generally recognized ratably over the vesting period.

Recently Enacted Accounting Pronouncements

In June 2007, the Emerging Issues Task Force of the FASB (“EITF”) reached a consensus on Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities (EITF 07-3).  EITF 07-3 requires that non-refundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. The deferred amounts would be recognized as an expense as the related goods are delivered or the services are performed, or when the goods or services are no longer expected to be provided.  This pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2007 and earlier application is permitted.  EITF 07-3 is to be applied prospectively for new contracts entered into on or after the effective date. The adoption of this pronouncement is not expected to have a material effect on our financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statements does not apply to accounting standard that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007.

In February, 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (the FSP).  The FSP amends FASB Statement No. 157, Fair Value Measurements (Statement 157), to delay the effective date of Statement 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually).  For items within its scope, the FSP defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.

We are currently evaluating the effect that the adoption of SFAS 157 will have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for us beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. We are currently evaluating the impact that SFAS No. 159 will have on our financial statements.

In December, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment.  SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment.  Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007.  SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations.  The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available.  We are currently assessing the potential impact that the adoption of SAB 110 could have our financial statements.

In December 2007, the FASB issued SFAS 141(R), Business Combinations (“SFAS 141(R)”). This Statement replaces SFAS 141, Business Combinations, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, Accounting for Income Taxes, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently assessing the potential impact that the adoption of SFAS 141(R) could have on our financial statements.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are currently assessing the potential impact that the adoption of SFAS 141(R) could have on our financial statements

Results Of Operations

From the inception of Medis El in July 1992 through December 31, 2007, we have generated an accumulated deficit of approximately $60,551,000, including the CellScan related operations of our predecessor – Medis El. We expect to incur additional operating losses through the end of 2008 and possibly thereafter, principally as a result of our continuing anticipated research and development costs and general and administrative expenses related to further development and commercialization of our CKChip products and costs related to any further investments in early stage Israeli-based medical device companies.

Year ended December 31, 2007 compared to year ended December 31, 2006

We sustained a net loss of $2,096,000 during the year ended December 31, 2007, compared to $1,810,000 during the year ended December 31, 2006. The increase in the net loss can primarily be attributed to an increase in research and development costs and an increase in marketing, general and administrative expenses.

Our research and development costs during the year ended December 31, 2007 amounted to approximately $1,182,000, compared to approximately $1,079,000 during the year ended December 31, 2006. Costs incurred during the year ended December 31, 2007 principally related to improvement and modifications of our Cell Carrier design to enable its use with standard fluorescence microscopes, as well as development and validation of specific applications to be used with the Cell Carrier in order to enhance introduction and commercialization of our Cell Carrier - CKChip™ product line. Costs incurred during year ended December 31, 2006 related to the further refinement and assembly of the desktop CellScan, various research activities (including initial steps in modifying the Cell Carrier design to enable its use with standard fluorescence microscopes) and in obtaining the CE mark and moving forward with our ISO application, as well as clarifying other regulatory requirements needed for further commercialization of our products. The increases in 2007 can be primarily attributed to increases in labor and related costs, depreciation and other costs, partially offset by a decrease in material costs. In July 2007, we entered into an agreement with Scorpion Surgical Technologies, Ltd. to acquire up to a 23.6% aggregate interest in Scorpion for a total investment of $150,000, of which $50,000 was paid in July 2007.  We have recorded such investment in Scorpion as an in-process research and development expense. We expect our research and development costs to increase further in 2008 as we devote more resources to the further development and commercialization of our CKChip products, even as we cease making investments in early stage Israeli-based medical device companies.

Our marketing, general and administrative expenses during the year ended December 31, 2007 amounted to approximately $901,000, compared to approximately $698,000 during the year ended December 31, 2006. The increase of  $203,000 for the year ended December 31, 2007 is primarily attributable to increases in labor and related costs of approximately $97,000, increases in  non-cash charges relating to the issuance of stock options of approximately $68,000, increases in marketing costs of approximately $34,000 and increases in various other SG&A cost categories of approximately $4,000.

Year ended December 31, 2006 compared to year ended December 31, 2005

We sustained net losses of $1,810,000 during the year ended December 31, 2006, compared to $1,771,000 during the year ended December 31, 2005. The increase in the net loss can primarily be attributed to an increase in research and development costs, substantially offset by a decrease in general and administrative expenses.

Our research and development costs increased from $826,000 for the year ended December 31, 2005 to $1,079,000 for the year ended December 31, 2006. During the year ended December 31, 2006 research and development costs were incurred related to the further refinement and assembly of the desktop CellScan, on various research activities (including modifying the Cell Carrier design to enable its use with standard fluorescence microscopes and cell carrier coating development) and in obtaining the CE mark and moving forward with our ISO application, as well as clarifying other regulatory requirements needed for further commercialization of our products. During the year ended December 31, 2005 costs were incurred related to further refinement of the desktop CellScan system and on various research activities. The increases in our research and development costs during the year ended December 31, 2006 can be primarily attributed to increases in materials costs for the assembly of additional desktop CellScans, labor and related costs – including hiring additional personnel for cell carrier design costs and cell carrier coating development among other activities — and other expenses, partially offset by a decrease in costs of subcontractors and consultants.

Our marketing, general and administrative expenses during the year ended December 31, 2006 amounted to approximately $698,000, compared to approximately $922,000 during the year ended December 31, 2005. The decrease of $224,000 for the year ended December 31, 2006 is primarily attributable to a decrease in labor and related costs of approximately $494,000 (principally due to higher general management costs in 2005 including severance costs incurred upon the voluntary termination of our predecessor’s general manager), partially offset by increases in non-cash charges relating to the issuance of stock options of approximately $176,000, resulting principally from Medis’, Medis El’s and our adoption of SFAS 123(R) on January 1, 2006, increases in costs for maintenance of patents of approximately $68,000, and net increases in various other SG&A cost categories of approximately $26,000.

Effective January 1, 2006, we adopted FASB Statement No. 123 (revised 2004), “Share-Based Payment” and related SEC rules included in Staff Accounting Bulletin No. 107, on a modified prospective basis. As a result of adopting SFAS 123(R), our net loss for the year ended December 31, 2006, is approximately $181,000 greater than if we had continued to account for share-based compensation under Accounting Principles Board Opinion No. 25.

As a result of adopting SFAS 123(R) on January 1, 2006, our net loss for year ended December 31, 2007 was $255,000 greater than if we had continued to account for share-based compensation under Accounting Principles Board Opinion No. 25 (“APB 25”). Basic and diluted net loss per share for the year ended December 31, 2007 was $.01 greater than it would have been if we had continued to account for share-based compensation under APB 25.

As of December 31, 2007, we had unrecognized compensation costs of approximately $52,000 related to stock options accounted for in accordance with FASB Statement No. 123 (revised 2004) “Share Based Payments,” which are expected to be recognized in future periods (exclusive of amounts that may be allocated to us by Medis El and by Medis).

Impact of Currency Fluctuation and Inflation

The financial statements of the company have been prepared in U.S. dollars, as the dollar is its functional currency. Since the Company’s operations are funded in U.S. dollars and a substantial portion of its costs is incurred in U.S. dollars, management believes that the dollar is the primary currency of the economic environment in which the company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

A portion of our costs and expenses are denominated in foreign currencies. The most significant foreign currency applicable to our business is the New Israeli Shekel.. As a result, we have exposure to foreign currency exchange fluctuations. Recently, the U.S. dollar has declined in relationship to the new Israeli Shekel, which has increased certain of our operating and capital costs. Continued foreign currency fluctuations could further impact our costs, as well as our ability to achieve and maintain profitability as we continue to grow our business. We do not hedge our currency risk.

In the early to mid 1980s, Israel’s economy was subject to a period of very high inflation.  However, inflation was significantly reduced by the late 1980s due primarily to government intervention.  The annual rate of inflation/(deflation) in Israel was (0.1)% and 3.4% in 2006 and 2007, respectively.  The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by devaluation of the NIS in relation to the U.S. dollar.  For example, during the years 2006 and 2007, the appreciation of the NIS against the dollar, which amounted to 8.21% and 8.97% accordingly, exceeded the inflation rate for the same periods, thereby negatively influencing our operating costs reported in U.S. dollars.

 Liquidity And Capital Resources

We and our predecessor have historically financed our operations primarily through the proceeds of investor equity financing and more recently through financing from Medis and our January 2008 rights offering. We expect to continue to be dependent on funding from Medis for a period of at least until January 2009 and/or other sources of equity or debt financing until such time as we are able to successfully commercialize our CKChip products, of which we can give no assurance.

Our working capital and capital requirements at any given time depend upon numerous factors, including, but not limited to:

•	the progress of CKChip research and development programs;
•	the status of our CKChip technology and products;
•	the progress of our CKChip marketing/commercialization efforts;
•	the degree of collaborative arrangements with third parties pertaining to our CKChip technology;
•	the level of resources that we devote to the development of our Cell Carrier technologies, patents, marketing and sales capabilities;
•	the extent of investments in early stage Israeli-based medical device companies;
•
the level of our marketing, general and administrative expenses, other than those amounts charged to us by Medis El and Medis prior to July 9, 2009 (which are treated as contribution to our capital); and

•	Medis’ ability to provide to us financial assistance beyond its contractual obligations.

In furtherance of Medis’ plan to commercialize the CKChip technology, Medis transferred its CellScan and Cell Carrier related business, including its intellectual property rights relating to the CellScan and its Cell Carrier technology, to us pursuant to an asset purchase agreement dated July 26, 2007 in consideration of our issuance to Medis El of 15,500,000 of our ordinary shares. Medis has also granted us a five year right of first refusal upon all further medical diagnostic opportunities that are sourced by, or presented to Medis. In addition, Medis has agreed to provide to us a cash capital contribution of up to $1,500,000 over an 18 month period on an as needed basis commencing on the January 7, 2008 completion date of our rights offering. Medis has also agreed that, following the completion of such offering, it will provide us with such office and laboratory facilities as we may reasonably require to further the commercialization of the Cell Carrier and to launch and operate our proposed medical device incubator and will provide us with administrative and professional services, at cost as a contribution to our capital, for a period of not less than 18 months thereafter. Medis has also committed to provide us with additional financing to carry out our operations through at least January 7, 2009, if our other resources are insufficient for such period of time. On June 30, 2008, Medis El provided funding to us in the amount $1,500,000, pursuant to a non-interest bearing, unsecured promissory note, with a due date of January 1, 2010 – subject to certain other repayment conditions that are based on our receiving alternative sources of financing for our operations or the sale of our business to or merger with a third party.  At the option of Medis El, any remaining balance to the promissory note may be contributed to our capital.

On January 7, 2008, we completed a rights offering to Medis common stockholders pursuant to which subscribers purchased an aggregate of 3,492,788 of our ordinary shares, at the subscription price of $0.30 per share, for aggregate gross proceeds of $1,048,000, less offering of approximately $593,000.  Subscribers also received four year warrants to purchase additional ordinary shares, at an exercise price of $0.60 per share, at the rate of one such warrant for every two ordinary shares purchased in the rights offering. Under the terms of the rights offering, record holders of our outstanding common stock received, at no cost, one nontransferable subscription right for every ten shares of our common stock held by them as of the close of business on the record date, which was November 12, 2007. Upon the completion of the rights offering, we continued to own approximate 82.5% of Cell Kinetics’ outstanding ordinary shares and subscribers owned the balance

During the years ended December 31, 2005, 2006 and 2007, we recorded capital contributions on our balance sheet for funding from Medis El and Medis aggregating approximately $1,530,000, $1,716,000 and $1,846,000, respectively. For 2006 and 2007, such capital contributions include funds provided to us by Medis, as well as amounts allocated to our operations by Medis El and Medis. For 2005, such capital contributions represent amounts allocated and charged to our operations by Medis El and Medis.

During the year ended December 31, 2007, net cash used in operating activities was $1,723,000 compared to $1,683,000 for the year ended December 31, 2006. The increase of $40,000 was primarily attributable to increases in research and development costs and general and administrative costs, as described more fully above.

During the year ended December 31, 2007, cash used in investing activities was $97,000, compared to $16,000 during the year ended December 31, 2006. The increase of $81,000 was primarily attributable to an increase in investments in property and equipment of $31,000 and an investment of $50,000 in Scorpion, as described more fully above.

For the year ended December 31, 2007, cash aggregating $1,805,000 was provided by financing activities, compared to $1,718,000 for the year ended December 31, 2006. The cash provided by financing activities for the year ended December 31, 2007 represented funds provided to us by Medis and amounts allocated to our operations by Medis El and Medis aggregating $1,846,000 partially offset by issuance cost on the rights offering aggregating $41,000. The cash provided by financing activities for the year ended December 31, 2006 was comprised of funds provided to us by Medis and amounts allocated to our operations by Medis El and Medis aggregating $1,716,000 and proceeds of $2,000 from issuance of our ordinary shares to Medis El.

We expect our research and development costs to increase further in 2008 as we devote more resources to the further development and commercialization of our CKChip product line.

We have historically financed our operations primarily through the proceeds of Medis El’s investor equity financing and more recently through financing from Medis. We expect to continue to be dependent on funding from

 Medis for a period of at least one year after the closing of the offering, including the capital contribution of up to $1.5 million that Medis has agreed to provide to us, and/or other sources of equity or debt financing until such time as we are able to successfully commercialize our CKChip products.

Our failure to successfully commercialize or sell our CKChip products may materially adversely affect our ability to raise funds as needed. In any event, it is not possible to make any reliable estimate of the funds required to complete the development of our Cell Carrier products or market and produce our CKChip products

Research and Development, Patents and Licenses

We incurred costs of approximately $1,182,000 during the year ended December 31, 2007, compared to costs of approximately $ 1,079,000 during the year ended December 31, 2006. Costs incurred during the year ended December 31, 2007 principally related to refining our first version of our CKChip product to enable its use with standard fluorescence microscopes. The increase can also be attributed to our efforts in the development of the next generation Cell Carrier. In addition, we developed and perform initial validation of a dedicated data analysis software package that accompanies the CKChip and support the researchers in using our CKChip. Furthermore, we have validated a series of specific applications to be used with the CKChip in order to enhance its introduction and commercialization. Costs incurred during the year ended December 31, 2006 principally related improvement of our Cell Carrier design to enable its use with standard fluorescence microscopes, as well as extending our intellectual property and development of specific applications to be used with the Cell Carrier.  In July 2007, we entered into an agreement with Scorpion Surgical Technologies, Ltd. to acquire up to a 20% aggregate interest in Scorpion for a total investment of $150,000, of which $50,000 was paid in July 2007. We have recorded our investment in Scorpion as in-process research and development expense.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.

Contractual Obligation

The following is a summary of our significant contractual obligations as of December 31, 2007:

Contractual Obligations	Total	2008	2009	2010	2011	2012 and thereafter
Purchase Obligations	82,000	82,000	–	–	–	–
Other Long-Term Liabilities (Note 1)	157,000	16,000	16,000	16,000	16,000	93,000
Total	$239,000	$98,000	$16,000	$16,000	$16,000	$93,000
______________________
Note 1:
Other Long-Term Liabilities represents our accrued severance pay as of December 31, 2007. Since we do not expect a high level of employee turnover giving rise to the payment of significant amounts of severance obligations, we have included approximately 10% of the total liability in each of the years 2008 through 2011 and the remainder in 2012 and thereafter.

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Executive Officers

The names of our directors and executive officers and their respective ages and positions are as follows:

Name	Age	Position
Jacob Weiss	55	Chairman of the Board of Directors
Dr. Asaf Ben-Arye	46	President and Chief Executive Officer
Israel Fisher	60	Chief Financial Officer
Mitchell H. Freeman	58	Director
Andrew A. Levy	61	Director
Daniel A. Luchansky	49	Director

Jacob Weiss has been the Chairman of our Board of Directors since October 1, 2007 and President of Medis since April 2006 and a Director since its inception. He was Medis’ Senior Vice President — Business Development from August 2000 until April 2006 and was a consultant to More Energy Ltd., a subsidiary of Medis. Mr. Weiss served as the Corporate Vice President and General Counsel to Israel Aerospace from 1996 to 2000. Prior to that, he was Deputy General Counsel — International Division of Israel Aerospace. Previously Mr. Weiss was the Chief Executive Officer of ImageSat International, a company established by Israel Aerospace to commercialize its remote sensing satellite technology.

Dr. Asaf Ben-Arye has been our President and Chief Executive Officer since May 2006. Dr. Ben-Arye’s broad business experience includes the position of Country Manager for General Electric Ultrasound Israel; Desk Manager Elbit Medical Services which involved establishing and operating diagnostic medical centers; and being a Medical Application Specialist with Elscint, Nuclear Medicine Division. He co-founded and served as chief executive officer of Expandis, a start-up company dealing in minimally invasive orthopedic surgical devices until May 2006, and continues to serve it as a director. Dr. Ben-Arye is also a co-founder and director of Scorpion Surgical Technologies, a start-up company in the field of orthopedic surgical instrumentation. Dr. Ben-Arye received his Medical Degree in 1992 from the Technion Israel Institute of Technology, a leading Israeli University. In 1997, Dr. Ben-Arye also received an MBA degree from the Technion.

Israel Fisher has been our Chief Financial Officer since May 2006 and  the Senior Vice President of Medis since February 2004, and was its Vice President-Finance from June 2000 until February 2004. Mr. Fisher has been Vice President-Finance and Secretary of Medis El since its inception in 1992. From 1990 to 1992, he served as the Deputy Manager of Israel Aerospace for financial planning and credit management. From 1987 to 1990, he served as the Deputy Finance Manager of the Tamam Plant of the Electronics Division of Israel Aerospace. He has a MBA from the University of Tel Aviv and two BA degrees from Bar-Ilan University; one in accounting and the other in Economics and Business Administration.

Mitchell M. Freeman is a consultant and private investor focused on strategic financial advisory activities, business development and capital raising opportunities. From January 2003 to September 2005, he was Chief Executive Officer of Freeman Meyer and Associates, LLC, a financial advisory and consulting firm specializing in business development, turnarounds, strategic financial advisory assignments and capital investment projects. In February 1994, Mr. Freeman founded Interactive Ventures Incorporated, a value added reseller of interactive voice response systems to the regional shopping center industry, and served as its Chief Executive Officer until the sale of the business in February 2001. He was also a founding director and shareholder of a major central station alarm company providing high level security to commercial businesses in New York City, a business that was sold in 1997. Mr. Freeman has served in other senior level investment banking and management positions, primarily in investment banking and real estate, at Fuji-Wolfensohn Inc., a joint venture between James D. Wolfensohn, Inc., an international investment banking firm, and Fuji Bank; Corporate Property Investors; Lazard Realty Inc. (a subsidiary of Lazard Freres & Co. LLC); and J.P. Morgan Investment Management Inc. Mr. Freeman is a founding member and Chairman of the Board of Replications Inc., a not-for-profit education organization committed to replicating successful public schools in new environments. He received a Masters degree in Business Administration from Columbia University and holds a B.A. from George Washington University. Mr. Freeman is currently a member of the Board of Director of Medis and serves as its Chairman of its audit committee and serves as a member of its compensation committee.

Andrew A. Levy has been Chief Executive Officer of Redstone Capital Corporation and its predecessors since 1978. Redstone is an investment banking firm involved in advising on acquisitions, mergers and restructurings in manufacturing and military industries, project financings in the oil and gas and cogeneration fields, and leverage buyouts. Mr. Levy, who holds a B.S. (Engineering) from Yale University, and a J.D. from Harvard Law School, is Chairman of Fraser-Volpe LLC, a company which manufactures military electro-optic equipment, and Chairman of CNC Diversified Mfg. Incorporated, a company which manufactures components for the aerospace industry. Mr. Levy is a director nominee of Medis.

Daniel A. Luchansky has been President and chief executive officer of DCL Holdings LLC, a privately held alternative energy start-up focusing on the solar power and renewable energy industries, since 2006. Mr. Luchansky has spent the past twenty-five years as an investment professional involved in all aspects of asset management including credit and equity analysis, as well as trading and portfolio management in a broad range of asset classes. From 1986 to 2006, Mr. Luchansky served in various capacities with Merrill Lynch Investment Managers and its successor, BlackRock, Inc., most recently as a Director in charge of convertible investing for the Americas Fixed Income Division. In this capacity, Mr. Luchansky was responsible for making primary and secondary market investments in both public and private companies issuing convertible securities, with holdings in excess of $650 million. Concurrently, Mr. Luchansky served as the senior analyst covering the Oil and Gas and Alternative Energy sectors, with holdings in excess of $750 million. Previously, Mr. Luchansky was Senior Portfolio Manager for the Merrill Lynch Convertible Fund, ML Convertible Holdings, the Global Convertible Fund, and the offshore Convertible Securities Portfolio. He also served as co-manager of the Merrill Lynch World Income Fund. He was responsible for initiating the first convertible arbitrage program in several public mutual funds within the Merrill Lynch Investment Managers complex in the early 1990’s. Also during this period, Mr. Luchansky was instrumental in representing and protecting stakeholders interests in several highly visible negotiations notably with Emmis Communications, Wyndham International, Energy Corporation of America, Benton Oil & Gas, and Alliant Computer. Mr. Luchansky was instrumental in the financing which founded Allied Waste Industries, a leading pollution control company in 1993. Prior to joining Merrill Lynch, Mr. Luchansky was an Investment Officer, equity analyst and credit analyst for First Fidelity Bank, a predecessor of Wachovia Bank, including acting as co-manager of The Value Fund, a private equity fund affiliated with First Fidelity Bank. Mr. Luchansky received his MBA from Monmouth University and his B.S. from Kean University. Mr. Luchansky is a member of the Board of Director of Medis and serves on its Audit Committee.

Key Employees

Asaf Halamish, our Vice President — Research and Development, has extensive management experience in the development of new products and was the chief executive officer and co-owner of a medical devices start-up. Previously he was director and manager of engineering for one of Israel’s largest R&D companies. He has many years of experience in managing research and development projects in Israel and abroad and has served as a business development consultant to several Israeli high-tech companies. Mr. Halamish has special expertise in plastic products for medical applications. Mr. Halamish holds a degree in mechanical engineering from the Technion – Israel Institute of Technology (Haifa) and an MBA from ISEMI, Swinburne, Australia.

Yael Schiffenbauer, Ph.D., our Laboratory Research Manager, has been employed at Medis El since 2000. During that time, she was deeply involved in the development of the CellScan and Cell Carrier. She supervised a number of projects and developed expertise in fluorescence and analytical cytometry, immunology, autoimmune diseases, drug allergy, and cancer research. She earned her M.Sc. in Chemistry and her Ph.D. in Life Sciences from the Weizmann Institute of Science, specializing in the area of magnetic resonance in biological systems. Her main areas of study were in drug metabolism, hormonal effects, tumor implantation and angiogenesis.

Chief Scientific Consultant

Professor Gideon Berke is a Professor of Immunology at the Department of Immunology and Cancer Research, Weizmann Institute of Science. Professor Berke has wide expertise not only in immunology, but also in cardiology, where he has investigated the mechanisms underlying certain heart diseases resulting from an assault of lymphocytes on the heart muscle cells, and oncology, collaborating in the development of a new drug sensitivity test that evaluates the efficacy of an anti-cancer drug on certain types of cancer prior to use with the aim of excluding drugs from the treatment protocol if they are likely to be ineffective. He has experience in fluorescence, molecular biology, transplantation, tumor immunology and in autoimmunity. Professor Berke was one of the first researchers to generate “killer lymphocytes” (cytolytic T lymphocytes) and to determine their mechanisms of action at both the cellular and molecular levels. He is a renowned expert in cell biology and immunology and has published more than 160 articles as well as a book, Killer Lymphocytes, co-authored by W. R. Clark (Springer, 2005).

Between 1990 and 1993, Professor Berke served as Head of the Department of Cell Biology, at the Weizmann Institute of Science. In addition to being one of the Weizmann Institute’s leading scientists, Professor Berke was recently a visiting professor at the Howard Hughes Medical Institute, Stanford University Medical Center (2005); UCLA, Los Angeles, California (1978); the NCI-NIH, Bethesda, Maryland (1988); the Mitsubishi Casei Institute, Japan (1992); IARC, Lyon, France (2002), as well as several other positions as a visiting scientist at leading institutions of higher learning all over the world. Professor Berke is a graduate of Tel-Aviv University, Microbiology/Biochemistry (cum laude), and of the Weizmann Institute of Science, where he was awarded the John F. Kennedy Prize for Excellence in Studies from the Institute’s Feinberg Graduate School. At the Weizmann Institute, Professor Berke is the incumbent of the Isaac and Elsa Bourla Professorial Chair in Cancer Research.

 B.  Executive Officer and Director Compensation

Dr. Asaf Ben-Arye is employed by us as our chief executive officer pursuant to an employment agreement which provides for an annual base salary of $125,000 increasing to $156,000 upon the completion of our financing in excess of $4 million, based on the exchange rate between the USD and the NIS in effect as of December 31, 2007. This salary may be increased at our discretion. Subject to certain ceilings pursuant to Israeli tax ordinances, we will also pay (i) an amount equal to 5% of such salary for insurance and/or a pension fund, (ii) an amount equal to 8-1/3% of such salary towards a fund for severance compensation, (iii) an amount equal to 1% of such salary towards disability insurance, and (iv) an amount equal to 7-1/2% of such salary to maintain a Keren Hishtalmut (Education) Fund. Pursuant to the employment agreement, we also provide Dr. Ben-Arye with an automobile and the payment of related expenses. The employment agreement provides for the grant to Dr. Ben-Arye of options to purchase 2% of the issued shares (i.e., 330,000 shares) at an exercise price of 0.01 NIS per share, with vesting dates between December 31, 2006 and December 31, 2008 and an expiration date not later than seven years after the options have vested. The employment agreement may be terminated by either Dr. Ben-Arye or us at any time by giving the other party 120 days prior written notice of such termination.

We do not pay any cash compensation to our officers and directors who are affiliated with Medis for their services as such. Our other directors each receive a fee of $500 for each board meeting attended. Our external directors, once appointed, are expected to receive a fee in accordance with applicable Israeli law and regulations promulgated thereunder.

In October 2007, we granted options to purchase an aggregate of 145,000 of our ordinary shares to an executive officer and our directors. Such options are exercisable at $.30 per share and expire seven years from the date of the grant. Of such options granted, 20,000 granted to an executive officer vest in equal installments on each of the first three anniversaries of the grant date. The remaining 125,000 options granted to our directors vest quarterly in equal installments on December 31, 2007, March 2008, June 2008 and September 2008.

In 2007, we paid Professor Berke, our chief scientific consultant, an aggregate of $50,000 for his services.

C.   Board Practices

Board of Directors and Officers

Our board of directors consists of four persons. Dr. Leonard Makowka, a member of our Board of Directors since his appointment in July 30, 2007, resigned his position on June 11, 2008 not due to a disagreement with us on any matter relating to our operations, policies or practices. All of our current directors were appointed by Medis. Our articles of association provide that our directors, apart from external directors, are elected by a majority of the voting power represented at a meeting of our shareholders and voting on the matter. Our articles of association provide that we must have at least two directors.

Each director (other than external directors) will hold office until the next annual general meeting of our shareholders following his or her election and until his or her successor shall be elected and qualified. The approval of at least a majority of the voting rights represented at a general meeting and voting on the matter is generally required to remove any of our directors from office (other than external directors), provided that directors appointed by the board of directors may also be removed by the board of directors. A majority of our shareholders at a general meeting may elect directors or fill any vacancy, however created, in our Board of Directors (other than external directors). In addition, directors, other than an external director, may be appointed by a vote of a majority of the directors then in office.

Our articles of association provide, as allowed by Israeli law, that any director may, by written notice to us, appoint another person who is not a director to serve as an alternate director and may cancel such appointment. The term of appointment of an alternate director is unlimited in time and scope unless otherwise specified in the appointment notice, or until notice is given of the termination of the appointment. No director currently has appointed any other person as an alternate director. The Companies Law stipulates that a person who serves as a director may not serve as an alternate director except under very limited circumstances. An alternate director has the same responsibility as a director.

Each of our executive officers serves at the discretion of our Board of Directors and holds office until his or her successor is elected or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

External Directors

Qualifications of external directors

Under the Companies Law, companies incorporated under the laws of the State of Israel with shares listed on a stock exchange must appoint at least two external directors. The appointment of our external directors was required to be confirmed by a general meeting of our shareholders no later than three months following the February 11, 2008 commencement of the quotation of our ordinary shares. As of the filing of this Annual Report, we have not been successful in identifying and selecting external directors and are not in compliance with the Companies Law. We intend to hold a meeting of our shareholders as soon as practicable after we so select external directors, to seek approval for the appointment of our external directors. Failure to so be in compliance with the Companies Law in this regard could expose us and our Board to increased liability to shareholders (other than Medis El) and creditors that claim damages due to any of our actions or inactions, which actions include the approval of our financial statements included in this annual report.

The Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or any entity under the person’s control, has or had during the two years preceding the date of appointment an employment relationship or any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;

•	control; and
•
service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

“Relative” is defined as spouses, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of each of these persons.

“Office holder” is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title. Each person listed under “ — Directors and Executive Officers”.

No person can serve as an external director if his or her position or other business interests create, or may create, a conflict of interest with his or her responsibilities as an external director or may otherwise interfere with his or her ability to serve as an external director. If all members of the board of directors are of the same gender at the time the external directors are appointed by a general meeting of our shareholders, then at least one of the external directors must be of the other gender.

Our external directors are required to possess professional qualifications as set forth in the regulations promulgated under the Companies Law. In addition, our board of directors is required to determine how many of our directors must have financial and accounting expertise. In determining such number, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations.

Until the lapse of two years from his or her termination of his or her office, we may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Election of External Directors

External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	at least one-third of the shares of non-controlling shareholders voted at the meeting are voted in favor of the election of the external director (disregarding shares abstaining); or
•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years, and he or she may be reelected to one additional term of three years by a majority vote at a shareholders’ meeting. An external director may be removed only by the same percentage of shareholders as is required for his or her election, or by a court, and then only if he or she ceases to meet the statutory requirements for his or her appointment or if he or she violates the duty of loyalty to the company. If an external directorship becomes vacant and as a result we will then have fewer than two external directors, our board of directors is required under the Companies Law to call a shareholders’ meeting promptly to appoint a new external director.

Each committee of our board of directors that has the right to exercise powers delegated by the board is required to include at least one external director and our audit committee is required to include all of the external directors. Our external directors are entitled to compensation as provided in regulations adopted under the Companies Law and are otherwise prohibited from receiving any other compensation, directly or indirectly, from us.

Board Committees

Our Board of Directors is required under the Companies Law to establish an audit committee and an option committee. We have not yet established either of such committees, due to our lack of external directors, of whom the committees must include.  We expect to form each of the audit committee and option committee as soon as practicable after we identify and appoint the requisite number of external directors. Failure to so be in compliance with the Companies Law in this regard could expose us and our Board to increased liability to shareholders (other than Medis El) and creditors that claim damages due to any of our actions or inactions, which actions include the approval of our financial statements included in this annual report.

Audit Committee

Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the company’s external directors. The audit committee may not include the chairman of the board, any director employed by the company or providing services to the company on an ongoing basis, a controlling shareholder or any of a controlling shareholder’s relatives. The rules of the SEC also require that we disclose in our annual reports whether at least one member of the audit committee is an “audit committee financial expert.”

It is expected that our audit committee will provide assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. The audit committee is also expected to oversee the audit efforts of our independent accountants and take those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, an audit committee is required to identify deficiencies in the management of the company, including by consulting with the internal auditor or the independent accountants, and recommending remedial actions to the board of directors, and would be responsible for reviewing and approving certain related party transactions, as described below. The audit committee may not approve such a related party transaction unless at the time of approval the two external directors were serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

Option Committee

It is expected that our option committee will administer the issuance of options under our 2007 equity incentive plan to our employees who are not office holders, as well as any actions and decisions necessary for the ongoing management of the plan.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party or an office holder, or a relative of any of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. An interested party is generally defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as the chief executive officer. We have not yet appointed an internal auditor.

Fiduciary duties of office holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the degree of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the appropriateness of a given action brought for his or her approval or performed by virtue of his or her position; and
•	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to act in good faith and for the best interests of the company, including to:

•	refrain from any conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;
•	refrain from any activity that is competitive with the company;
•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and
•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal interests of an office holder

The Companies Law requires that an office holder disclose any personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company promptly and in any event no later than the first meeting of the board of directors at which such transaction is considered. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people.

Under the Companies Law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;
•	that is not on market terms; or
•	that is likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the transaction can be approved, provided that it is not adverse to the company’s interest. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee will generally not be present at this meeting or vote on this matter unless a majority of the directors or members of the audit committee have a personal interest in the matter. If a majority of the directors have a personal interest in the matter, the matter also requires approval of the shareholders of the company. Under the Companies Law, unless the articles of association provide otherwise, a transaction with an office holder, or a transaction with a third party in which the office holder has a personal interest, requires approval by the board of directors. If it is an extraordinary transaction or an undertaking to indemnify or insure an office holder who is not a director, audit committee approval is required, as well. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the audit committee, board of directors and shareholders, in that order. Our articles of association provide that a non-extraordinary transaction with an office holder, or with a third party in which an office holder has a personal interest, may be approved by our board of directors or by our audit committee.

Personal interests of a controlling shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Accordingly, Medis, and entities and persons that directly or indirectly control Medis, are considered to be our controlling shareholders. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder or his or her relative, who is an employee or director, require the approval of the audit committee, the board of directors and a majority of the shareholders of the company. In addition, the shareholder approval must fulfill one of the following requirements:

•	at least one-third of the shareholders who have no personal interest in the transaction and who vote on the matter must vote in favor of the transaction; or
•	the shareholders who have no personal interest in the transaction who vote against the transaction may not represent more than 1% of the voting rights in the company.

D.  Employees

As of December 31, 2007, we had 10 full-time employees, including our chief executive officer, and one part-time employee. See “Major Shareholders and Related Party Transactions—Related Party Transactions” for a description of administrative services provided to us by Medis El.

Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment. Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance. The total payments to the National Insurance Institute are equal to approximately 17.7% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 5.7%.

Our employees are not represented by any labor union. Since our inception, we have not experienced labor-related work stoppages and believe that our relations with our employees are good.

E.  Share Ownership

2007 Equity Incentive Plan

On July 29, 2007, our board of directors approved an equity incentive plan for our employees, directors, consultants and advisors. The plan has an initial pool of 1,400,000 options or restricted shares, or restricted share units (RSUs) and is intended to qualify for capital gains tax treatment under Section 102 of the Israeli Income Tax Ordinance.

Under Israeli law, there is no requirement to seek approval of our shareholders before any increase in the number of shares that are reserved for issuance under the plan  (assuming we have sufficient registered but unallocated share capital). A resolution by the board of directors is sufficient. However, if we elect to issue options meeting the requirements of other jurisdictions (e.g., issuing incentive stock options in the United States) shareholder approval may be required.

Under the plan, our board of directors (or, subject to applicable law, a designated committee to which such authority may be delegated by our board of directors) is authorized to determine the terms of the awards, including the identity of grantees, the number of options or RSUs granted, the vesting schedule and the exercise price.

Under the plan, unvested options/restricted shares/RSUs terminate immediately upon termination of employment or service. The plan defines events whereby the vesting of options/RSUs granted may be accelerated, including a merger, a sale of all or substantially all of our assets. The plan terminates at such time after the tenth anniversary of the date of its adoption by our board of directors no awards granted thereunder remain outstanding.

Options Grants

The employment agreement of Dr. Asaf Ben-Arye provides for the grant to Dr. Ben-Arye of options to purchase 330,000 ordinary shares at an exercise price of 0.01 NIS per share, with vesting dates between December 31, 2006 and December 31, 2008 and an expiration date not later than seven years after the options have vested.

In October 2007, we granted options to purchase an aggregate of 506,750 of our ordinary shares to employees, officers, directors and to a non-employee consultant. Such options are exercisable at $.30 per share and expire seven years from the date of the grant. Of such options granted, 381,750 granted to employees, officers and to a non-employee consultant vest in equal installments on each of the first three anniversaries of the grant date. The remaining 125,000 options granted to directors vest quarterly in equal installments in December 31, 2007, March 2008, June 2008 and September 2008.

Beneficial Interest of Directors and Executive Officers

For a description of the beneficial interests of our directors and executive officers in our ordinary shares, see Item 7. “Major Shareholders and Related Party Transactions” below.

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

Prior to the January 7, 2008 completion of our rights offering, the only shares of our capital stock outstanding were the 16,500,000 ordinary shares held by Medis El. As a result of our rights offering, we issued an aggregate of 3,492,788 of our ordinary shares and warrants to purchase an aggregate of 1,746,300 ordinary shares. As of June 15, 2008, we had outstanding 19,993,435 ordinary shares.

The following table sets forth, as of June 15, 2008, the beneficial ownership of our ordinary shares by: (i) each of our executive officers and directors; (ii) all of our executive officers and directors as a group; and (iii) each anticipated beneficial owner of more than 5% of our ordinary shares.

Name or Group	Ordinary Shares Beneficially Owned (1)
	Number		Percentage
Medis El Ltd.	16,500,000	(2)	82.53%
Jacob Weiss	20,537	(3)	*
Dr. Asaf Ben-Arye	272,250	(4)	1.34%
Israel Fisher	–		–
Mitchell H. Freeman	18,750	(4)	*
Andrew A. Levy	18,750	(4)	*
Daniel A. Luchansky	18,750	(4)	*
All of our executive officers and directors as a group (six persons)	349,037	(5)	1.72%

* Less than one percent (1%).
(1)
“Beneficial Ownership” means the sole or shared power to direct the voting or investment of a security, including securities subject to options, warrants or other common stock equivalents which are exercisable or will be exercisable within 60 days of June 15, 2008.

(2)
Medis El Ltd. is a wholly owned subsidiary of Medis. Medis’ Chairman and Chief Executive Officer, and Deputy Chairman and COO, is Robert K. Lifton and Howard Weingrow, respectively. Messrs. Lifton and Weingrow collectively beneficially own, as of April 28, 2008, an aggregate of 6,376,919 shares of Medis’ common stock, or approximately 17% of Medis’ then outstanding common stock. Messrs. Lifton and Weingrow collectively beneficially own 638,107 of our ordinary shares and 319,003 warrants to acquire our ordinary shares as of June 15, 2008, all of which were purchased in our January 2008 rights offering.

(3)	Includes options to acquire 18,750 ordinary shares and warrants to acquire 594 ordinary shares.
(4)	Represents options to acquire our ordinary shares.
(5)	Includes options to acquire 347,250 ordinary shares and warrants to acquire 594 ordinary shares.

 Description Of Share Capital

The following description of our share capital and provisions of our articles of association are summaries and are qualified by reference to the articles of association that will become effective upon closing of this offering, which have been filed with the SEC as an exhibit to our registration statement, of which this prospectus forms a part.

 Ordinary Shares

Our authorized share capital at December 31, 2007 consists of 30,000,000 million ordinary shares, par value NIS 0.01 per share, of which 16,500,000 were issued and outstanding. Upon the completion of our rights offering on January 7, 2008, we issued an aggregate of 3,492,788 of our ordinary shares, increasing the total number of our ordinary shares issued and outstanding to 19,992,788. As of June 15, 2008, 3,493,435 of our ordinary shares were held by 102 holders of record in the United States.

All of our issued and outstanding ordinary shares are duly authorized, validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have preemptive rights.

 B.  Related Parties Transactions

License and Service Agreements— As of May 1, 2006, we entered into a license and service agreement with Medis El and Medis, pursuant to which they provide personnel, administrative services, equipments usage and facilities to us and pursuant to which Medis El granted a license to us to use certain of its CellScan and Cell Carrier related intellectual property and certain other assets in connection with the carrying-out of our business. Under the Agreement, Medis El and Medis charge us at cost, as an additional contribution to the share capital issued to Medis. This agreement was terminated upon us entering into the July 2007 service agreement described below.

In July 2007, we entered into a service agreement with Medis El and Medis pursuant to which Medis El and Medis provide administrative services, equipment usage and facilities to us in connection with the carrying-out of our business. Medis El and Medis have agreed to charge us at cost for such services provided, as a contribution to our capital, for a period of 18 months from the January 7, 2008 rights offering completion date.

Asset Purchase Agreement — In July 2007, we entered into an Asset Purchase Agreement with Medis El whereby Medis El’s transferred its CellScan and Cell Carrier related business, including intellectual property rights, and other related assets and liabilities to us, in consideration of 15,500,000 of our ordinary shares. As our financial statements reflect the carve-out of our operations as if we were a separate legal entity from the inception of Medis El in July 1992, Medis El’s CellScan and Cell Carrier related intellectual property and other assets, liabilities and related charges to operations are already reflected therein prior to the date of the transfer.

CellScan License — Medis El Ltd acquired the rights to the CellScan in August 1992 by assignment from IAI of a license from Bar Ilan University (the “University”) to IAI. Medis El paid IAI $1,000,000 in consideration of the assignment of the license and for certain tooling and equipment. The license is a perpetual worldwide license to develop, manufacture and sell the CellScan, and to sublicense the right to manufacture and sell the device. The license includes all rights to the University’s CellScan patents, know-how and inventions including any subsequently acquired, and all improvements thereto. Medis El is obligated to pay the University a royalty for a twenty-year period beginning in 1995. For the first ten years, the royalty is at the rate of 6.5% of proceeds of sales (after deducting sales commissions and other customary charges) and 4.5% on any fees received from granting territorial rights. The royalty for the second ten-year period is 3.5% on all revenues whether from sales or fees. In addition to such royalty payments, we are required to grant $100,000 to the University during the first year that our after-tax profits exceed $300,000. On July 26, 2007, Medis El assigned all of its intellectual property rights to the CellScan, including the Cell Carrier, to us and delegated its royalty payment commitments to us. No royalties were required to be paid during the three years ended December 31, 2005, 2006 and 2007.

Other Royalties— In consideration of grants by the State of Israel, Medis El is obligated to pay royalties of 3% of sales of products developed with funds provided by the State of Israel until the dollar linked amount equal to the grant payments received by Medis El is repaid in full. Total grants received with respect to the CellScan technologies, net of royalties paid as of December 31, 2002, aggregate $2,434,000. On July 26, 2007, in connection with its transfer to us of its intellectual property rights to the CellScan, including the Cell Carrier, Medis El delegated its royalty payment commitments to us. No royalties were required to be paid during the three years ended December 31, 2005, 2006 and 2007.

Investment in Scorpion Surgical Technologies, Ltd. - In July 2007, we entered into an agreement with Scorpion Surgical Technologies, Ltd. (“Scorpion”), whereby we agreed to acquire 20,000 shares which represents a 23.6% equity interest in Scorpion for $150,000, in three equal installments. The first 6,666 shares were acquired in July 2007, upon our payment of the first $50,000 installment. The acquisition of the remaining 13,334 shares and the final two payments are subject to the performance of milestones that provide for our completion of an equity fund raising of at least $1,500,000 and Scorpion’s signing an agreement with a medical research center for the performance of clinical trials, as well as the fulfillment of several administrative conditions. We were also given the right to appoint a director to Scorpion’s board of directors. After completion of the second milestone payment, subject to the terms of the agreement and for a period to end not later than March 31, 2009, the director that we appoint will have a veto right with respect to the following matters: issuance of securities, adoption of stock option plans, approval or modification of annual budgets, related party transactions and other material transactions outside the ordinary course of business. Additionally, we have been granted a right of first refusal with respect to Scorpion’s next round of financing, for a period of 24 months from the date of the agreement. Such right of first refusal would allow us to acquire up to 75% of the securities offered based upon the lower of a pre-money valuation set forth in a bona fide offer made to Scorpion by a third party or a valuation of $3,500,000. Our chief executive officer is a director and co-founder of Scorpion. hawse have recorded our investment in Scorpion as in-process research and development expense.

Funding arrangements with Medis and Medis El - In July 2007, Medis agreed to provide to us a cash capital contribution of up to $1,500,000 over an 18 month period on an as needed basis commencing on the January 7, 2008 completion date of our rights offering. Medis has also agreed that, following the completion of such offering, it will provide us with such office and laboratory facilities as we may reasonably require to further the commercialization of the Cell Carrier and to launch and operate our proposed medical device incubator and will provide us with administrative and professional services, at cost as a contribution to our capital, for a period of not less than 18 months thereafter. Medis has also committed to provide us with additional financing to carry out our operations through at least January 7, 2009, if our other resources are insufficient for such period of time. On June 30, 2008, Medis El provided funding to us in the amount $1,500,000, pursuant to a non-interest bearing, unsecured promissory note, with a due date of January 1, 2010 – subject to certain other repayment conditions that are based on our receiving alternative sources of financing for our operations or the sale or our business to or merger with a third party.  At the option of Medis El, any remaining balance on the promissory note may be contributed to our capital. Also on June 30, 2008, we entered into a second promissory note with Medis El in the amount of $394,938, representing issuance costs related to our rights offering that Medis and Medis El advanced on our behalf. Such promissory note is on substantially the same terms as the promissory note described above.

ITEM 8.                        FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

Financial Statements

See Item 18.

Legal Proceedings

We have no material legal proceedings.

Dividend Policy

To date, we have not paid any dividends on our ordinary shares.  The payment of dividends in the future, if any, is within the discretion of the Board of Directors and will depend upon our earnings, our capital requirements and financial condition and other relevant factors.  We do not anticipate declaring or paying any dividend in the foreseeable future.

ITEM 9.                        THE OFFER AND LISTING

On January 7, 2008, we completed our rights offering, pursuant to which holders of Medis common stock were offered the right to purchase our ordinary shares and warrants to purchase our ordinary shares. On February 11, 2008, our ordinary shares commenced trading on the OTC Bulletin Board under the ticker symbol of CKNTF and on March 12, 2008, our warrants commenced trading on the OTC Bulletin Board under the ticker symbol of CKNWF. None of our securities were traded in an organized market prior to February 11, 2008. The following table sets forth, for the months since our ordinary shares commenced trading, the high and low closing market prices for our ordinary shares on the OTC Bulletin Board:

	High	Low
June 2008 (through June 27, 2008)	$1.25	$0.51
May 2008	1.90	1.15
April 2008	1.82	1.15
March 2008	1.79	1.02
February 2008 (from February 11, 2008)	1.65	0.40

The following table sets forth, for the months since our warrants commenced trading, the high and low closing market prices for our warrants on the OTC Bulletin Board:

	High	Low
June 2008 (through June 27, 2008)	$1.30	$0.35
May 2008	3.00	1.01
April 2008	2.60	0.75
March 2008 (from March 12, 2008)	0.90	0.50

ITEM 10.                        ADDITIONAL INFORMATION

A.	Memorandum and Articles of Association

1.	General

We are registered with the Israeli Registrar of Companies.  The registration number issued to us by the Registrar of Companies is 51-323862-6.  The objectives for which we were founded are set out in Section 4 of the Articles of Association as follows: “The Company ’s objectives are to carry on any business, and do any act, which is not prohibited by law and may also make contributions of reasonable amounts to worthy causes, irrespective of whether such contributions donation fall, or does not fall, within the Company’s usual business conduct.”

2.	Directors and other Office Holders

General

A director’s ability to vote on a proposal, arrangement or contract in which the director is materially interested is codified, along with the fiduciary duties of all “office holders,” in the Israeli Companies Law.  Under the Israeli Companies Law, the term “office holders,” is defined to mean, a director, chief executive officer, chief business manager, deputy chief executive officer, vice chief executive officer, any person acting in such capacity even if under a different title, and any other manager directly subordinate to the chief executive officer.  An office holder’s duties include a duty of care and a duty of loyalty.  The duty of care includes avoiding negligent acts and acting skillfully as a reasonable office holder would act.  The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any  competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and an obligation to reveal to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder of the company.

The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company.

In the case of a transaction in which an office holder has a personal interest, that is not an extraordinary transaction, as defined under the Israeli Companies Law, and after the office holder complies with the above disclosure requirement, only board approval is required unless our Articles of Association provide otherwise.  If such transaction is an extraordinary transaction or if we intend to provide an undertaking to indemnify, exempt or insure an office holder who is not a director, with regard to his/her duties, then, in addition to any approval of the board of directors and any other approval required, if any, by the Articles of Association, such transaction must also be approved by the audit committee prior to the approval by the board of directors, and, under specified circumstances, by a meeting of the shareholders.  Members of the board having a personal interest in the approval of a transaction brought before the board of directors or the audit committee (other than a transaction which is not an extraordinary transaction)  may not be present at the discussion and may not vote on this matter unless most of the members of the board or the audit committee, as applicable, have a personal interest in approving the transaction, in which case such directors may participate in the discussion and may vote thereon.

Arrangements regarding the compensation of directors of a public company (whether in their capacity as directors or in consideration for the provision of other services) including an undertaking to indemnify, exempt or insure such director require audit committee, board of directors and shareholder approval.

External Directors
Under the Israeli Companies Law public companies are required to appoint two external directors. Any committee having the power to act on behalf of the company’s board (as opposed to an advisory committee) must have at least one external director as a member.  All external directors must be members of the Audit Committee.  An external director must be an individual resident of Israel, who is qualified to serve as a director.  However, companies such as ours whose shares have been offered to the public outside of Israel may appoint external directors who are not residents of Israel.  No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, during the two year period preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.  The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

No person may serve as an external director if the person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.  A director of one company may not be appointed as an external director of another, if at the same time, a director of the other company serves as an external director of the first company.  Other limitations exist with regard to various types of memberships and positions, whose holders may not serve as external directors.  If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

The Companies Law requires that at least one external director have financial and accounting expertise and that the other external director meet certain professional qualifications.  Certain regulations promulgated under the Companies Law set out the conditions and criteria for a director qualifying as having a “financial and accounting expertise” or a “professional qualification”.  A director with financial and accounting expertise is a director who, due to his education, experience and skills, possesses capabilities relating to and an understanding of business and accounting matters and financial statements, which enable him to understand in depth the company’s financial statements and to initiate a debate regarding the manner in which the company’s financial information is presented.  A director who meets certain professional qualifications is a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (ii) the director either holds another academic degree or has obtained other high education in the company’s primary field of business or in an area that is relevant to his position, (iii) the director has at least five (5) years of experience serving in one of the following capacities or an aggregate of at least five (5) years of experience in two or more of the following capacities: (a) a senior business management position of a company with a substantial scope of business, (b) a senior position in the primary field of business of the company or (c) a senior public administration position.  A proposed external director must submit to the company a declaration as to his or her compliance with the requirements for his or her election as an external director (including with respect to such person’s financial and according expertise or professional qualification).

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; or
•	the total number of shares held by non-controlling shareholders voted against the election of the directors does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director under the current law is three years (extendable for an additional three years term). The approval of the general meeting shall require that the majority of votes include one-third of the votes of the non-controlling shareholders participating in such vote, or alternatively, that the total number of shares held by non-controlling shareholders voted against the election of the directors does not exceed one percent of the aggregate voting rights in the company.  External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly in connection with services provided by him/her  as an external director.

Initial External Directors should be appointed by a shareholders meeting to be convened no later than three months after the date on which the company became a public company as determined under Israeli law. Although we became a public company under Israeli law upon the commencement of our ordinary shares’ quotation on the OTC Bulletin Board on February 11, 2008, we have not, to date, appointed external directors, but intends to do so as soon as practicable.  Failure to so be in compliance with the Companies Law in this regard could expose us and our Board to increased liability to shareholders (other than Medis El) and creditors that claim damages due to any of our actions or inactions, which actions include the approval of our financial statements included in this annual report.

Alternate Directors
Under the Israeli Companies Law, the Articles of Association of a company may entitle a director to appoint another person to serve as an alternate director.  Our Articles entitle our directors by written notice to us to make such an appointment and to cancel any such appointment.  Our Articles also provide that any person may act as an alternate director. The Israeli Companies Law now prohibits incumbent directors and persons already acting as alternate directors from acting as alternate directors.

According to our Articles of Association, unless the appointing director, by the instrument appointing an alternate director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the board of directors, or otherwise restricts its scope, the term of appointment shall be for an indefinite period, and for all purposes. To our knowledge, no director currently intends to appoint any other person as an alternate director, except if the director is unable to attend a meeting of the board of directors.

Internal Auditor and Certified Public Accountant
Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor, nominated by the audit committee.  The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure.  Under the Israeli Companies Law, the internal auditor may not be (a) an office holder (as defined above), (b) a person who holds 5% or more of the company’s outstanding share capital or voting rights, or a person who has the right to appoint one or more directors or the chief executive officer, any director of the company and the company’s chief executive officer (c) a relative of the persons listed in (a) and (b) above; or (d) the company’s independent accountant or its representative.  Although the Company has become a public company on February 11, 2008, it has not, to date, appointed an internal auditor, but intends to do so as soon as possible.

In addition, under the Israeli Companies Law, all companies must appoint a certified public accountant to audit the company’s financial statements and to report to the chairman of the board of directors any material improprieties that it may discover with respect to the accounting control of the company.

Indemnification, Insurance and Exculpation of Directors and Officers
At the shareholders’ meeting on July 23, 2007, the Company adopted new Articles of Association which provide for insurance and indemnification for office.

Under the Israeli Companies Law, a company may indemnify an office holder in respect of certain liabilities as detailed below either in advance of an event or following an event provided a provisions authorizing such indemnification is inserted in its articles of association.  Our articles of association contain such an authorization.

Indemnification may be provided against any monetary liability incurred in his or her capacity as an office holder whether imposed on him or her or incurred by him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by court. Indemnification may also be provided against reasonable litigation expenses including attorneys’ fees, incurred by the office holder, in proceedings instituted against him or her by the company, on its behalf or by a third-party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent. In addition, a company may indemnify an office holder against reasonable legal fees, including attorney’s fees, incurred by him or her in consequence of an investigation or proceeding instituted against him or her by an authority that is authorized to conduct such investigation or proceeding, and that was resolved without an indictment against him or her and without imposing on him or her financial obligation as an alternative of a criminal proceeding, or that was resolved without filing an indictment against him or her but with the imposition on him or her of a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent.

The indemnification undertaking must be limited to foreseeable events in light of the company’s actual activities when the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.

A company may obtain insurance for an office holder against certain liabilities incurred in his or her capacity as an office holder provided a provision authorizing such action is inserted in its articles of association.  These liabilities include a breach of duty of care towards the company or a third-party, a breach of duty of loyalty (provided that the office holder acted in good faith and had reasonable cause to assume that the action taken by him shall not harm to company) and any monetary liability imposed on the office holder in favor of a third-party.

Under the Companies’ Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty of the office holder.  A company may exculpate an office holder from liability to the company, in whole or in part, for a breach of duty of care but only if a provisions authorizing such exculpation is inserted in its articles of association. Our articles of association provide for exculpation in advance, to the extent permitted under Israeli law. A company may not exculpate an office holder from a breach of duty of care concerning dividend distribution or a purchase by the company of the company’s shares or shares of other entities controlled by the company.

Under the Israeli Companies Law, a company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (excluding mere negligence), or committed with the intent to derive an unlawful personal gain, or against a fine or forfeit levied against the office holder in connection with a criminal offense.

Currently, we are included in our parent company’s insurance policy for our office holders that provides coverage limited to $35,000,000 in aggregate for the policy period ending on October 20, 2008.

3.	Rights, Preferences, Restrictions of Shares

We currently utilize one type of share, this being ordinary shares.  Subject to Israeli law, dividends may be declared by the board.

Each shareholder is entitled to one vote for each ordinary share held. Except for the external directors, each director is elected to serve until the next annual general meeting of shareholders and until his successor has been elected.  Our Articles do not grant shareholders any rights to share in our profits other than through dividends.  In the event that we go into liquidation, any surplus is distributed to the shareholders in proportion to the amount paid by each on account of the nominal value of the shares paid.  No account is taken of any premiums paid in excess of the nominal value.

The directors may make calls upon shareholders in respect of sums unpaid on their shares.  Our Articles contain no provisions which discriminate against any existing or future shareholder as a result of said shareholder holding a substantial number of shares.

The change of the Company’s share capital by way of the creation of new shares, or cancellation of unissued registered shares, with preferred or qualified rights, requires a change of our Articles of Association and as such requires the vote of a majority of the shareholders participating in the general meeting. If at any time our share capital is divided into different classes of shares, we may change the rights of shareholders by way of a resolution of the general meeting, subject to the consent of the shareholders of the class whose rights are being impaired by the proposed change.

4.	Meetings of Shareholders

An annual general meeting must be held once in each year and not later than fifteen months after the preceding annual general meeting.  All shareholders are entitled to attend and vote or vote by proxy at annual general meetings.  Notice of annual general meetings may be sent by us by personal delivery, or by sending it by prepaid registered mail. Such notice may be sent by cablegram, telex, facsimile or other electronic means provided confirmation by registered mail as aforesaid.  Such notice should be sent to shareholders at the address recorded in our records. Any general meeting that is not an annual general meeting is called an extraordinary general meeting.  All shareholders are entitled to attend and vote or vote by proxy at extraordinary general meetings.

Our board of directors may convene an extraordinary general meeting when and as it sees fit.  In addition the Board must, according to statute, convene an extraordinary general meeting if it receives a demand to do so from either (i) at least two directors, (ii) at least one quarter of the directors of the Board or (iii) one or more shareholders who hold (A) an aggregate of at least five percent of our issued share capital and one percent of all voting rights, or (B) at least five percent of all voting rights.  Any demand by a person or persons, as described in (i), (ii) and/or (iii) of this paragraph, who wish to demand that an extraordinary general meeting be convened must be made in writing and sent to our registered office.

Subject to the provisions of our articles of association, applicable law and regulations, including applicable laws and regulations of any stock market on which our shares are listed, notice of an annual general meeting and of an extraordinary general meeting must be sent at least 21 days in advance to all shareholders recorded in our register of shareholders.  Such notice must include the place, date and hour of the meeting, the agenda for the meeting, the proposed resolutions and instructions for proxy voting.

The determining date as to share ownership for purposes of attending and voting at a general meeting shall be as set forth in the decision to convene a general meeting but not earlier than 21 day before the scheduled general meeting date and not later than 4 days prior to such scheduled meeting date.

5.	Limitations of Shareholders

No limitations exist or are imposed by Israeli law or our constituent documents with regard to the rights of non-resident or foreign shareholders to hold or exercise voting rights except for shareholders who are subjects of countries that are enemies of the State of Israel.

6.	Limitations on a Change of Control

There are no provisions in our Articles or other constituent documents other than as required by law that would have an effect of delaying, deferring or preventing a change in control of us.

7.	Provisions Relating to Major Shareholders

We are required by law to maintain a separate register of shareholders that hold five percent, or over five percent, of either our issued shares or voting rights.

The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes, inter alia, a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, as it does to “office holders” in the context of a related party transaction.  For the purposes of this definition, the law deems two or more shareholders who hold voting rights in the company and each of which has a personal interest in the approval of a transaction being brought to the company for approval, as jointly holding such shares.  See the section entitled “Directors-General” in this report.  Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order.

The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.  In addition, a private placement of securities that provides twenty percent or more of the aggregate voting rights in a company prior to the issuance where the consideration, or any portion thereof, is not in cash or listed securities or not in reasonable market standards, and that will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital, or that will cause any person to become, as a result of the issuance a controlling shareholder, requires approval by the board of directors and the shareholder of the company.

Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and the other shareholders and to refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	any amendment to the Articles of Association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of interested party transactions that require shareholder approval.

In addition, any controlling shareholder and any shareholder who knows that his or her vote can determine the outcome of a shareholder vote and any shareholder who, under a company’s Articles of Association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company.  The Israeli Companies Law does not describe the substance of this duty.

The Companies Law provides that in the event of a breach of such duty of fairness such breach shall be considered as a breach of contract, mutatis mutandis, while taking into account the special position of such shareholder within the company.

C.  Material Contracts

Reference is made to “Related Party Transactions” above for a description of our material contracts.

D.  Israeli Exchange Control Laws

The Government of Israel has promulgated a general permit under the Israeli Currency Control Law.  Pursuant to such general permit, substantially all transactions in foreign currency are permitted.  Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon our dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident are freely exchangeable into non-Israeli currencies at the appropriate rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments.  Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.

E.  Taxation

 Israeli Tax Considerations

The following is a summary of the principal tax laws applicable to companies in Israel, with special reference to their effect on us. This section also contains a discussion of certain Israeli tax consequences to persons holding ordinary shares. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to certain types of investors subject to special treatment under Israeli law, such as traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting share capital. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in this discussion will be accepted by the tax authorities or the courts. The discussion should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

 General

Generally, Israeli companies are subject to corporate tax at the rate of 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. In addition, they are generally subject to capital gains tax at a rate of 25% on capital gains derived after January 1, 2003, other than capital gains from the sale of listed securities, which are generally subject to corporate tax at the current rate of 29% (unless a company was not subject to the Inflationary Adjustments Law (see below) or certain regulations prior to the time of publication of a certain amendment to the Israeli tax laws (as further explained below) in which case the tax rate is 25%).

Special Provisions Relating to Taxation under Inflationary Conditions

We are subject to the provisions of the Income Tax Law (Inflationary Adjustments), 1985, referred to as the Inflationary Adjustments Law, which attempts to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The features that are material to us can be described as follows:

•
When the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the product of the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the Israeli CPI.

•	If the depreciated cost of a company’s fixed assets exceeds its equity, the product of the excess multiplied by the applicable annual rate of inflation is added to taxable income.
•	Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli CPI.

The Minister of Finance, with the approval of the Finance Committee of the Israeli Parliament, may determine, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli CPI will not exceed (or did not exceed) 3%, that some or all of the provisions of the Inflationary Adjustments Law will not apply with respect to such fiscal year, or that the rate of increase of the Israeli CPI relating to such fiscal year will be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

Commencing in 2008, we have elected to file our tax return under the Israeli Income Tax Regulations 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). We are not permitted to change such election for a period of three years. Accordingly, commencing  in 2008, our results of operations for tax purposes will be measured in U.S. dollars.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli resident companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. In calculating capital gain, the law distinguishes between real gain and inflationary surplus. The inflationary surplus is the portion of the total capital gain equal to the increase in the relevant asset’s value that is attributable to the increase in the Israeli CPI between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. A non-resident that invests in taxable assets with foreign currency, or any individual that holds securities the price of which is stated in foreign currency, may elect to calculate the amount of inflationary surplus in that foreign currency.

Taxation of Israeli Residents

As of January 1, 2006, pursuant to an amendment of the Tax Ordinance, the tax rate applicable to real capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered to be a significant shareholder at any time during the 12-month period preceding such sale, the tax rate will be 25%. For this purpose, a significant shareholder is one that holds, directly or indirectly, including with others, at least 10% of certain means of control in a company. Israeli companies are generally subject to the corporate tax rate (see above) on capital gains derived from the sale of shares, unless such companies were not subject to the Inflationary Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is generally 25%.

The exercise of the warrant to purchase our ordinary shares by a Controlling Stockholder may be subject to Israeli tax for deemed dividend or interest on the profit gained, which profit is calculated as the difference between the exercise price and the fair market value of our shares on the date of exercise. Upon such exercise we may be required to withhold tax under Israeli law. A Controlling Stockholder means a stockholder who holds, directly or indirectly through one of our affiliates, at least 5% of our issued share capital or voting power or the right to appoint an officer).

Taxation of Non-Israeli Residents

Under the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income, as amended, referred to as the U.S.-Israel tax treaty, the sale of our ordinary shares by a shareholder who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel tax treaty, referred to as a treaty U.S. resident, and who holds its ordinary shares as a capital asset is also exempt from Israeli capital gains tax unless either (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the treaty U.S. resident that is located in Israel. However, under the U.S.-Israel tax treaty, a treaty U.S. resident would be permitted to claim a credit for taxes paid in Israel against the U.S. federal income tax imposed on the sale, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes. All tax rates, which apply to Israeli Residents, apply to individuals and companies who are not Israeli residents, if such individuals and companies are required to pay capital gains tax in Israel according to the preceding paragraph.

Taxation of Dividends Paid on Our Ordinary Shares

•	Taxation of Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, unless the recipient is a significant shareholder (as defined above) in which case the applicable tax rate will be 25%. The company distributing the dividend is required to withhold tax at the source at the rate of 20%. Israeli resident companies are generally exempt from income tax on the receipt of dividends from another Israeli company, unless the source of such dividends is located outside of Israel in which case tax will generally apply at a rate of 25%.

•	Taxation of Non-Israeli Residents

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20% unless the recipient is a significant shareholder in which case the applicable tax rate will be 25%. The company distributing the dividend is required to withhold tax at the source at the rate of 20%.

Under the U.S.-Israel tax treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a treaty U.S. resident is 25%. Furthermore, the maximum rate of withholding tax on dividends that are paid in certain circumstances to a U.S. corporation holding 10% or more of our outstanding voting power throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%.

A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by such non-Israeli resident.

United States Federal Income Tax Considerations

Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences to a holder of the company’s ordinary shares, referred to for purposes of this discussion as a “U.S. Holder,” that is:

•	citizen or resident of the United States;
•	corporation (or entity treated as a corporation for U.S. tax purposes) created or organized in the United States or under the laws of the United States or of any state;
•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•
a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

In addition, certain material aspects of United States federal income tax relevant to a holder other than a U.S. Holder, referred to as a “Non-U.S. Holder,” are discussed below.

This summary is for general information purposes only.  It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances.  In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•	are broker-dealers or insurance companies;
•	have elected mark-to-market accounting;
•	are tax-exempt organizations;
•	are financial institutions or “financial services entities”;
•	hold ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments;
•	own directly, indirectly or by attribution at least 10% of our voting power;
•	have a functional currency that is not the U.S. dollar; or
•	will own ordinary shares as capital assets.

In addition, this discussion does not address any aspect of state, local or non-United States tax laws.

Additionally, the discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax.

Each holder of ordinary shares is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of the company’s ordinary shares.

Distributions on Ordinary Shares

As discussed under “Dividend Policy” below, we have not declared or paid any cash dividends on our ordinary shares to date and do not expect to pay any cash dividends in the foreseeable future. Except as otherwise discussed below under “ — Passive Foreign Investment Company Rules,” in the event that we make distributions on our ordinary shares, such distributions will be treated as dividends for U.S. federal income tax purposes, taxable to a U.S. Holder as ordinary dividend income, to the extent of our current and accumulated earnings and profits for the year of distribution. The amount of a distribution made on our common shares generally will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described below under “Israeli Tax Considerations — Taxation of Dividends Paid on Our Ordinary Shares”. The amount treated as a dividend generally will not be eligible for the dividends received deduction allowable to U.S. corporate shareholders that receive dividends from certain U.S. corporations. In the case of non-corporate U.S. Holders, the U.S. federal income tax rate of 15% applicable to qualified dividends received in taxable years beginning prior to January 1, 2011 may apply if certain conditions are met. However, if we were classified as a passive foreign investment company in any taxable year, you would not be able to benefit from the 15% preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in any later year. See below under “ — Passive Foreign Investment Company Rules”.

Distributions in excess of our current and accumulated earnings and profits will reduce a U.S. Holder’s tax basis in our ordinary shares (but not below zero). Any excess over tax basis will be treated as a capital gain from the sale or exchange of a capital asset and will be treated as described below under “ — Disposition of Ordinary Shares or Warrants.”

Subject to certain limitations, a U.S. Holder who pays (or has had withheld from dividends) any Israeli taxes with respect to the ownership of our common shares may elect to claim a credit for such foreign taxes paid or withheld against its U.S. federal income tax liability. A U.S. Holder who does not make such an election instead may deduct the Israeli tax paid or withheld, but only for the year in which such U.S. Holder elects to do so with respect to all creditable foreign taxes paid by such U.S. Holder. For U.S. foreign tax credit purposes, dividends paid on our common shares generally will be treated as income from sources outside the United States and as “passive income” (or “general income” for certain U.S. Holders). The availability of the foreign tax credit is subject to certain limitations. The rules relating to the U.S. foreign tax credit are complex and each U.S. Holder should consult its own financial advisor, legal counsel or accountant to determine whether and to what extent it would be entitled to a foreign tax credit.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of Ordinary Shares or Warrants

A U.S. Holder generally will recognize U.S. source capital gain or loss on the sale or other taxable disposition of our ordinary shares or warrants acquired upon the exercise of the Subscription Rights and over-subscription privileges in an amount equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received and (ii) such U.S. Holder’s tax basis in the ordinary shares or warrants sold or otherwise disposed of. Such capital gain or loss will be long-term if the U.S. Holder’s holding period in the ordinary shares or warrants is more than one year at the time of the sale or other taxable disposition and will be subject to a maximum rate of 15% for tax years beginning on or before December 31, 2010, in the case of non-corporate U.S. Holders (including individuals). Normal graduated U.S. federal income tax rates apply to short-term capital gains of a U.S. Holder. The deductibility of capital losses is subject to limitations. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. tax consequences of any disposition of our ordinary shares or warrants.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to a U.S. Holder that holds ordinary shares or warrants in a foreign corporation that is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our ordinary shares or warrants, either (i) at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, certain rents and royalties (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), and gain from the sale or exchange of property that produces passive income); or (ii) at least 50% of the average value of our assets in a taxable year are held for the production of, or produce, passive income. For purposes of applying the tests in the preceding sentence, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any subsidiary corporation in which we own, directly or indirectly, at least 25% of the value of the subsidiary’s stock.

If a foreign corporation is considered a publicly traded corporation for its entire taxable year, the 50% asset test is based on the average fair market value of its assets. Stock in a PFIC is considered publicly traded if such stock is regularly traded on a national securities exchange that is registered with the SEC or on NASDAQ, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The 50% asset test may instead be based on the adjusted tax bases of the foreign corporation’s assets, rather than fair market value, if the foreign corporation is not a publicly traded corporation for a portion of its taxable year and either the foreign corporation is a “controlled foreign corporation” under the Code or elects to use the adjusted bases of its assets for purposes of this test. Although we qualify as a “controlled foreign corporation,” the 50% asset test should apply to us based on the fair market value of our assets. By reference to another Code Section under the PFIC rules and its accompanying Treasury regulations, we believe that our ordinary shares and warrants, which will be eligible to trade in the over-the-counter market on the OTC Bulletin Board maintained by the NASD or the pink sheets maintained by Pink Sheets LLC, should qualify as publicly traded stock for this purpose because it should be treated as “regularly traded” on one or more “qualified exchanges or other markets.” However, we cannot be certain that our common shares and warrants will trade in the over-the-counter market or the pink sheets or that our common shares and warrants will be considered regularly traded for purposes of the 50% asset test under the PFIC rules.

We believe that we should not be a PFIC for 2007 and do not expect to become a PFIC in the foreseeable future. However, the tests for determining PFIC status depend upon a number of factors, some of which are beyond our control. It is also difficult to make accurate predictions of future income and assets, which are relevant to this determination. Moreover, we intend to invest in early stage Israeli-based medical device companies but, to the extent our investment in any medical device company represents less than a 25% stock interest by value, such investment will be treated as a passive asset under the PFIC rules. If we own at least 25% of the value of the stock of a medical device company, we will be deemed to own our proportionate share of the assets and to have received our proportionate share of the income of such company and other 25%-owned subsidiaries for purposes of the PFIC tests described above. While we expect, for purposes of the PFIC rules, that any medical device company in which we own a 25% or greater stock interest by value will be predominantly engaged in the active conduct of a medical device testing business or, alternatively, that the passive income and assets of our direct and indirect 25%-owned subsidiaries will be de minimis in each year of operations relative to our overall income and assets, there can be no assurance that our expectations are in fact correct or will be correct in the future. Accordingly, there can be no assurance that we will not be a PFIC.

If we were to become a PFIC, distributions constituting “excess distributions” as defined in Section 1291(b) of the Code and gains realized on the disposition of our ordinary shares or warrants would be subject to special taxation rules under Section 1291 of the Code. Under these special tax rules, the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ordinary shares or warrants. The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC will be includable in the U.S. Holder’s gross income for the current year as ordinary income. The amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and an interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares or warrants, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ordinary shares or warrants, regardless of whether we continue to be a PFIC.

Alternatively, a U.S. Holder of ordinary shares in a PFIC can in certain circumstances avoid the rules described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code or by making a mark-to-market election under Section 1296 of the Code. The qualified electing fund election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. Under this option, a U.S. Holder must recognize its share of the PFIC’s annual realized ordinary earnings and net capital gain, and may make an annual election, subject to certain limitations, to defer payment of current taxes on its share of such ordinary earnings and capital gain subject, however, to an interest charge. By making the qualified electing fund election, a U.S. Holder generally would treat any gain realized on the disposition of the ordinary shares as a capital gain. U.S. Holders should be aware, however, that if we become a PFIC, we may or may not be able to satisfy record-keeping requirements that are necessary to permit a U.S. Holder to make this qualified electing fund election. A U.S. Holder may not make a qualified electing fund election with respect to its ownership of a warrant (or the shares acquired through exercise of a warrant if the warrant was issued when the foreign corporation was a PFIC, unless such election for the newly acquired shares is combined with a special purging election that creates a deemed sale of such shares at their fair market value that is taxable to a U.S. Holder under the special tax and interest charge rules described above under Section 1291 of the Code).

U.S. Holders who hold “marketable stock” of a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”). A U.S. Holder that makes a mark-to-market election generally will not be subject to the rules of Section 1291 of the Code discussed above. We believe that our ordinary shares, which will be eligible to trade in the over-the-counter market or the pink sheets, should qualify as marketable stock because it should be treated as “regularly traded” on one or more “qualified exchanges or other markets.” A U.S. Holder that makes a mark-to-market election generally will take into account as ordinary income for each taxable year in which we are a PFIC an amount equal to the excess of the fair market value of the ordinary shares at the end of a year over such U.S. Holder’s adjusted tax basis in the ordinary shares. Subject to certain limitations, such U.S. Holder would also be allowed a deduction if the fair market value of the ordinary shares at the end of a year was less than such U.S. Holder’s adjusted tax basis in the ordinary shares. Any gain on the sale by such U.S. Holder of our ordinary shares would also be treated as ordinary income. Each U.S. Holder should consult its own tax adviser regarding the availability of, and procedure for making, a mark-to-market election.

Non-U.S. holders of Ordinary Shares

Except as provided below, a Non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless, in the case of U.S. federal income taxes, that item is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country that has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual Non-U.S. holder on the disposition of the ordinary shares will be subject to tax in the United States if the Non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

Information Reporting and Back-up Withholding

U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares.  U.S. Holders are also generally subject to back-up withholding on dividends paid in the United States on ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.  U.S. Holders are subject to information reporting and back-up withholding at a rate of 28% on proceeds paid from the disposition of ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, ordinary shares, provided that such non-U.S. certifies to its foreign status, or otherwise establishes an exemption.

The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. Holder’s United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

H.  Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.  Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, all corporate documents are available for review at our headquarters, 2 Yodfat Street, Global Park, Lod 71291, Israel.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

ITEM 11.                        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in the value of our financial instruments caused by fluctuations in interest rates, foreign exchange rates and equity prices. We do not engage in trading market-risk instruments or purchase hedging or “other than trading” instruments that are likely to expose us to market risk, whether interest rate, commodity price or equity price risk. We have not purchased options or entered into swaps or forward or futures contracts and do not use derivative financial instruments for speculative trading purposes.

The financial statements of the company have been prepared in U.S. dollars, as the dollar is its functional currency. Since the Company’s operations are funded in U.S. dollars and a substantial portion of its costs is incurred in U.S. dollars, management believes that the dollar is the primary currency of the economic environment in which the company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar. As some of our expenses are incurred in a different currency we are exposed to currency transactions risk.  Our most significant currency exposure is to the New Israeli Shekel. In periods when the U.S. dollar weakens against these other currencies, our reported results of operations may be adversely affected.

PART II

ITEM 12.                        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.                        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

On January 7, 2008, we completed a rights offering to Medis common stockholders pursuant to a Registration Statement on Form F-1 (File No.:  333-144993), as amended, that was declared effective by the Securities and Exchange Commission on November 5, 2007. Pursuant to the terms of the rights offering, subscribers purchased, subsequent to the end of our most recent fiscal year, an aggregate of 3,492,788 of our ordinary shares, at the subscription price of $0.30 per share for gross proceeds of approximately $1,048,000, less direct issuance costs of approximately $593,000. None of the ordinary shares offered in the rights offering were purchased during our 2007 fiscal year. We have been using the net proceeds, and expect to continue to use the net proceeds, primarily to fund our ongoing efforts to commercialize our CKChip applications. Pending use, substantially all of the remaining net proceeds will be held in interest-bearing accounts.

ITEM 15.                        CONTROLS AND PROCEDURES

Not applicable

ITEM 15T.                      CONTROLS AND PROCEDURES

 Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2007.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of such date were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.

ITEM 16.                        [RESERVED]

ITEM 16A.                      AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has not yet determined whether any of our directors meets the requirements of an audit committee financial expert as defined under the U.S. securities laws. Furthermore, we have not yet established an audit committee.

ITEM 16B.                      CODE OF ETHICS

We are subject to the Code of Ethics adopted by the Board of Directors of Medis, which applies to all of its and its subsidiaries’ employees, directors and officers. We will provide a copy of our Code of Ethics free of charge to any person who requests one. Such requests may be sent to our offices at 2 Yodfat Street, Global Park, Lod, Israel, Attention: Chief Executive Officer.

ITEM 16C.                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For 2006 and 2007, our independent accountant was Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. These accountants charged fees for services related to the years ended December 31, 2006 and 2007, as follows:

	2007	2006
Audit fees	$30,000	$ ─
Audit-related fees	20,000	85,000
Tax fees	11,000	11,000
All other fees	─	─
Total	$61,000	$96,000

Fees for audit services include fees associated with the audit of our annual financial statements and services provided by our auditors in connection with statutory and regulatory filings or engagements, including review of documents filed with the SEC. Audit-related fees relate to assurance and related services by our auditors that are reasonably related to the performance of the audit or review of our financial statements. Tax fees included tax compliance and tax consultations.

Historically, Medis’ audit committee has adopted a policy that requires advance approval of all audit services, audit-related services, tax services, and other services performed by its and its subsidiaries’ independent auditor. Accordingly, Medis’ audit committee must approve the permitted service before the independent auditor is engaged to perform it. As we have not yet established an audit committee, we have not yet implemented pre-approval policies and procedures with respect to audit services, audit-related services, tax services and other services performed by our independent auditor. We expect that our audit committee, once established, will implement these policies and procedures.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III
ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide Financial Statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-21.

ITEM 19.	EXHIBITS

Number	Description
1.1	Articles of Association of Registrant (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form F-1 (Registration No.: 333-144993) filed on September 11, 2007)
2.1
Form of certificate evidencing ordinary shares of Registrant (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form F-1 (Registration No.: 333-144993) filed on September 11, 2007)

2.2	Form of warrant certificate (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form F-1 (Registration No.: 333-144993) filed on July 31, 2007)
4.1
Employment Agreement, dated as of May 1, 2006, between the Registrant and Dr. Asaf Ben-Arye (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form F-1 (Registration No.: 333-144993) filed on July 31, 2007)

4.2
Service Agreement, dated as of July 27, 2007, between the Registrant, Medis Technologies Ltd. and Medis El Ltd. (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form F-1 (Registration No.: 333-144993) filed on July 31, 2007)

4.3
Letter Agreement, dated as of July 30, 2007, between the Registrant and Medis Technologies Ltd. (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form F-1 (Registration No.: 333-144993) filed on July 31, 2007)

4.4	2007 Equity Incentive Plan (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form F-1 (Registration No.: 333-144993) filed on September 11, 2007)
4.5
Supplementary Funding Agreement, dated as of July 26, 2007, between the Registrant and Scorpion Surgical Technologies Ltd. (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form F-1 (Registration No.: 333-144993) filed on October 23, 2007)

4.6
Asset Purchase Agreement, dated as of July 26, 2007, between the Registrant and Medis El Ltd. (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form F-1 (Registration No.: 333-144993) filed on July 31, 2007)

4.7
Form of Warrant Agency Agreement between the Registrant and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form F-1 (Registration No.: 333-144993) filed on July 31, 2007)

4.8	Convertible Promissory Note #1 between Medis-El Ltd. and Cell Kinetics Ltd.
4.9	Convertible Promissory Note #2 between Medis-El Ltd. and Cell Kinetics Ltd.
4.10
Letter Agreement dated June 1, 1993 between Medis El Ltd. and The Industrial Research and Development Institute of the Chief Scientist’s Office of the State of Israel (incorporated by reference to exhibit 10.9 of the Registration Statement on Form S-1, as amended (File No. 333-73276), of Medis Technologies Ltd., filed on January 4, 2002)

4.11
Agreement dated October 17, 1991 between Bar-Ilan University and Israel Aircraft Industries Ltd. (incorporated by reference to exhibit 10.10 of the Registration Statement on Form S-1, as amended (File No. 333-73276), of Medis Technologies Ltd., filed on January 4, 2002)

4.12
Amendment of License dated August 8, 1992 between Bar-Ilan University and Israel Aircraft Industries Ltd. and Medis El  (incorporated by reference to exhibit 10.11 of the Registration Statement on Form S-1, as amended (File No. 333-73276), of Medis Technologies Ltd., filed on January 4, 2002)

4.13
Assignment of License Agreement between Israel Aircraft Industries between Israel Aircraft Industries Ltd. and Bar-Ilan University dated August 13, 1992 between Israel Aircraft Industries Ltd. and Medis Israel Ltd. (incorporated by reference to exhibit 10.11 of the Registration Statement on Form S-1, as amended (File No. 333-73276), of Medis Technologies Ltd., filed on February 11, 2002)

4.14
Letter Agreement dated July 18, 1996 between Medis El Ltd. and Bar-Ilan University  (incorporated by reference to exhibit 10.13 of the Registration Statement on Form S-1, as amended (File No. 333-73276), of Medis Technologies Ltd., filed on February 11, 2002)

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cell Kinetics Ltd.

Date: June 30, 2008	By:	/s/ Asaf Ben-Arye
Name: Asaf Ben-Arye
Title: President and Chief Executive Officer

INDEX

Page

Cell Kinetics Ltd. Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Financial Statements

Balance Sheets as of December 31, 2006 and 2007	F-3

Statements of Operations for the years ended December 31, 2005, 2006 and 2007	F-4

Statements of Stockholders’ Equity for the years ended December 31, 2005, 2006 and 2007	F-5

Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007	F-6

Notes to Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Cell Kinetics Ltd.

We have audited the accompanying carve-out balance sheet of Cell Kinetics Ltd. (the “Company”) as of December 31, 2006 and the balance sheet as of December 31, 2007, and the related carve-out statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note B-9 to the financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, effective January 1, 2006.

/s/ KOST FORER GABBAY & KASIERER
Tel Aviv, Israel June 30, 2008	KOST FORER GABBAY & KASIERER A MEMBER OF ERNST & YOUNG GLOBAL

Cell Kinetics Ltd.

Balance Sheets
(in U.S. dollars)

	December 31,
	2006* (NoteA-2)	2007
ASSETS
Current assets
Cash and cash equivalents	$19,000	$4,000
Other accounts receivable and prepaid expenses	63,000	7,000
Total current assets	82,000	11,000
Issuance costs on rights offering (Note E)	—	512,000
Property and equipment, net	230,000	55,000
Goodwill	2,212,000	2,212,000
Severance pay fund	182,000	139,000

Total assets	$2,706,000	$2,929,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$61,000	$116,000
Accrued expenses and other current liabilities (Note C)	272,000	141,000
Total current liabilities	333,000	257,000
Other long-term liabilities (Note D)	71,000	471,000
Accrued severance pay	219,000	157,000

Total liabilities	623,000	885,000
Commitments and contingent liabilities (Note F)
Stockholders’ equity (Note E)
Ordinary shares, .01 NIS par value; 30,000,000 shares authorized at December 31, 2006 and 2007; 16,500,000 shares issued and outstanding, at December 31, 2006 and 2007	2,000	39,000
Receipts on account of shares	37,000	—
Additional paid-in capital	60,499,000	62,556,000
Accumulated deficit	(58,455,000)	(60,551,000)
Total stockholders’ equity	2,083,000	2,044,000
Total liabilities and stockholders’ equity	$2,706,000	$2,929,000

*
For the periods prior to July 26, 2007, the financial statements of Cell Kinetics Ltd., including the results of operations and cash flow, have been prepared on a carve-out basis from Medis Technologies Ltd. and Medis El Ltd. as described in Note A-2.

The accompanying notes are an integral part of these financial statements.

Cell Kinetics Ltd.

Statements of Operations
(in U.S. dollars)

	Year ended December 31,
	2005* (NoteA-2)	2006* (NoteA-2)	2007* (NoteA-2)
Operating expenses:
Research and development costs	$826,000	$1,079,000	$1,182,000
Marketing, general and administrative expenses	922,000	698,000	901,000
Total operating expenses	1,748,000	1,777,000	2,083,000
Interest expense	23,000	33,000	13,000
Net Loss	1,771,000	1,810,000	2,096,000
Basic and diluted net loss per share	$(.11)	$(.11)	$(.13)

Weighted-average number of ordinary shares used in computing basic and diluted net loss per share	16,722,973	16,722,973	16,722,973

*
For the periods prior to July 26, 2007, the financial statements of Cell Kinetics Ltd., including the results of operations and cash flow, have been prepared on a carve-out basis from Medis Technologies Ltd. and Medis El Ltd. as described in Note A-2.

The accompanying notes are an integral part of these financial statements.

Cell Kinetics Ltd.

Statements of Stockholders’ Equity
(in U.S. dollars)

	Ordinary Shares		Receipts on account of shares	Receivables in respect of shares issued	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2004 (Note A-2)*	16,722,973	2,000	37,000	(2,000)	56,970,000	(54,874,000)	2,133,000

Net loss	—	—	—	—	—	(1,771,000)	(1,771,000)
Funds from parent company	—	—	—	—	1,530,000	—	1,530,000
Stock options granted to directors	—	—	—	—	(2,000)	—	(2,000)
Stock options granted to non-employees	—	—	—	—	104,000	—	104,000

Balance at December 31, 2005 (Note A-2)*	16,722,973	2,000	37,000	(2,000)	58,602,000	(56,645,000)	1,994,000

Proceeds in respect of shares issued	—	—		2,000	—	—	2,000
Net loss	—	—	—	—	—	(1,810,000)	(1,810,000)
Funds from parent company	—	—	—	—	1,716,000	—	1,716,000
Stock-based payments to employees	—	—	—	—	181,000	—	181,000

Balance at December 31, 2006 (Note A-2)*	16,722,973	2,000	37,000	—	60,499,000	(58,455,000)	2,083,000

Net loss	—	—	—	—	—	(2,096,000)	(2,096,000)
Funds from parent company	—	—	—	—	1,802,000	—	1,802,000
Issuance of shares	—	37,000	(37,000)	—	—	—	—
Stock-based payments to employees	—	—	—	—	255,000	—	255,000

Balance at December 31, 2007 (Note A-2)*	16,722,973	$39,000	$—	$—	$62,556,000	$(60,551,000)	$2,044,000

*
For the periods prior to July 26, 2007, the financial statements of Cell Kinetics Ltd., including the results of operations and cash flow, have been prepared on a carve-out basis from Medis Technologies Ltd. and Medis El Ltd. as described in Note A-2.

The accompanying notes are an integral part of these financial statements.

Cell Kinetics Ltd.

Statements of Cash Flows
(in U.S. dollars)

	Year ended December 31,
	2005 (Note A-2)*	2006 (Note A-2)*	2007 (Note A-2)*
Cash flows from operating activities
Net loss	$(1,771,000)	$(1,810,000)	$(2,096,000)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization of property and equipment	65,000	64,000	44,000
Non-cash stock based compensation expense	102,000	181,000	255,000
Amortization of in-process research and development	—	—	50,000
Changes in operating assets and liabilities
Other accounts receivable and prepaid expenses	35,000	(29,000)	42,000
Accounts payable	(28,000)	41,000	63,000
Accrued expenses and other current liabilities	103,000	(104,000)	(76,000)
Other long-term liabilities, net	(24,000)	(24,000)	(11,000)
Accrued severance pay, net	25,000	(2,000)	6,000

Net cash used in operating activities	(1,493,000)	(1,683,000)	(1,723,000)
Cash flows from investing activities
Investment in early-stage company	—	—	(50,000)
Capital expenditures	(37,000)	(16,000)	(47,000)
Net cash used in investing activities	(37,000)	(16,000)	(97,000)
Cash flows from financing activities
Proceeds in respect of shares issued	—	2,000	—
Rights offering costs paid by parent company	—	—	316,000
Issuance cost on rights offering	—	—	(357,000)
Funds from the parent company	1,530,000	1,716,000	1,846,000
Net cash provided by financing activities	1,530,000	1,718,000	1,805,000
Net increase (decrease) in cash and cash equivalents	—	19,000	(15,000)
Cash and cash equivalents at beginning of the period	—	—	19,000

Cash and cash equivalents at end of the period	$—	$19,000	$4,000

Cell Kinetics Ltd.

Statements of Cash Flows
(in U.S. dollars)

 (Continued)

	Year ended December 31,
	2005 (Note A-2)*	2006 (Note A-2)*	2007 (Note A-2)*
Supplemental disclosures of cash flow information:
Offering costs included in issuance costs on rights offering	$—	$—	$155,000
Carve out net balances at July 26, 2007*	$—	$—	$44,000

*
For the periods prior to July 26, 2007, the financial statements of Cell Kinetics Ltd., including the results of operations and cash flow, have been prepared on a carve-out basis from Medis Technologies Ltd. and Medis El Ltd. as is described in Note A-2.

The accompanying notes are an integral part of these financial statements.

Cell Kinetics Ltd.
Notes to Financial Statements

NOTE A — GENERAL MATTERS

1.	Nature of Business

Cell Kinetics Ltd. (“CKL” or the “Company”), an Israeli corporation, which as of December 31, 2007 was a wholly-owned subsidiary of Medis Technologies Ltd. (NASDAQ global market: MDTL)(“MTL”) and in January 2008 became a majority owned subsidiary as a result of its rights offering described below. CKL was formed in May 2002 and commenced operations in May 2006 to further refine and commercialize MTL’s CellScan and related technology, as a successor to Medis El Ltd. (“Medis El”), which is a wholly owned subsidiary of MTL.  CKL is seeking to exploit commercially an improved cell carrier under the Company’s CKChipTM product line (the cell carrier was considered to be the nucleus of the Company’s CellScan system). This unique cell carrier can accommodate large quantities of living cells, each in individual wells, for measuring their reactions while in a static state. On November 5, 2007, CKL initiated a rights offering to MTL’s shareholders, offering them the opportunity to acquire in the aggregate an approximately 17.5% direct equity interest in CKL. Upon completion of the rights offering on January 7, 2008, CKL sold 3,492,788 of its ordinary shares at a price of $0.30 per share for total gross proceeds of approximately $1,048,000, less issuance costs aggregating approximately $593,000. Subscribers also received four year warrants (at the rate of one warrant for every two ordinary shares purchased) to purchase additional CKL ordinary shares at an exercise price of $0.60 per share. After the rights offering, MTL continued to own approximately 82.5% of CKL. The ordinary shares and four year warrants of CKL trade on the OTC Bulletin Board under the symbols CKNTF and CKNWF, respectively.

Since the inception of Medis El in July 1992, the Company, as successor to Medis El, has recorded revenues aggregating approximately $1,500,000 from the sale of its products, has incurred operating losses and has used cash in its operations. Accordingly, the Company has relied on financing from Medis El and MTL and, subsequent to the balance sheet date in 2008, proceeds from its rights offering to fund its research and development activities and other operating expenses. Management believes this dependence will continue unless it is able to successfully develop and market its products.

In furtherance of MTL’s plan to commercialize the Cell Carrier technology, Medis El assigned all of its intellectual property rights to the CellScan, including the Cell Carrier, to CKL on July 26, 2007. MTL also has agreed to provide to CKL, over an 18 month period starting with the completion of the rights offering, an unrestricted capital contribution of up to $1,500,000 on an as needed basis. Furthermore, in the event that such $1,500,000 capital contribution along with other available funds would be insufficient for CKL to carry-out its operations for at least one year from the completion of the rights offering, MTL has agreed to provide CKL with additional financing from time to time to ensure that CKL will have sufficient funds to carry out its operations for at least one year from the completion of rights offering. Additionally, MTL and Medis El have agreed to provide office and laboratory facilities and administrative services to CKL at cost as a contribution to capital, for a period of at least 18 months from the completion of the rights offering.  On June 30, 2008, Medis El provided funding to the Company in the amount $1,500,000, pursuant to a non-interest bearing, unsecured promissory note, with a due date of January 1, 2010 – subject to certain other repayment conditions that are based on the Company receiving alternative sources of financing for its operations or the sale of its business to or merger with a third party.  At the option of Medis El, any remaining balance on the promissory note may be contributed to the capital of the Company.

See Note E for a discussion of CKL’s rights offering. See notes F-1 and F-2 for a discussion of the service agreement for the period after the transfer of the CellScan and related intellectual property rights, the asset purchase agreement, and the license and service agreement for the period prior to such transfer.

All of CKL’s operating and long lived assets are located in Israel.

2.	Basis of presentation

As described in Note 1, Medis El assigned all of its intellectual property rights to the CellScan, including the Cell Carrier, to CKL on July 26, 2007. These financial statements presents the historic financial position, results of operations and cash flows on a carve-out basis from Medis El and MTL as if CKL had operated as a stand alone entity subject to Medis El’s and  MTL’s control prior to July 26, 2007. The method and basis of allocations used in preparing the carve-out financial statements for such periods are described below. Management believes the assumptions made and methodology used in preparing the carve-out financial statements for such periods are reasonable and that all of CKL’s costs of doing business, comprised of those costs that are clearly applicable to CKL as well those that are reasonably

Cell Kinetics Ltd.
Notes to Financial Statements

NOTE A — GENERAL MATTERS (Continued)

allocable due to expenses incurred by Medis El and MTL on CKL’s behalf, have been reflected in these carve-out financial statements and, as such, management does not believe that CKL’s costs of doing business would have been materially different had it operated as a privately held company on a stand alone basis.

For the periods prior to July 26, 2007, the financial statements of the Company, including the results of operations and cash flow, have been prepared on a carve-out basis from MTL. In preparing the carve-out financial statements for such periods, cost items and balance sheet items that have been identified as specifically related to CellScan operations, including the cell carrier, have been allocated to CKL on a 100% basis, while costs items that do not have such a direct relationship have been allocated on proportional basis. Accordingly, CellScan, including the cell carrier, related research and development costs (excluding occupancy, information technology and depreciation and amortization), patent costs and certain management costs have been allocated to CKL on a 100% basis. Costs related to shared services and corporate services, such as management and administration, stock based compensation, occupancy, accounting, legal, information technology, foreign currency translation adjustments and the like have been allocated to CKL on a proportional basis using an allocation base that would be expected to reasonably reflect the proportion of CKL’s incurrence of such costs. Costs categories included in research and development (other than those allocated on a 100% basis) have been allocated as follows: (i) occupancy and depreciation and amortization have been allocated based on relative square footage, and (ii) information technology costs have been allocated based on relative headcount. Marketing, general and administrative expenses (“G&A”) have been allocated based on relative costs. Management believes that the allocation method described above provides a reasonable allocation of costs.

Individual balance sheets accounts have been allocated in a manner that is consistent with their corresponding statement of operation accounts, with the exception of the following items:

Goodwill — Goodwill has been allocated to CKL based on MTL’s allocation of goodwill to its reporting units that was performed in connection with its January 1, 2002 implementation of SFAS 142 “Goodwill and Other Intangible Assets.” (“SFAS 142”). See Note B-7 for a discussion of the push down of goodwill to CKL.

Cash and Cash Equivalents — CKL’s cash resources have been provided by MTL, which uses a centralized approach to cash management. As such, these financial statements include only those cash balances held by CKL and there has been no allocation to CKL of cash held by MTL or its subsidiaries (excluding CKL).

NOTE B — SIGNIFICANT ACCOUNTING POLICIES

The Company’s financial statements are prepared in accordance with U.S. generally accepted accounting principles. The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

1.      Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with a maturity of three months or less when purchased.

2.      Use of Estimates

In preparing the Company’s financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cell Kinetics Ltd.
Notes to Financial Statements

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.      Fair Value of Financial Instruments

The carrying value of all financial instruments potentially subject to valuation risk (principally consisting of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities) approximates their fair value due to the short term maturities of such instruments.

4.      Translation of Foreign Currencies

The financial statements of the Company have been prepared in U.S. dollars, as the dollar is its functional currency. Since the Company’s operations are funded in U.S. dollars and a substantial portion of its costs is incurred in U.S. dollars, management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with SFAS No. 52 “Foreign Currency Translation”. All transaction gains and losses from remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expense, as appropriate.

5.     Issuance Costs On Rights Offering

Issuance costs on rights offering are costs directly related to the rights offering that will be accounted for as share issuance costs in the period in which the rights offering was successfully completed.

6.     Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided on property and equipment on the straight-line basis over the estimated useful lives of such assets. The useful lives of property and equipment are as follows:

Useful Lives In Years
Equipment	7
Computers	3
Furniture and office equipment	15
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

Depreciation and amortization expense on property and equipment for the years ended December 31, 2005, 2006 and 2007 amounted to $65,000, $64,000 and $44,000, respectively.

7.     Goodwill

The Company applies Staff Accounting Bulletin No. 54, which generally requires that the push down basis of accounting be applied in the separate financial statements of a subsidiary that is substantially wholly-owned by the parent company. Accordingly, goodwill has been recorded in the Company’s financial statements to reflect the allocated portion of the difference between the purchase price and the value of net assets acquired by MTL in connection with MTL’s acquisitions of minority interests. In accordance with SFAS 142, goodwill is not

Cell Kinetics Ltd.
Notes to Financial Statements

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (Continued)

amortized, but rather is subject to a test for impairment at lease annually. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of a reporting unit with its carrying amount, including Goodwill. During the years ended December 31, 2005, 2006 and 2007, no impairment losses were identified. See note A for a discussion of the allocation on goodwill to the Company.

8.     Long-Lived Assets

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. During 2005, 2006 and 2007, no impairment losses have been identified.

9.     Stock-based Compensation

Effective January 1, 2006, the Company adopted FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), and related Securities and Exchange Commission rules included in Staff Accounting Bulletin No. 107, on a modified prospective basis. Under this method, compensation cost recognized beginning January 1, 2006 will include costs related to 1) all share-based payments (stock options and restricted stock awards) granted prior to but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and 2) all share-based payments granted subsequent to December 31, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Compensation cost for stock options is generally recognized ratably over the vesting period.

Prior to the adoption of SFAS 123(R), the Company applied SFAS 123, amended by SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which allowed companies to apply the existing accounting rules under APB 25, “Accounting for Stock Issued to Employees,” and related interpretations. In general, as the exercise price of options granted was equal to the market price of the underlying stock on the grant date, no stock-based employee compensation cost was recognized in the net loss attributed to common stockholders for periods prior to the adoption of SFAS 123(R).

10.     Research and Development Costs

Research and development costs, which are charged to operations as incurred, consist primarily of labor, materials, subcontractors and consultants, and occupancy costs, as well as depreciation and amortization of property and equipment.

11.     Net Loss Per Share

The Company computes net loss per share in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”). Under the provisions of SFAS No. 128, basic net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares plus dilutive potential ordinary shares considered outstanding during the period. See Note E-1 for a discussion of loss per share retroactive adjustment included in these financial statements.

Weighted-average number of shares used in computing basic and diluted net loss per share have been retroactively adjusted for all periods presented in the statements of operations to give effect to shares that were issued to stockholders as a bonus element in the rights offering.

Cell Kinetics Ltd.
Notes to Financial Statements

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (Continued)

12.     Severance Pay

The liability of the Company in Israel for severance pay, which comprises the Company’s entire severance pay obligation, is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The liability for all of its employees in Israel is fully provided by an accrual and by monthly deposits with insurance companies and other financial institutions. The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of these deposited funds is recorded as an asset in the Company’s carve-out balance sheet as of December 31, 2006 and the balance sheet as of December 31, 2007. Severance expenses for the years ended December 31, 2005, 2006 and 2007 amounted to approximately $249,000, $40,000 and $54,000, respectively.

13.     Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

In July 2006, the FASB issued FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any income tax uncertainties. Pursuant to the provisions of FIN 48, the differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption would be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. FIN 48 is effective for fiscal years beginning after December 15, 2006.

Effective January 1, 2007, the Company adopted the provisions of FIN 48. The Company files Israeli income tax returns and may be subject to examination by the Israeli tax authorities for the years 2006 and 2007.

The adoption of FIN 48 did not have a material impact on the Company’s financial statements and no accruals for tax contingencies were recorded.

14.     Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company’s cash and cash equivalents are invested in banks. Management believes that the Company’s cash and cash equivalents are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

Cell Kinetics Ltd.
Notes to Financial Statements

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (Continued)

15.     Recently Issued Accounting Pronouncements in the United States

In June 2007, the Emerging Issues Task Force of the FASB (“EITF”) reached a consensus on Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities (EITF 07-3).  EITF 07-3 requires that non-refundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. The deferred amounts would be recognized as an expense as the related goods are delivered or the services are performed, or when the goods or services are no longer expected to be provided.  This pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2007 and earlier application is permitted.  EITF 07-3 is to be applied prospectively for new contracts entered into on or after the effective date. The adoption of this pronouncement is not expected to have a material effect on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statements does not apply to accounting standard that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007.

On February 12, 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (the “FSP”).  The FSP amends SFAS No. 157 to delay the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually).  For items within its scope, the FSP defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.

The Company is currently evaluating the effect that the adoption of SFAS No. 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Company is currently evaluating the impact that SFAS No. 159 will have on its financial statements, if any.

On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment.  SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment.  Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007.  SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations.  The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available.  The Company is currently assessing the potential impact that the adoption of SAB 110 could have on its financial statements.

Cell Kinetics Ltd.
Notes to Financial Statements

NOTE C — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2006	2007

Employees and related liabilities	$185,000	$109,000
Professional services	46,000	—
Subcontractors and consultants	30,000	11,000
Others	11,000	21,000
	$272,000	$141,000

NOTE D — OTHER LONG-TERM IABILITIES

At December 31, 2007, other long-term liabilities represented costs incurred in the amount of approximately $471,000 in connection with the Company’s rights offering, which was completed in January 2008. Of such amount, costs aggregating approximately $316,000 represent amounts that were paid by MTL and Medis El on behalf of the Company before December 31, 2007. See Note F for more details on the prommisory note to Medis El with respect to such rights offering costs paid by MTL and Medis El.

NOTE E — STOCKHOLDERS’ EQUITY

Share Capital

As of December 31, 2006, the Company had 10,000,000 authorized shares of .01 New Israeli Shekel (“NIS”) par value ordinary shares, of which 1,000,000 shares were issued and outstanding All such shares were issued to Medis El in May 2002 for aggregate proceeds of approximately $2,000, which were paid in September 2006.  In July 2007, the Company increased its authorized ordinary shares to 30,000,000 shares and issued 15,500,000 ordinary shares at their par value of .01 NIS per share to Medis El in connection with the transfer of Medis El’s CellScan and Cell Carrier related operations, including its intellectual property rights, to the Company, pursuant to the terms of an asset purchase agreement (See note F for a discussion of the asset purchase agreement). Since Medis El owned 100% of the outstanding shares of the Company both before and after the issuance of the 15,500,000 shares at their par value described above and since these financial statements reflect Medis El’s CellScan and Cell Carrier operations from the inception of Medis El in July 1992, in accordance with Accounting Research Bulletin No. 43 “Restatement and Revision of Accounting Research Bulletins” Chapter 7: Capital Accounts (“ARB 43”), the issuance of such shares has been accounted for as a stock split-up effected in the form of a dividend. In accordance with SEC Staff Accounting Topic 4.C and SFAS No. 128 outstanding shares, basic and diluted net loss per share, weighted-average number of common shares used in computing basic and diluted net loss per share, included in these financial statements have been retroactively adjusted for all periods presented to reflect this issuance of 15,500,000 shares of ordinary shares pursuant to the stock split-up effected in the form of a dividend.

On January 7, 2008, subsequent to the balance sheet date, the Company completed an over subscribed rights offering to the shareholders of MTL, under which the Company issued 3,492,788 shares and 1,746,300 four year warrants to purchase the Company’s ordinary shares at an exercise price of $0.60 per share for total gross proceeds of approximately $1,048,000 and less issuance costs aggregating approximately $593,000. As of December 31, 2007, the Company’s balance sheet includes non-current assets of $512,000 for costs incurred on the rights offering and other long-term liabilities of $471,000 related to the rights offering, of which $316,000 was paid by MTL and Medis El on behalf of the Company.

Cell Kinetics Ltd.
Notes to Financial Statements

NOTE E — STOCKHOLDERS’ EQUITY (Continued)

consummation of the offering, MTL continued to own, indirectly through its lower tier subsidiaries approximately 82.5% of CKL and the participating MTL shareholders owned the balance.

Stock Options

Medis Technologies Stock Options

During the year ended on December 31, 2007, MTL granted options to purchase an aggregate of 775,000 shares of its common stock under its 2007 Equity Incentive Plan to employees, officers and directors of MTL. The following table sets forth the terms of such grants:

Grant Date	Exercise Price*	Number of options granted	Vesting period years	Expiration period years
January, 2007	$ 17.39	10,000	1.00	4.00
March, 2007	17.61	6,000	1.00	4.00
June, 2007	14.90	254,000	1.00	4.00
June, 2007	13.83	2,500	0.51	4.00
June, 2007	13.83	2,500	1.51	4.00
July, 2007	14.23	330,500	1.00	4.00
August, 2007	11.19	165,000	1.00	4.00
October, 2007	13.15	4,500	1.00	4.00
		775,000

* The market price of MTL’s common stock on the grant date.

In accordance with SFAS 123(R), share based compensation is based on the grant-date fair value estimate and is recognized over the vesting term of such options, net of an estimated forfeiture rate. MTL estimates the fair value of stock based awards, accounted for in accordance with SFAS 123 (R), using the Black-Scholes option pricing model for such options using the following weighted average assumptions for the year ended December 31, 2007:

Dividend yield	0%
Expected term (years)	2.28-3.80
Risk-free interest rate	4.0%-4.92%
Volatility	58%-61%
Forfeiture rate	0%-3.43%

In July, 2007, MTL granted 50,000 shares of restricted stock under its 2007 Equity Incentive Plan to each of its Chairman and Chief Executive Officer and its Deputy Chairman and Chief Operation Officer (both of whom are Principal Stockholders of the Company). Such shares of restricted stock shall vest in full after one year. MTL accounted for such shares of restricted stock in accordance with SFAS 123(R), using the Black-Scholes option pricing model assuming a 4.91% risk free interest rate, 0% dividend yield, expected term of 1 year and 66% volatility.

Cell Kinetics Ltd.
Notes to Financial Statements

NOTE E — STOCKHOLDERS’ EQUITY (Continued)

The following table illustrates the effect on net loss attributed to ordinary shares and net loss per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation during the year ended December 31, 2005:

Year ended December 31,
2005
Net loss for the year as reported	$(1,771,000)
Add: Stock-based employee compensation expense (income) included in the reported loss	(2,000)
Deduct: Stock-based employee compensation expense determined under fair value based method	(494,000)
Pro forma net loss	$(2,267,000)
Basic and diluted net loss per share as reported	$(.11)
Pro forma basic and diluted net loss per share	$(.14)

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Year ended December 31,
2005
Dividend yield	0%
Risk-free interest rate	3.80%
Expected life in years	3.0
Volatility	70%

The exercise price of all options granted in 2005 was equal to the market price and the fair value of such options was $7.25.

Cell Kinetics Stock Options

In July 2007 the Company’s board of directors approved an equity incentive plan for employees, directors, consultants and advisors of the Company. The plan has an initial pool of 1,400,000 options and/or restricted shares, and/or restricted share units and is intended to qualify for capital gains tax treatment under Section 102 of the Israeli Income Tax Ordinance. The plan provides for the award of both incentive and nonqualified stock options under the U.S. Internal Revenue Code.

Pursuant to its employment agreement with its chief executive officer (“CEO”), the Company granted to its CEO options to purchase 2% of the issued shares of the Company on May 1, 2006, the date of the employment agreement. Such options are exercisable at their par value of .01 New Israeli Shekels and vest according to the following schedule: 30% on December 31, 2006 and 8.75% on the last day of each quarter beginning on March 31, 2007 and ending on December 31, 2008. The Company has accounted for these stock options in accordance with SFAS 123R. Using the Black-Scholes option pricing model, the Company has estimated the aggregate fair value of such options granted to be approximately $98,000

Cell Kinetics Ltd.
Notes to Financial Statements

NOTE E — STOCKHOLDERS’ EQUITY (Continued)

In October 2007, the Company granted options to purchase an aggregate of 506,750 shares of its ordinary shares to employees, officers, directors and to a non-employee consultant. Such options are exercisable at $.30 per share and expire seven years from the date of the grant. Of such options granted, 381,750 granted to employees, officers and to a non-employee consultant vest in equal installments on each of the first three anniversaries of the grant date. The remaining 125,000 options granted to directors vest quarterly in equal installments in December 31, 2007, March 2008, June 2008 and September 2008. Using the Black-Scholes option pricing model with the assumptions set forth below, the Company has estimated the aggregate fair value of such options granted to be approximately $58,000.

Dividend yield	0%
Expected term (years)	3.63-5.00
Risk-free interest rate	4.24%
Volatility	41%-46%
Forfeiture rate	0%

The Company measures the compensation cost of employee options based on the fair value method as stated in SFAS 123R. The computation of expected volatility is based on realized historical stock price volatility of certain public companies that the Company considered to be comparable. The fair value assigned to the Common stock in order to calculate the compensation resulting from employee options, was determined primarily by management. In determining fair value, management has considered a number of factors, including valuations and appraisals. The Company used the “simplified” method to establish the expected term of awards as allowed under SAB 107. The interest rate for periods within the expected term of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

During the year ended December 31, 2006, the Company recorded compensation costs related to options issued of approximately $181,000, of which $173,000 and $8,000 were recorded as G&A expense and research and development costs, respectively. Such amounts include $67,000 related to options that were granted to Company personnel and $114,000 that were allocated to the Company based on the methodology detailed in Note A-2.

During the year ended December 31, 2007, the Company recorded compensation costs related to options issued of approximately $255,000, of which $241,000 and $14,000 were recorded as G&A expense and research and development costs, respectively. Such amounts include $44,000 related to options that were granted to Company personnel and $211,000 that were allocated to the Company based on the methodology detailed in Note A-2.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s net loss for the year ended December 31, 2006, was $181,000 greater than if the Company had continued to account for share-based compensation under Accounting Principles Board Opinion No. 25 (“APB 25”). Basic and diluted net loss per share for the year ended December 31, 2006 is $.01 greater than it would have been if the Company had continued to account for share-based compensation under APB 25.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s net loss for the year ended December 31, 2007, was $255,000 greater than if the Company had continued to account for share-based compensation under Accounting Principles Board Opinion No. 25 (“APB 25”). Basic and diluted net loss per share for the year ended December 31, 2007 is $.01 greater than it would have been if the Company had continued to account for share-based compensation under APB 25.

In January 2008, subsequent to the balance sheet date, the Company granted options to purchase an aggregate of 10,000 shares of its ordinary shares to a consultant. Such options are exercisable at $.60 per share, expire seven years from the date of the grant and vest in equal installments on each of the first three anniversaries of the grant date.

Cell Kinetics Ltd.
Notes to Financial Statements

NOTE E — STOCKHOLDERS’ EQUITY (Continued)

The following table presents the Company’s stock option activity for employees, officers, directors and non-employee consultant of the Company for the years ended December 31, 2006 and 2007:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2005	—		$—
Granted	330,000		*—
Exercised	—		—
Forfeited or expired	—		—
Outstanding at December 31, 2006	330,000	$	*—
Granted	506,750		0.30
Exercised	—		—
Forfeited or expired	—		—
Outstanding at December 31, 2007	836,750		$0.18
Number of options exercisable at December 31, 2007	245,750		$—
Vested and expected to vest at December 31, 2007	836,750		$0.18
Vested and expected to vest at December 31, 2006	330,000		$—

*Represents price less than one cent.

As of December 31, 2007, there were unrecognized compensation costs of  approximately $52,000 related to stock options that are expected to be recognized in future periods (exclusive of amounts that may be allocated to the Company by Medis El and by MTL).

The following table summarizes information about options to employees, officers, directors and a non-employee consultant outstanding at December 31, 2007 under Cell Kinetics plans:

Options Outstanding						Options Exercisable
Exercise Price		Outstanding at December 31, 2007	Weighted average Remaining contractual life years	Exercise prices		Exercisable at December 31, 2007	Exercise prices
$	*—	330,000	6.79	$	*—	214,500	$	*—
	$0.30	506,750	6.76		$0.30	31,250		$0.30
		836,750				245,750

*Represents price less than one cent.

NOTE F — COMMITMENTS AND CONTINGENT LIABILITIES AND STRATEGIC AGREEMENTS

License and Service Agreements— As of May 1, 2006, the Company entered into a license and service agreement with Medis El and MTL, pursuant to which they provide personnel, administrative services, equipments usage and facilities to the Company and pursuant to which Medis El has granted a license to the Company to use certain of its CellScan and Cell Carrier related intellectual property and certain other assets in connection with the carrying-out of the Company’s business. Under the Agreement, Medis El and MTL charge the Company at cost, as an additional contribution to the share capital issued to Medis.

In July 2007, the Company entered into a service agreement with Medis El and MTL pursuant to which Medis El and MTL provide administrative services, equipment usage and facilities to the Company in connection with the carrying-out of the Company’s business. Medis El and MTL have agreed to charge the Company at cost for such services provided, as a contribution to the Company’s capital, for a period of 18 months from the January 7, 2008 rights offering completion date (See Note E-1 for a discussion of the contemplated rights offering).

Asset Purchase Agreement — As of July 2007, the Company entered into an Asset Purchase Agreement with Medis El whereby Medis El’s transferred its CellScan and Cell Carrier related business, including intellectual property rights, and other related assets and liabilities to the Company, in consideration of 15,500,000 of the Company’s ordinary shares. As these financial statements reflect the carve-out of the operations of CKL as if it had been a separate legal entity from the inception of Medis El in July 1992, Medis El’s CellScan and Cell Carrier related intellectual property and other assets, liabilities and related charges to operations are already reflected herein.

CellScan License — Medis El Ltd acquired the rights to the CellScan in August 1992 by assignment from IAI of a license from Bar Ilan University (the “University”) to IAI. Medis El paid IAI $1,000,000 in consideration of the assignment of the license and for certain tooling and equipment. The license is a perpetual worldwide license to develop, manufacture and sell the CellScan, and to sublicense the right to manufacture and sell the device. The license includes all rights to the University’s CellScan patents, know-how and inventions including any subsequently acquired, and all improvements thereto. Medis El is obligated to pay the University a royalty for a twenty-year period beginning in 1995. For the first ten years, the royalty is at the rate of 6.5% of proceeds of sales (after deducting sales commissions and other customary charges) and 4.5% on any fees received from granting territorial rights. The royalty for the second ten-year period is 3.5% on all revenues whether from sales or fees. In addition to such royalty payments, the Company is required to grant $100,000 to the University during the first year that the Company’s after-tax profits exceed $300,000. On July 26, 2007, Medis El assigned all of its intellectual property rights to the CellScan, including the Cell Carrier, to the Company and delegated its royalty payment commitments to the Company. No royalties were required to be paid during the three years ended December 31, 2005, 2006 and 2007.

Cell Kinetics Ltd.
Notes to Financial Statements

NOTE F — COMMITMENTS AND CONTINGENT LIABILITIES AND STRATEGIC AGREEMENTS (Continued)

Other Royalties— In consideration of grants by the State of Israel, Medis El is obligated to pay royalties of 3% of sales of products developed with funds provided by the State of Israel until the dollar linked amount equal to the grant payments received by Medis El is repaid in full. Total grants received with respect to the CellScan technologies, net of royalties paid as of December 31, 2002, aggregate $2,434,000. On July 26, 2007, in connection with its transfer to the Company of its intellectual property rights to the CellScan, including the Cell Carrier, Medis El delegated its royalty payment commitments to the Company. No royalties were required to be paid during the three years ended December 31, 2005, 2006 and 2007.

Investment in Scorpion Surgical Technologies, Ltd. - In July 2007, the Company entered into an agreement with Scorpion Surgical Technologies, Ltd. (“Scorpion”), whereby it agreed to acquire 20,000 shares which represents a 23.6% equity interest in Scorpion for $150,000, in three equal installments. The first 6,666 shares were acquired in July 2007, upon the Company’s payment of the first $50,000 installment. The acquisition of the remaining 13,334 shares and the final two payments are subject to the performance of milestones that provide for the Company’s completion of an equity fund raising of at least $1,500,000 and Scorpion’s signing an agreement with a medical research center for the performance of clinical trials, as well as the fulfillment of several administrative conditions. The Company was also given the right to appoint a director to Scorpion’s board of directors. After completion of the second milestone payment, subject to the terms of the agreement and for a period to end not later than March 31, 2009, the director that the Company appoints will have a veto right with respect to the following matters: issuance of securities, adoption of stock option plans, approval or modification of annual budgets, related party transactions and other material transactions outside the ordinary course of business. Additionally, the Company has been granted a right of first refusal with respect to Scorpion’s next round of financing, for a period of 24 months from the date of the agreement. Such right of first refusal would allow the Company to acquire up to 75% of the securities offered based upon the lower of a pre-money valuation set forth in a bona fide offer made to Scorpion by a third party or a valuation of $3,500,000. The chief executive officer of CKL is a director and co-founder of Scorpion. The Company has recorded its investment in Scorpion as in-process research and development expense.

Funding arrangements with Medis and Medis El - In July 2007, Medis agreed to provide to the Company a cash capital contribution of up to $1,500,000 over an 18 month period on an as needed basis commencing on the January 7, 2008 completion date of its rights offering. Medis has also agreed that, following the completion of such offering, it will provide the Company with such office and laboratory facilities as it may reasonably require to further the commercialization of the Cell Carrier and to launch and operate its proposed medical device incubator and will provide it with administrative and professional services, at cost as a contribution to its capital, for a period of not less than 18 months thereafter. Medis has also committed to provide the Company with additional financing to carry out its operations through at least January 7, 2009, if its other resources are insufficient for such period of time. On June 30, 2008, subsequent to the balance sheet date, Medis El provided funding to the Company in the amount $1,500,000, pursuant to a non-interest bearing, unsecured promissory note, with a due date of January 1, 2010 – subject to certain other repayment conditions that are based on the Company’s receiving alternative sources of financing for its operations or the sale or the Company’s business to or merger it with a third party.  At the option of Medis El, any remaining balance on the promissory note may be contributed to our capital. Also on June 30, 2008, subsequent to the balance sheet date, the Company entered into a second promissory note with Medis El in the amount of $394,938, representing issuance costs related to our rights offering that MTL and Medis El advanced on the Company’s behalf. Such promissory note is on substantially the same terms as the promissory note described above.

Cell Kinetics Ltd.
Notes to Financial Statements

NOTE G — INCOME TAXES

Tax laws applicable to the Company in Israel:

Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

In accordance with the above law, results for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli CPI.

Commencing in 2008, the Company has elected to file its tax return under the Israeli Income Tax Regulations 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). The Company is not permitted to change such election for a period of three years. Accordingly, commencing  in 2008, the Company’s results of operations for tax purposes will be measured in U.S.dollars.

Tax rates applicable to the Company are as follows:

The income of the Company is taxed under Israeli law at regular rates. On July 25, 2005, the “Knesset” (Israeli Parliament) passed the Law for the Amendment of Income Tax Ordinance (No. 147), 2005 which prescribes, among others things, a gradual decrease in the corporate tax rates in Israel to the following tax rates: 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

Since the Company provided a full valuation allowance for its deferred tax assets, the abovementioned amendment had no effect on these financial statements.

Carryforward losses:

As of December 31, 2007, the Company had net operating losses, for Israeli tax purposes, aggregating approximately $1,784,000, which, pursuant to Israeli tax law, may be carried forward and offset against taxable income in the future for indefinite period.

Open Tax Years:

The Company files Israeli income tax returns and may be subject to examination by the Israeli tax authorities for the years 2006 through 2007.

Cell Kinetics Ltd.
Notes to Financial Statements

NOTE G — INCOME TAXES (Continued)

Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,
	2006	2007
Net operating loss carryforward	$34,000	$446,000
Other differences	54,000	275,000
	88,000	721,000
Valuation allowance	(88,000)	(721,000)
Deferred tax assets, net of valuation allowance	$—	$—

Reconciliation of the theoretical tax benefit to the actual tax expense benefit:

In 2005, 2006 and 2007, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are carryforward tax losses, for which a full valuation allowance was provided.

**************************