Form 20-F
period 2008-12-31
Cell Kinetics Ltd
filed 2009-06-30
CIK 1407926

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

For the transition period from __________ to __________

Commission File Number 333-144993
____________________

 CELL KINETICS LTD.
 (Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

2 Yodfat Street, Lod, 71291, Israel
(Address of principal executive offices)

Dr. Asaf Ben-Arye, President and CEO
Cell Kinetics Ltd.
2 Yodfat Street, Lod, 71291, Israel
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

This report on Form 20-F includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934.  Words such as “will,” “may,” “expects,” “anticipates,” “approximates,” “believes,” “estimates,” “intends” and “hopes” and variations of such words and similar expressions are intended to identify such forward-looking statements. We have based these statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these statements. These risks and uncertainties include those set forth under “Risk Factors.” The forward-looking statements contained in this annual report include, among others, statements about:

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

ITEM 2.                       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                       KEY INFORMATION

 A. Selected Financial Data

This selected financial data is presented in accordance with generally accepted accounting policies in the United States (“U.S. GAAP”).  All financial statements included in this annual report and all financial information released in Israel is presented solely under U.S. GAAP. The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2004 to 2008. The selected statement of operations data for the years 2006, 2007 and 2008, and the selected balance sheet data at December 31, 2007 and 2008, have been derived from our audited financial statements set forth in “Item 18 – Financial Statements.” The selected statement of operations data for the years 2004 and 2005, and the selected balance sheet data at December 31, 2004, 2005 and 2006, has been derived from our previously published audited financial statements, which are not included in this Annual Report on Form 20-F. This selected financial data prior to July 26, 2007 has been derived from our audited financial statements, which reflect our operations as if we had been a separate legal entity from the inception of Medis El Ltd., our direct parent company (“Medis El”), in July 1992. For the periods prior to July 26, 2007, our financial statements have been prepared on a carve-out basis and accordingly, through such date, have been derived from the historical results of operations and historical bases of assets and liabilities of  Medis El and Medis Technologies Ltd., our indirect parent (“Medis”), and our accounts from the inception of our operations in May 2006. Such carve out summary financial information may not be indicative of future performance. You are encouraged to read the selected financial data set forth below in conjunction with our financial statements and related notes and the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this annual report.

Statement of Operations Data:
	For the Year Ended December 31,
	2004*	2005*	2006*	2007*	2008

Revenues	$–	$–	$–	$–	$21,000
Cost of Revenues	–	–	–	–	14,000
Gross profit	–	–	–	–	7,000

Operating expenses:
Research and development costs, net	$944,000	$826,000	$1,079,000	$1,182,000	$1,191,000
General and administrative expenses	1,272,000	922,000	698,000	901,000	1,219,000
Total operating expenses	2,216,000	1,748,000	1,777,000	2,083,000	2,410,000
Interest expense (income)	14,000	23,000	33,000	13,000	(22,000)
Net loss	$(2,230,000)	$(1,771,000)	$(1,810,000)	$(2,096,000)	$(2,381,000)
Basic and diluted net loss per share(1)	$(.13)	$(.11)	$(.11)	$(.13)	$(.12)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share(1)	16,722,973	16,722,973	16,722,973	16,722,973	20,170,258

Balance Sheet Data:
	As of December 31,
	2004*	2005*	2006*	2007*	2008

Working capital(2)	$(189,000)	$(362,000)	$(251,000)	$(246,000)	$793,000
Total assets	2,774,000	2,692,000	2,706,000	2,929,000	3,487,000
Capital stock	57,007,000	58,639,000	60,538,000	62,595,000	64,059,000
Accumulated deficit	(54,874,000)	(56,645,000)	(58,455,000)	(60,551,000)	(62,932,000)
Total stockholders’ equity	2,133,000	1,994,000	2,083,000	2,044,000	1,127,000
______________________
*	For the periods prior to July 26, 2007, our financial statements, including the results of operations and cash flow, has been prepared on a carve-out basis from Medis El and Medis.
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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In this case, the market price of our ordinary shares could decline, and you may lose all or part of your investment

Risks Relating to Our Financial Condition

Our financial situation raises substantial doubt about our ability to continue as a going concern

Since our inception, we have sustained operating losses and have used cash in our operations. Due to ongoing losses, our financial position has weakened. Furthermore, we expect that we can no longer rely on additional financing from Medis and Medis El, as their financial position has also weakened.

We need additional financing in order to continue to fund our current operations, which continue to show losses, and pay existing and future liabilities and other obligations.  We are currently seeking additional funding from strategic partners or financial investors in order to execute our business plan and fund future operations. The satisfactory completion of these fund raising efforts is essential to provide sufficient cash flow to meet current operating requirements and remain a going concern. Our limited available cash resources would be sufficient to continue operations only through October 2009. In addition, we cannot give any assurance that we will in the future be able to achieve a level of profitability from the sale of our products to sustain our operations. Therefore, there is substantial doubt about our ability to continue as a going concern.

We have a history of operating losses, and we cannot assure you that we will achieve future revenues or operating profits.

Historically, we have incurred net operating losses each year since inception. We cannot assure you that we will be able to develop substantial revenue sources or that our operations will become profitable, even if we are able to further commercialize our CKChip technology , products and applications including potential future products and applications developed from this technology. If we continue to suffer losses as we had in the past, you may not receive any return on your investment and may lose your entire investment.

We are in the early stages of commercialization of our first CKChip product and have limited ability to generate revenue, and we can give no assurance that we will be able to further develop our CKChip technology for commercial applications. As a result, we may never be able to operate profitably. We are in the early stages of market introduction of our first product and also in early stages of development of additional products and applications and we may not receive significant revenues from their commercial sale for the next several years, if at all. Our CKChip technology and products and any potential applications and products that we may develop will require significant additional effort and investment prior to material sales. We cannot assure you that we will be able to develop any such commercially viable applications or products, or that such applications or products will be capable of being produced in commercial quantities at acceptable costs or be successfully marketed. For that reason, we may not be able to generate revenues from commercial production or operate profitably.

We will require substantial additional funds to continue operating which may not be available on acceptable terms, if at all.

We will require substantial additional financing to remain in business.  Our management continues to evaluate alternatives and sources for additional funding, which may include public or private investors and strategic partners, although there is no assurance that such sources will result in raising additional capital. Lack of necessary funds may require us to delay, scale back or eliminate our CKChip applications and product development programs, to license such potential applications or products or our CKChip technologies to third parties, to consider business combinations related to ongoing business operations, or cease  our operations.  Lack of funds have already forced us to limit the development of next generation projects related to our CKChip technology and accessory elements, as well as to cease funding to partner companies related to our previous plans to establish ourselves as a medical device incubator, as described below.

In addition, our cash requirements may vary materially from those now planned because of results of research and development, potential relationships with strategic partners, changes in the focus and direction of our research and development programs, competition, litigation required to protect our technology, technological advances, or the market acceptance of our CKChip applications and products and other factors. Our current cash reserves are not sufficient to fund our operations through material sales of our first CKChip applications or products.

We do not have sufficient cash resources to fund any prospective partner companies, and do not expect to fund such activity in the future.

While it was our intention to invest in early stage technologies such as we did with Scorpion Surgical Technologies, we have decided due to our limited cash resources to accord priority to the development and commercialization of our CKChip technology and successive generations of CKChip applications and products. Accordingly, at this time we are no longer investing in additional early stage medical device enterprises and we do not expect to resume such activity  in the future.  As a result, we may not be able to diversify our investments or benefit from the possible spreading of risks or offsetting of losses, unlike other larger and well-financed Israeli technology incubators.

Risks Relating to Our Cell Carrier Business

We do not have sufficient manufacturing, marketing, distribution or sales capabilities, which may limit our ability to generate revenues.

We have not yet acquired large scale manufacturing capabilities, and our marketing, distribution and product sales resources are very limited. We cannot assure you that we will be able to develop any such resources successfully or as quickly as may be necessary. The inability to do so may harm our ability to generate revenues or operate profitably. Although we recently entered into a distribution agreement with EuroClone S.p.A., our financial situation limits our ability to perform under that agreement, which has an adverse effect on our ability to generate revenues through the sale of our products in Italy.

Our competition includes both public and private companies and academic collaborators, many of which have significantly greater experience and financial resources than we do.

The life sciences research and clinical diagnostics markets are characterized by intense competition. We believe that we directly compete with the technology developed by a company previously known as Molecular Cytomics Inc., which developed and commercialized the Live Cell Array through Nalge-nunc and Thermo-Fisher. Its technology enables high content analysis of non-adherent cells such as human blood, bone marrow and stem cells for research, drug discovery and clinical diagnostics. We believe that part or all of the underlying technology of Molecular Cytomics was derived through a collaboration with Bar Ilan University or the scientist at the university who was the original inventor of the CellScan technology. Accordingly, we may have legal claims against the university and/or the company resulting from the rights granted to us under the original licensing agreements with the university, but do not at this time expect to devote the resources to determine whether to pursue those potential claims. We are also aware of other entities that are in the process of development of technologies addressing the need for multiple single cell capture and analysis such as an academic collaboration at the Berkeley campus of the University of California, which has developed a dynamic single cell culture array, and SC World Inc., a Japanese biotechnology venture, that has been established to exploit micro-well cell chip technology that can capture lymphocyte cells for potential development of immunotherapeutic and immunodiagnostic tools. These technologies and products, if commercialized, would directly compete with our intended CKChip applications and products.

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

While we believe that the marketing of research laboratory consumable kits only requires perfunctory regulatory filings, regulatory approval may be required in the future. We cannot assure you that we would obtain such approval or that our products would be accepted in the marketplace.

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

•	patents will not issue to other parties, and those parties may claim that our potential products or technologies infringe their patents.

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

As we do not presently have either a meaningful internal manufacturing or a meaningful marketing capacity, we will have to develop such capabilities to accommodate to larger scale production or, alternatively, rely upon strategic alliances and joint ventures with third parties possessing these capabilities until we can raise sufficient funds to perform these functions with our own personnel. We cannot guarantee that we will be successful in raising sufficient funds to establish our own manufacturing and marketing capabilities or, even if we are successful in raising the requisite funds that we will be able to successfully recruit and retain suitable manufacturing and marketing personnel. Further, we cannot assure you that we will be able to enter into any such strategic alliances or joint ventures or, if we are able to do so, that the terms thereof will be beneficial to us.

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

Because of the specialized nature of our business, we are highly dependent on our ability to identify, hire, train and retain highly qualified scientific and technical personnel for the research and development activities we conduct or sponsor. The loss of one or more of certain of our key employees could be significantly detrimental to us. Dr. Asaf Ben-Arye, our chief executive officer, recently announced his resignation from the company, effective October 2009.  We do not yet know the effect on our company that Dr. Ben-Arye’s resignation will have. Furthermore, due to our financial situation, we may need to dismiss some or all of our employees in the near future.

In addition, recruiting and retaining qualified scientific and technical personnel to perform research and development work is critical to our success. Any growth and expansion into areas and activities requiring additional expertise, such as clinical testing, regulatory compliance and marketing, will require the addition of new management personnel and the development of additional expertise by existing management personnel. There is intense competition for qualified personnel in the areas of our present and planned activities, and there can be no assurance that we will be able to continue to attract and retain the qualified personnel necessary for the development of our business, or that we can afford to pay any such personnel in light of our financial condition. The failure to attract and retain such personnel or to develop such expertise would adversely affect our business.

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

In addition, if our finances allow, we intend to form research collaborations with academic and other research institutions throughout the world. These research facilities may have commitments to other commercial and non-commercial entities. We have limited control over the operations of these institutions laboratories and can expect only limited amounts of time to be dedicated to our research goals.

Risks Relating to our Investment in Scorpion Surgical Technologies

There are numerous risks regarding our investment in Scorpion Surgical Technologies, all of which could adversely affect the value of our investment in Scorpion or hamper our ability to maximize returns on our equity interests. These risks include:

•
We may not be able to further financially support Scorpion in the event the milestones pursuant to our Investment Agreement with it have been achieved, or otherwise. If we are unable or unwilling to provide Scorpion with such additional financing or any other additional financing that it may need, we may be exposed to a claim for breach of contract, our interests in it may be diluted or it may fail.

•
We have had limited experience in actively managing, operating or promoting medical device companies such as Scorpion, and if we cannot do so effectively, our business strategy with respect to it will fail.

•	Scorpion has a history of operating losses, and may never be profitable.

•	Scorpion will likely have substantial costs to develop and market its products, thereby incurring net losses, and will be unable to fund its cash needs from operations.

•	Scorpion may fail if it does not adapt to the rapidly changing medical device marketplace.

•	Scorpion could make business decisions that are not in our best interests or that we do not agree with, which could impair the value of our interests.

•
We have acquired less than majority voting interest in Scorpion and may not be able to control significant business decisions. Further, we may not be able to maintain our initial ownership or control levels if Scorpion issues additional equity to other parties.

•	Scorpion’s management could have economic or business interests or objectives that are different than ours;

•	Scorpion may not take our advice with respect to the financial or operating difficulties it may encounter.

•	Scorpion will face competition, which could adversely affect its business, financial condition, results of operations and prospects for growth.

•	Government regulations and legal uncertainties may place financial burdens on Scorpion’s business.

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

The testing, manufacturing, marketing and sale of laboratory test kits, clinical diagnostic products and medical devices entails an inherent risk of product liability claims, and we cannot assure you that substantial product liability claims will not be asserted against us. Our product liability insurance affords us coverage of up to $10,000,000 per claim and $10,000,000 in the aggregate. In the event we are forced to expend significant funds beyond our insurance coverage on defending product liability actions, and in the event those funds come from operating capital, we will be required to reduce our business activities, which could lead to significant losses.

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

We have or may have members of management, other key employees and consultants located in both Israel and the United States, which adds complexities to the operation of our business as a result of such persons working in different time zones, which makes it more time consuming and expensive to have face-to-face meetings. We may become a passive foreign investment company which could result in adverse U.S. tax consequences to U.S. Holders.

Depending upon the value of our shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company (“PFIC”) by the U.S. Internal Revenue Service for U.S. federal income tax purposes. We believe that we should not classified as a PFIC and do not expect to become a PFIC in the foreseeable future. However, we may become a PFIC in any year as PFIC status is tested each year and depends on our assets and income in such year.

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

We are incorporated in Israel. All of our executive officers and some directors reside outside the United States and all of our assets are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States, against us or any of these persons, in U.S. or Israeli courts based on the civil liability provisions of the U.S. federal securities laws. Additionally, it may be difficult for you to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

The Israeli government grants that we or our predecessor have received and may receive in the future, require us to meet several conditions and may be reduced or eliminated due to government budget cuts, and these grants restrict our ability to develop products and transfer know-how outside of Israel and require us to satisfy specified conditions.

 Our predecessor has received, and we have received in March 2009 and may receive in the future, grants from the government of Israel through the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor, or the OCS, for the financing of a portion of our research and development expenditures in Israel. We have assumed our predecessor’s contingent obligation to pay royalties out of future revenues to a maximum of $2,434,000 for the income of the CellScan system and up to $240,000 for the CKChip and related accessories. When know-how or products are developed using OCS grants, the terms of these grants restrict the transfer of the know-how or development of the products out of Israel without the prior approval of the OCS. There is no assurance that we will receive the required approvals should we wish to transfer this technology or development out of Israel in the future. In addition, these restrictions may impair our ability to consummate a merger or similar transaction. If approval of the transfer of know-how abroad is granted, it will be subject to various conditions, including payment to the OCS of a percentage of the consideration paid to us or our shareholders in the transaction in which the technology is transferred. Transfer of development abroad is also subject to various conditions, including the payment of increased royalties. In addition, any decrease of the percentage of development performed locally, as originally declared in the application to the OCS, may require us to notify, or to obtain the approval of the OCS, and may result in increased royalty payments to the OCS. These restrictions may impair our ability to sell our technology assets or to outsource or transfer development, and the restrictions continue to apply even after we have repaid the full amount of royalties payable for the grants. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS. If we fail to comply with the conditions imposed by the OCS, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received, together with interest and penalties.

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

Our CKChip technology is a modification of the cell carrier grid used for our CellScan system, first developed by scientists at Bar Ilan University in Israel to diagnose cancer based upon the belief that disease can be detected by testing the response of the immune system to antigens, which are immune system stimulants, for specific diseases. These scientists believed that, using the CellScan technology, simple and effective tests for breast cancer and other diseases could be developed. In 1991, Bar Ilan granted Israel Aerospace Ltd. (formerly Israel Aircraft Industries Ltd.), one of Medis’ principal stockholders, a perpetual worldwide license to develop, manufacture and sell the CellScan. This license included all of Bar Ilan’s intellectual property rights related to the CellScan. In 1992, Israel Aerospace assigned all of its rights under this license to Medis El, then a majority owned subsidiary of Medis.

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

In 1997, Medis El concluded that the CellScan also had significant potential as an alternative to flow cytometers for research applications in addition to its originally conceived role of a breast cancer diagnostic tool. Further ongoing research by Medis El’s scientists and engineers led to numerous improvements of the CellScan, including the development and refinement of the Cell Carrier, which is an integral component of the CellScan. In January 2006, Medis El developed a coated version of the CellScan’s cell carriers, capable of holding up to 10,000 individual cells and providing an opportunity for measuring the reactions of different cells by the CellScan

Over the past decade, Medis has increasingly devoted its efforts and financial resources to the development of innovative liquid fuel cell solutions. These efforts, combined with a realization that upgrading the CellScan for its originally intended purpose would entail a major financial expenditure, as well as regulatory and competitive uncertainties, led Medis to conclude that it would be prudent and ultimately more rewarding to seek commercial exploitation of the CellScan’s Cell Carrier technology for life sciences research and clinical diagnostic applications as a separate company.

At the end of 2006 we initiated a new development plan including the modification of the Cell Carrier to fit fluorescence microscopy. In addition we started developing dedicated software that will support processing and analysis of data acquired from studies performed with the CKChip.

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

On January 7, 2008, we completed a rights offering to Medis common stockholders pursuant to which subscribers purchased an aggregate of 3,492,788 of our ordinary shares, at the subscription price of $0.30 per share, for aggregate gross proceeds of $1,048,000, less offering expenses of approximately $601,000.  Subscribers also received four year warrants to purchase additional ordinary shares, at an exercise price of $0.60 per share, at the rate of one such warrant for every two ordinary shares purchased in the rights offering. Under the terms of the rights offering, record holders of our outstanding common stock received, at no cost, one nontransferable subscription right for every ten shares of our common stock held by them as of the close of business on the record date, which was November 12, 2007. Upon the completion of the rights offering, we continued to own approximate 82.5% of Cell Kinetics’ outstanding ordinary shares and subscribers owned the balance.

B.  Business Overview

The CKChip Technology and Product Line

Introduction

We are seeking to commercially exploit what we believe to be a growing need to study individual live cells through the development, marketing and sale of an improved Cell Carrier under the “CKChip™” product line.  This unique Cell Carrier can accommodate large quantities of cells, each in individual wells, for measuring reactions of living cells while the cells are in a static state for a considerable period of time.  While our business model initially also contemplated investing in early stage Israeli-based medical device company, and pursuant to that model invested in Scorpion Surgical Technologies, due to our financial situation, we are no longer making any such investments.

Our CKChip is a platform static cytometry technology that enables the simultaneous examination of many individual live cells using simple imaging methods such as fluorescence microscopy. Whereas until now cells were fixed and stained for microscopic examination, broken down for examination of their contents, or held alive on micro-plates, the CKChip™ will enable the dispersion of a group of living cells, each into its own micro-well for individual scrutiny over time. We believe that our proprietary CKChip™ platform will address the need for cell-based assays that are simple to use, providing continuous recording of cellular activities with high sensitivity, reliability and medium to high throughput screening.

Monitoring of cells held on the CKChip is performed by means of fluorescence emission detected microscopically, using an upright or inverted microscope, in conjunction with common imaging software. As fluorescence imaging microscopes are common in most life science and medical laboratories, we assume high availability of such imaging modalities to almost every scientist and researcher interested in using the CKChip™ .

Advances in cell biology and medical research are driving the growing need for technologies that enable the examination of dynamic molecular and physiological processes in individual living cells over time.

We believe that scientists today recognize that in order to advance the understanding of biological processes and to carry out tests on them, it is necessary to integrate separate functions into one complex modulus.  The smallest living unit, the cell, plays a central role as a functional system model for such tests. We believe that detailed quantitative understanding of single cell basis and integration of various aspects of cellular events become important tools for cell function analysis.

We believe that the CKChip technology could be used for research purposes in various scientific fields including immunology, cell biology, genetic engineering, systems biology, cancer research, drug discovery and the analysis of live cells.

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

The following live cell investigations are becoming increasingly important, and we  believe that we bring an innovative and important tool for research of cell behavior and cell function in a manner not available before.

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

We believe that our proprietary CKChip platform will address the need for cell-based assays that are simple to use, providing continuous recording of cellular activities with high sensitivity, reliability and medium to high content kinetic analysis and high content screening.

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

Microscopy relies on software tools that enable the imaging and follow-up of specific cells. These software packages are limited in their ability to identify and follow up on targets containing a variety of cells, especially non adherent cells that tend to move about the microscopic field. It is also difficult to follow a large number of cells simultaneously and over time.

Flow cytometry is a technique for counting and sorting microscopic particles, such as cells, suspended in a stream of fluid. It allows simultaneous multi-parametric analysis of the physical and/or molecular characteristics of cells as they flow through an optical and/or electronic detection apparatus.

Flow cytometry has been widely used for over 30 years but we believe it lacks a number of capabilities and features needed in today’s life science and medical diagnostics research We believe flow cytometry has distinct limitations:

•	Flow methods are limited to analyzing cells in fluids and the recorded cells are often discarded after measurement;
•	Cell-based assays requiring time resolution, such as enzyme kinetics or drug uptake and/or action, make no sense by flow methods as specific cells cannot be re-analyzed;
•	It is difficult to use Flow cytometry to determine sub-cellular localization of fluorochromes employed to study intracellular events;
•	Flow cytometry is impractical for small cell numbers; and
•	Flow cytometry equipment is a high-priced tool ($50,000 — $500,000).

Our CKChip Technology

Our CKChip is a platform static cytometry technology that enables the simultaneous examination of many individual live cells using simple imaging methods such as fluorescence microscopy. Whereas until now cells were fixed and stained for microscopic examination, broken down for examination of their contents, or held alive in groups on micro-plates, the CKChip enables the dispersion of whole living cells, each into its own micro-well for individual scrutiny over time. Both small and large numbers of cells can be simultaneously monitored in up to 10,000 micro-wells. This proprietary system enables:

•	Imaging adherent as well as non-adherent live cells;
•	Revisiting and monitoring specific cells at designated “addresses;”
•	Sequential manipulation of individual live cells;
•	Potential retrieval of specific cells; and
•	Simultaneous monitoring of kinetic data of multiple individual cells.

The Cell Carrier, is currently marketed on a limited basis according to our limited sales force capability and we intend to continue to market it under the “CKChip” name. This devise enables loading  cells onto the CKChip where each cell is drawn/siphoned into a microwell and become trapped in its individual microwell. for analysis, treatment or rinsing with multiple reagents. The location, or “address”, of each microwell is registered, so that cells identified for special attention during monitoring can be revisited and potentially retrieved for further treatment and investigation

Monitoring of cells held on the CKChip is performed by means of fluorescence emission detected microscopically, using virtually any upright or inverted fluorescence, in conjunction with common imaging software. As fluorescence imaging microscopes are common in most life science and medical laboratories, anyone interested in using the CKChip may be able to do so.

We believe the CKChip has the following distinct advantages over other cytometric technologies:

•	ability to capture and register living cells at specific addresses;
•	ability to monitor identifiable individual cells and rare events;
•	ability to repeatedly monitor cells for acquisition of kinetic data;
•	simultaneous and sequential monitoring of up to 10,000 cells by conventional imaging microscopy;
•	enables characterization of specific cells within a heterogeneous cell population;
•	manipulation and analysis of adherent and non-adherent living cells; and
•	adding and rinsing reagents from living cells under observation.

Potential Applications

We believe that there are numerous potential applications for our CKChip technology, such as:

•
Clinical diagnostic / in vitro diagnostic market.  Clinical diagnostic / in vitro diagnostic tests are essential to the practice of health care worldwide: In clinical diagnostics, a biological sample is taken from the patient and sent to a medical laboratory for analysis using reagents and instrument developed by the in vitro diagnostic (IVD) industry. A wide range of increasingly sophisticated diagnostic tests exist, and are used:

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

•
Cytokine measurements.  Cytokines are extracellular signaling proteins or peptides that act as a local mediator in cell to cell communication. The communication involves regulating proliferation (division) and differentiation of cells. When these “social controls” on cell division fail, cancer and other diseases result and damage occurs to body tissues and organs. The study of cytokine reactions in cells plays an important role in understanding diseases and developing new drugs to combat them.

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

Our Products

Our current products, as well as products in varied states of development, are summarized below:

•
Generation I (CCI) — The following are the current product lines available for sales and marketing under the CKChip brand name offering to basic grid types A-20 for cells under 15 micrometer in size and A-50 for cells above 15 micrometer in size .

o	Starter Kit - Including cell loader, cover-slips, holder unit, vacuum-pen, 8 CKChip units and our “WELLS” software

o
CKChip-R  - for upright and inverted fluorescence microscopy applications enabling repeated multi-live single cell monitoring, and  multiple rinsing of reagents and continues rinsing in upright microscopes only.

o
CKChip ~~–~~ I ~~-~~ for upright and inverted fluorescence microscopy applications enabling repeated multi-live single cell monitoring, and multiple rinsing of reagents and continues rinsing in inverted microscopes only.

o	DynamiCa kit – A dedicated kit for Ca flux measurements offering a simple platform that facilitates microscopic analysis of transient intracellular calcium levels.

o	WELLS Software – A dedicated CKChip image analysis software providing software tools for researchers using the CKChip.

o	CKChip HM – for high magnification imaging.

The following are products that we intend to develop provided that we can raise adequate funds to maintain our operations:

•
Generation II (CCT) — a transparent Cell Carrier that in addition to the features described above, is also suitable for light microscopy, reagent, chemical, and biological coating options. Subject to available funds, we are making an effort to introduce the first version of this product, which is in a development stage, during 2010.

•
Generation III (CCM) — We expect the CCM will be offered with special kits to enable clinical diagnostic applications based on research currently in progress. We are currently performing feasibility test of the first clinical diagnostic application for the CCM.

Our Marketing Strategy

We have recently commenced the marketing of the CCI version, our first product. To this end, we presented the CKChip at a limited number of international congresses of cell biology and cytometry, as well as in a series of scientific seminars presented at various universities and academic institutions. In April 2008 we signed with Rikaken Co., Ltd. Japan, an exclusive distribution agreement for marketing and distributing our CKChip in Japan. This agreement was not extended after the initial term as provided in the agreement because CKChip sales did not meet expectations.

On May 10, 2009, we signed a distribution agreement exclusive for the territory of Italy. The agreement was signed with EuroClone S.p.A., a company that manufactures and distributes products for cell biology, molecular biology, cytogenesis, genomics, proteomics and immunology. Our current financial situation limits our ability to perform under this agreement

We are making an effort to form research collaborations with academic and other research institutions throughout the world. We believe that academic institutions researchers exhibit a number of characteristics that can impact on the success of novel technologies for cell analysis, such as:

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

We will be able to continue to present our technology and increase our sales activities only upon raising and securing adequate financing, of which we can give no assurance of success.  These activities would include presentations  at professional meetings, lectures and seminars direct sales activities, public relations campaigns and others. We anticipate that papers that we expect will be published by researchers in leading professional journals will generate publicity and will boost awareness of the CKChip technology.

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

Our sales activity was relatively limited during 2008 due to budget constraints. We focused on identifying target customers by analyzing their scientific work and on optimizing our sales force ability to efficiently focus on customers with a high probability to purchase our products. Using this sales strategy, we sold $21,000 of our products to more than 10 customers in the academic research area. However, we encountered difficulties in introducing our products to the market because of the need for expensive market education, which substantially influences the success of sales of our products at this stage.

In order to maintain market awareness and overall control, we intend to be highly involved in directing the sales force of our strategic partners to the extent they will request and circumstances allow us.

We intend to build direct communication and channels with our target customers to obtain market feedback, enhance product quality, and facilitate product improvement and new product development.

Research and Development

Our research and development programs are generally pursued by our employees and consultants. The primary objectives of our research and development programs are to advance the development of our Cell Carrier technology and CKChip™ products, and to enhance the commercial value of our products and technology.

We have incurred research and development costs of approximately $1,191,000, $1,182,000 and $1,079,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Recent research and development initiatives include the following:

•
We have recently invested substantial efforts in developing our transparent cell carrier, which was a challenging objective that required a series of prototype development and investigation of various potential designs that met product definitions and allowed an economical production process. Due to budget constraints, however, we were required to limit our efforts and decided upon a preferred first product design which may not be optimal in performance.

•
We have also invested efforts in studying and developing specific coating capabilities on the cell carrier in order to expand its potential applications and product line range. While we made initial steps to establish the foundation for potential future products incorporating specific coatings of reagents chemicals and antibodies on the Cell Carrier, this activity was limited due to budget constraints as well.

•
The current software that accompanies our products provides image analysis of data acquired from the microscope. We are currently working on the definition and development of data analysis software to enhance the ability of scientists using the Cell Carrier to retrieve and analyze imagery data in a user friendly efficient way.

•
We decided upon the first diagnostic clinical application to be developed based on our live cell monitoring ability. We are currently evaluating the feasibility of the protocol selected and we are also exploring means to optimize and establish stable test protocol.  In order to facilitate this research activity we are collaborating with clinicians, although budget constraints have limited the process.

Additionally, we maintain a quality assurance system and we declare our products in accordance with CE mark standards.

Investment in Scorpion Surgical Technologies

While it was our intention to develop a medical device incubator, we have decided to accord priority to the development and commercialization of our CKChip technology and successive generations of CKChip applications and products. Accordingly, at this time we are no longer investing in early stage medical device enterprises, and we do not expect to resume such activity in the future.

 We previously invested in Scorpion Surgical Technologies, Ltd., a start-up company in the field of orthopedic surgical instrumentation, with particular emphasis upon spinal stabilization systems. Scorpion’s technology is intended to enhance implant stability, increase implant strength as well as resistance to pull-out, and improve bone implant interaction. Scorpion’s first product, presently in the development stage, is a vertebral attachment system, indented to offer a solution superior to pedicle screws and spinal stabilization. Scorpion received approval for a $250,000 grant contingently repayable from future royalty revenues only, from the Israeli Office of Chief Scientist, to further its research and product development efforts.

In July 2007, we entered into an agreement with Scorpion pursuant to which we agreed to acquire up to a 20% equity interest in Scorpion for $150,000. Under the agreement, we will acquire 20,000 shares of Scorpion ratably based upon our payment of three equal installments of $50,000 each. The first payment was made in July 2007. The other two payments are subject to the performance of milestones that provide for our completion of an equity fund raising of at least $1,500,000 and Scorpion’s signing an agreement with a medical research center for the performance of clinical trials, as well as the fulfillment of several administrative conditions. These two additional payments have not yet been made as management believes the milestones per the agreement have not yet been achieved. We also have been given the right to appoint a director to Scorpion’s board of directors, which is currently vacant. See Item 7B. Related Party Transactions, for further information regarding our agreement with Scorpion.

 Dr. Ben-Arye, who is a director and co-founder of Scorpion, did not participate in the negotiation of the terms of our investment in Scorpion. Additionally, Dr. Ben Arye has not and will not receive any portion of the payments that we have made and will make to Scorpion in consideration of our equity interest.

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

Intellectual Property Rights

We hold one U.S. patent on our Cell Carrier technology, which expires in June 2021, This patent is also valid in South Korea, Canada and Japan. We have filed three additional applications under the Patent Cooperation Treaty relating to a new version of our cell carrier technology and one provisional application submitted to the U.S. Patent and Trademark Office related to a specific testing method.

We do not believe that Bar Ilan’s patent rights with respect to the CellScan, which have been assigned to us by Medis El, will be of material value to us in our future efforts to commercialize and protect our Cell Carrier technology as the underlying patents and attendant proprietary rights have expired.

Competition

The life sciences research and clinical diagnostics markets are characterized by intense competition. We believe that we directly compete with WBT (previously known as Molecular Cytomics Inc)., which offers a microscope slide-based device that contains thousands of micron-sized wells. Its technology enables high content analysis of non-adherent cells such as human blood, bone marrow and stem cells,. We are also aware of several other potentially competing technologies, among them:

•
An academic collaboration at the Berkeley campus of the University of California, which has developed a dynamic single cell culture array that, if commercialized, would directly compete with our current and future intended CKChip applications and products.

•
SC World Inc., a Japanese biotechnology venture, that has been established to exploit micro-well cell chip technology that can capture lymphocyte cells for potential development of immunotherapeutic and immunodiagnostic tools.

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

Government Regulation

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

Facilities

Medis currently provides us with office and laboratory facilities of approximately 300 square meters at 2 Yodfat Street, Lod, Israel. These facilities are adequate for our projected needs. Medis El charges us for these facilities at its cost as a contribution to our capital and has agreed to do so through July  7, 2009. We may relocate our facilities if Medis El ceases to continue to support us and we are unable to successfully raise adequate capital for maintaining our operations.

 Employees

As of December 31, 2008, we had 10 full-time employees, including our chief executive officer, and one part-time employee. We also use consultants from time to time on full or part time schedule.  See “Major Shareholders and Related Party Transactions—Related Party Transactions” for a description of administrative services provided to us by Medis El.

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

Our employees are not represented by any labor union. Since our inception, we have not experienced labor-related work stoppages and believe that our relations with our employees are good. However, due to our financial situation, we may need to dismiss some or all of our employees in the near future.

ITEM 4A.                     UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

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

Introduction

We commenced operations in May 2006 and we are focusing on the development and commercialization of a cell carrier technology named CKChip that enables trapping maintaining and monitoring thousands of individual live cells over time.  Our CKChip is a platform static cytometry technology that enables the simultaneous examination of cells using simple imaging methods such as fluorescence microscopy. We believe that our proprietary CKChip platform will address the need for cell-based assays that are simple to use, providing continuous recording of cellular activities with high sensitivity, reliability and medium to high content kinetic analysis and screening, in particular for non-adherent live cells.

While it was our intention is to develop a medical device incubator, we have decided to accord priority to the development and commercialization of our CKChip technology and successive generations of CKChip applications and products. Accordingly, at this time we are no longer investing in early stage medical device enterprises, and we do not expect to resume such activity in the future.

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

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of our financial statements requires us to make estimates, judgments and allocations that affect the reported amounts of assets, liabilities and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate past judgments and our estimates, including those related to revenue recognition, goodwill, stock options and deferred income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our carve-out financial statements.

Going Concern

The accompanying financial statements do not include any adjustments to reflect the possible future effects on recoverability and reclassification of assets or the amounts and classification of liabilities should we be unable to continue as a going concern. If the financial statements were prepared on a liquidation basis, the carrying value of the assets and liabilities would be adjusted to reflect the liquidation basis of accounting.

Basis of Presentation

Our financial statements prior to July 26, 2007 reflect our operations as if we had been a separate legal entity from the inception of Medis El in July 1992 and have been derived from the historical results of operations and historical bases of assets and liabilities of Medis El and Medis and our accounts after our commencement of operations in May 2006. For the periods prior to July 26, 2007, our financial statements have been prepared on a carve-out basis from Medis El and Medis. As such, in preparing our financial statements, we have made numerous allocations of statement of operations and balance sheet items from Medis El and, to a lesser degree, Medis. Such allocations, by necessity, require the use of considerable judgment and estimates. Since allocations are such an important part of the preparation of our financial statements, unreasonable judgment and estimates in designing the methodology of allocation and/ or in applying such methodology would likely have a material impact on our financial statements.

Goodwill

We consider accounting policies related to our goodwill to be critical due to the estimation processes involved and the materiality to our financial statements. As of December 31, 2008, the net book value of our goodwill was $2,212,000. Our goodwill arose primarily as a result of two purchase accounting transactions: Medis’ acquisition of the minority interest in Medis Inc. in 1997 and Medis’ exchange of its shares for the minority interest in Medis El in 2000. In including our Goodwill in our financial statements, we apply Staff Accounting Bulletin No. 54, which generally requires that the push down basis of accounting be applied in the separate financial statements of a subsidiary that is substantially wholly-owned by the parent company.

Under Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets,” goodwill is subject to n annual impairment test. The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of our reporting unit based on a discounted cash flow model using revenue and profit forecasts and comparing those estimated fair values with the carrying values, which include goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an “implied fair value” of goodwill. We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our potential client base, and material negative change in relationship with significant clients. The “implied fair value” of our reporting unit will be determined by our management and will generally be based upon future cash flow projections for the reporting units discounted to present value. We will use outside valuation experts when management considers that it would be appropriate to do so.

Revenue Recognition

We sell our CKChip product mainly through direct sales, distributors and resellers channels. We recognize revenues from product sales in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” (“SAB 104”) when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no further obligation exists, and collectability is reasonably assured. We recognize sales through distribution channels when the reseller or distributor sells the product to the end-user.

Our revenue recognition policy took into consideration the creditworthiness and past transaction history of each customer in determining the probability of collection as a criterion of revenue recognition. This determination required the exercise of judgment, which affected our revenue recognition. If we determined that collection of a fee was not probable, we deferred the revenue recognition.

We generally do not grant a right of return to our customers. When a right of return exists, we defer revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

Deferred Income Taxes

We record a valuation allowance to reduce our deferred tax assets to zero. In the event that we were to determine that we are likely to be able to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax assets would be credited to operations in the period such determination was made.

Effective January 1, 2008, we adopted FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any income tax uncertainties. The application of FIN 48 requires the exercise of judgment and the use estimates and, depending on transactions and circumstances, could potentially have a significant impact on our financial statements.

Stock Options, Warrants and Restricted Stock

We utilize stock options, warrants and restricted stock as an important means of compensation for employees, directors and consultants and also warrants as an instrument in our fund raising process. Accounting for such options, warrants and restricted stock results in significant non-cash charges to our operations. There are assumptions and estimates involved in determining the value of such stock options, warrants and restricted stock and the timing of related charges to our operations. These estimates and assumptions include the expected term of the option, volatility of our stock price, interest rates and expected forfeiture rates. The market price of our stock also has a significant impact on charges we incur related to stock options and warrants.

Recently Enacted Accounting Pronouncements

In December 2007, the FASB issued Statement No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R will be applied prospectively to business combinations that have an acquisition date on or after January 1, 2009. The impact of SFAS

141R on our results of operations and financial condition will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on our consolidated financial statement.

In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13”, and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157”. Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. As described in paragraph 17 of Note B of our financial statements included in this Annual Report, we adopted SFAS No. 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2.

In December 2007, the FASB ratified EITF Issue No. 07-1 “Accounting for Collaborative Arrangements” (“EITF 07-1”), which provides guidance regarding financial statement presentation and disclosure of collaborative arrangements to jointly develop, manufacture, distribute and market a product whereby the collaborators will share, based on contractually defined calculations, the profits or losses from the associated activities. The consensus requires collaborators in such an arrangement to present the result of activities for which they act as the principal on a gross basis and report any payments received from, or made to other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational and consistently applied accounting policy election. EITF 07-1 is effective for fiscal years beginning after December 31, 2008, which will be our fiscal year 2009, and will be applied as a change in accounting principle retrospectively for all collaborative agreements existing as of the effective date. We are in the process of evaluating the potential impact of adopting EITF No. 07-1 on our financial statements.

Results Of Operations

From the inception of Medis El in July 1992 through December 31, 2008, the CellScan related operations have generated an accumulated deficit of approximately $62,932,000. We expect to incur additional operating losses through the end of 2009 and possibly thereafter, principally as a result of our continuing anticipated research and development costs and general and administrative expenses related to further development and commercialization of our CKChip products.

Since inception, we have sustained operating losses and has used cash in our operations. During the year ended December 31, 2008, we used cash in operating activities of $2,271,000, incurred a net loss of $2,381,000, and had a total stockholders’ equity of $1,127,000 at December 31, 2008. These losses have significantly weakened our financial position and available cash resources. In addition to the above, the financial position of MTL and Medis El was also weakened, and we expect that we can no longer rely on obtaining additional financing from MTL and Medis El.

We require additional financing in order to continue to fund our current operations, which continue to show losses, and pay existing and future liabilities and other obligations. We are currently seeking additional funding from strategic partner or financial investors in order to enable execution of our business plan and future operations. The satisfactory completion of these fund raising efforts is essential to provide sufficient cash flow to meet current operating requirements. Our limited available cash resources coupled with cash expected to become available in the third quarter of 2009 under its approved Chief Scientist of the Israel Ministry of Industry, Trade & Labor research and development plan, would be sufficient to continue operations only through October 2009. Furthermore, we cannot give any assurance that we will in the future be able to achieve a level of profitability from the sale of our products to sustain our operations. These conditions raise substantial doubt about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on recoverability and reclassification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenues increased from zero for the year ended December 31, 2007 to $21,000 for the year ended December 31, 2008, due to commencement of sales of our CKChip products made during 2008. Cost of revenues increased from zero for the year ended December 31, 2007 to $14,000 for the year ended

December 31, 2008. The increase is related to the cost of goods attributed to the above sales. Cost of revenues as a percentage of revenues for the year ended December 31, 2008 was 67%.

We sustained a net loss of $2,381,000 during the year ended December 31, 2008, compared to $2,096,000 during the year ended December 31, 2007. The increase in the net loss can primarily be attributed to an increase in marketing, general and administrative expenses.

Our research and development costs during the year ended December 31, 2008 amounted to approximately $1,191,000, compared to approximately $1,182,000 during the year ended December 31, 2007. Costs incurred during the year ended December 31, 2008 principally related to improvements of our current CKChip to fit extended types of microscopes and validation of applications for life science research. In addition, these costs relate to the development of our next generation transparent cell carrier, studying and developing cell carrier coatings, research related to the definition of cell based clinical application, and in particular development of data analysis software to enhance the ability of scientists using the Cell Carrier. The increases in 2008 can be primarily attributed to increases in labor and related costs, depreciation and other costs, partially offset by a decrease in material costs.

Our marketing, general and administrative expenses during the year ended December 31, 2008 amounted to approximately $1,219,000, compared to approximately $901,000 during the year ended December 31, 2007. The increase of  $318,000 for the year ended December 31, 2008 is primarily attributable to increases in labor and related costs of approximately $303,000, primarily due to the recruitment of employees operating in the executions of sales and marketing activities. In addition there is an increases in legal and financial services costs of approximately $88,000, offset by decrease in other G&A expenses of approximately $71,000.

Year ended December 31, 2007 compared to year ended December 31, 2006

We did not generate any revenue for the years ended December 31, 2006 or 2007.

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

A portion of our costs and expenses are denominated in foreign currencies. The most significant foreign currency applicable to our business is the New Israeli Shekel. As a result, we have exposure to foreign currency exchange fluctuations. Recently, the U.S. dollar has declined in relationship to the new Israeli Shekel, which has increased certain of our operating and capital costs. Continued foreign currency fluctuations could further impact our costs, as well as our ability to achieve and maintain profitability as we continue to grow our business. We do not hedge our currency risk.

In the early to mid 1980s, Israel’s economy was subject to a period of very high inflation.  However, inflation was significantly reduced by the late 1980s due primarily to government intervention.  The annual rate of inflation/(deflation) in Israel was 3.4% and 3.8% in 2007 and 2008, respectively.  The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by devaluation of the NIS in relation to the U.S. dollar.  For example, during the years 2007 and 2008, the appreciation of the NIS against the dollar, which amounted to 8.9% and 1.1% accordingly, exceeded the inflation rate for the same periods, thereby influencing our operating costs reported in U.S. dollars.

Liquidity And Capital Resources

We and our predecessor have historically financed our operations primarily through the proceeds of investor equity financing and more recently through financing from Medis and our January 2008 rights offering. Due to the financial position of Medis and Medis El, we expect that we can no longer rely on either of them as a financing source. We intend to rely on other sources of equity or debt financing until such time as we are able to successfully commercialize our CKChip products, of which we can give no assurance.

We require additional financing in order to continue to fund our current operations, which continue to show losses, and pay existing and future liabilities and other obligations. We are currently seeking additional funding from strategic partners or financial investors in order to execute our business plan and fund future operations. The satisfactory completion of these fund raising efforts is essential to provide sufficient cash flow to meet current operating requirements and remain a going concern. Our limited available cash resources coupled with cash granted to us by the Chief Scientist of the Israel Ministry of Industry, Trade & Labor, described elsewhere in this Annual Report, is expected to be sufficient to continue our operations only through October 2009. Furthermore, we cannot give any assurance that we will in the future be able to achieve a level of profitability from the sale of our products to sustain our operations. These conditions raise substantial doubt about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on recoverability and reclassification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Our working capital and capital requirements at any given time depend upon numerous factors, including, but not limited to:

•	the progress of CKChip research and development programs;

•	the status of our CKChip technology and products;

•	the progress of our CKChip marketing/commercialization efforts;

•	the degree of collaborative arrangements with third parties pertaining to our CKChip technology;

•	the level of resources that we devote to the development of our Cell Carrier technologies, patents, marketing and sales capabilities;

•	the extent of investments in Scorpion from time to time if finances allow;

•	the level of our marketing, general and administrative expenses, other than those amounts charged to us by Medis El and Medis until July 9, 2009 (which are treated as contribution to our capital); and

•	Medis’ ability to provide to us administrative services assistance beyond its contractual obligations.

In furtherance of Medis’ plan to commercialize the CKChip technology, Medis transferred its CellScan and Cell Carrier related business, including its intellectual property rights relating to the CellScan and its Cell Carrier technology, to us pursuant to an asset purchase agreement dated July 26, 2007 in consideration of our issuance to Medis El of 15,500,000 of our ordinary shares. Medis has also granted us a five year right of first refusal upon all further medical diagnostic opportunities that are sourced by, or presented to Medis. In addition, Medis has agreed to provide to us a cash capital contribution of up to $1,500,000 over an 18 month period on an as needed basis commencing on the January 7, 2008 completion date of our rights offering. Medis has also agreed that, following the completion of such offering, it will provide us with such office and laboratory facilities as we may reasonably require to further the commercialization of the Cell Carrier and to launch and will provide us with administrative and professional services, at cost as a contribution to our capital, for a period of not less than 18 months thereafter. Medis has also committed to provide us with additional financing to carry out our operations through at least January 7, 2009, if our other resources are insufficient for such period of time. However, it is unlikely that Medis will be able to continue to support us. On June 30, 2008, Medis El provided funding to us in the amount $1,500,000, pursuant to a non-interest bearing, unsecured promissory note, with a due date of January 1, 2010 – subject to certain other repayment conditions that are based on our receiving alternative sources of financing for our operations or the sale of our business to or merger with a third party.  At the option of Medis El, any remaining balance to the promissory note may be contributed to our capital. Also on June 30, 2008, we executed a second promissory note with Medis El in the amount of $394,938, representing issuance costs related to our rights offering that MTL and Medis El advanced on the Company’s behalf. Such promissory note is on substantially the same terms as the promissory note described above.

On January 7, 2008, we completed a rights offering to Medis common stockholders pursuant to which subscribers purchased an aggregate of 3,492,788 of our ordinary shares, at the subscription price of $0.30 per share, for aggregate gross proceeds of $1,048,000, less offering of approximately $601,000.  Subscribers also received four year warrants to purchase additional ordinary shares, at an exercise price of $0.60 per share, at the rate of one such warrant for every two ordinary shares purchased in the rights offering. Under the terms of the rights offering, record holders of our outstanding common stock received, at no cost, one nontransferable subscription right for every ten shares of our common stock held by them as of the close of business on the record date, which was November 12, 2007. Upon the completion of the rights offering, we continued to own approximate 82.5% of Cell Kinetics’ outstanding ordinary shares and subscribers owned the balance

During the years ended December 31, 2006, 2007 and 2008, we recorded capital contributions on our balance sheet for funding from Medis El and Medis aggregating approximately $1,716,000, $1,802,000 and $961,000, respectively. For 2007 and 2008, such capital contributions include funds provided to us by Medis, as well as amounts allocated to our operations by Medis El and Medis. In addition, on June 30, 2008, Medis El provided funding to us in the amount of $1,895,000, pursuant to non-interest bearing, unsecured promissory notes.

During the year ended December 31, 2008, net cash used in operating activities was $2,271,000 compared to $1,723,000 for the year ended December 31, 2007. The increase of $548,000 was primarily attributable to increases in net loss of $285,000, as described more fully above, in addition to the decrease of $202,000 attributed to non-cash compensation expenses.

During the year ended December 31, 2008, cash used in investing activities was $25,000, compared to $97,000 during the year ended December 31, 2007. The decrease of $72,000 was primarily attributable to a decrease in investments in property and equipment of $22,000 and an investment of $50,000 in Scorpion in 2007, as described more fully above.

For the year ended December 31, 2008, cash aggregating $3,347,000 was provided by financing activities, compared to $1,805,000 for the year ended December 31, 2007. The cash provided by financing activities for the year ended December 31, 2008 represented funds provided to us by Medis and amounts allocated to our operations by Medis El and Medis aggregating $2,461,000, and net proceeds from the issuance of ordinary shares and warrants of $886,000. The cash provided by financing activities for the year ended December 31, 2007 represented funds provided to us by Medis and amounts allocated to our operations by Medis El and Medis aggregating $1,846,000 partially offset by issuance cost on the rights offering aggregating $41,000.

Our failure to successfully further commercialize or sell our CKChip products may materially adversely affect our ability to raise funds as needed. In any event, it is difficult to make any reliable estimate of the funds required to complete the development of our Cell Carrier technology or market and produce our CKChip products.

Research and Development, Patents and Licenses

We incurred costs of approximately $1,191,000 during the year ended December 31, 2008, compared to costs of approximately $1,182,000 during the year ended December 31, 2007. Costs incurred during the year ended December 31, 2008 include improvements of our current CKChip to fit extended types of microscopes and validation of applications for life science research. In addition, these costs relate to the development of our next generation transparent cell carrier, studying and developing cell carrier coatings, research related to the definition of cell based clinical application, and in particular development of data analysis software to enhance the ability of scientists using the Cell Carrier. Costs incurred during the year ended December 31, 2007 principally related to refining our first version of our CKChip product to enable its use with standard fluorescence microscopes. The increase can also be attributed to our efforts in the development of the next generation Cell Carrier. In addition, we developed and perform initial validation of a dedicated data analysis software package that accompanies the CKChip and support the researchers in using our CKChip. Furthermore, we have validated a series of specific applications to be used with the CKChip in order to enhance its introduction and commercialization. In July 2007, we entered into an agreement with Scorpion Surgical Technologies, Ltd. to acquire up to a 20% aggregate interest in Scorpion for a total investment of $150,000, of which $50,000 was paid in July 2007. We have recorded our investment in Scorpion as in-process research and development expense.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.

Contractual Obligations

The following is a summary of our significant contractual obligations as of December 31, 2008:

Contractual Obligations	Total	2009	2010	2011	2012	2013 and thereafter
Purchase Obligations	182,000	182,000	—	—	—	—
Other Long-Term Liabilities(1)	158,000	16,000	16,000	16,000	16,000	94,000
Total	$340,000	$198,000	$16,000	$16,000	$16,000	$94,000
______________________
(1)
Other Long-Term Liabilities represents our accrued severance pay as of December 31, 2008. Since we do not expect a high level of employee turnover giving rise to the payment of significant amounts of severance obligations, we have included approximately 10% of the total liability in each of the years 2009 through 2012 and the remainder in 2012 and thereafter.

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Executive Officers

The names of our directors and executive officers and their respective ages and positions are as follows:

Name	Age	Position
Shmuel Peretz	69	Chairman of the Board of Directors
Dr. Asaf Ben-Arye	47	President and Chief Executive Officer
Stephen N. Crea	47	Chief Accounting Officer
Mitchell H. Freeman	59	Director
Lauri Hanover	49	Director (External Director)
David Arie	71	Director (External Director)
Daniel A. Luchansky	50	Director
Jaclynn Shweky	42	Director

Shmuel Peretz  Served as president of Israel Aerospace Industries European division, between the years 1997-2002. Prior to that, Mr. Peretz served in several positions at Israel Aerospace Industries, including Vice President (Finance) between the years 1992-1996, deputy Vice President (Finance) between the years 1985-1991, Treasurer between the years 1983-1984 and Financial Representative in the United States between 1979-1982. In addition, Mr. Peretz served as a director in several companies, including Elta Ltd., Magal Ltd. and Belgium Advanced Technology Systems (BATS). He was also a director of Medis from 1997 to 2003 and of Medis El from 1992 to 2003. Mr. Peretz holds a B.A. in Economics and Political Science from the Hebrew University in Jerusalem, and an MBA from the New York Institute of Technology.

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

Stephen N. Crea has served as our Chief Accounting Officer since June 2009 and the Chief Financial Officer of Medis since March 2009. From March 2008 until joining Medis, Mr. Crea was the Chief Financial Officer and Treasurer of Risk Management Solutions, Inc., a third party administrator of workers compensation claims, where he managed all financial, treasury and human resource activities. Prior to that, from October 2006 until March 2008, Mr. Crea was the Chief Financial officer and Treasurer of Cooperative Business International, Inc., an international trading and processing company of commodities, where he managed all financial and treasury activities. Prior to that, from March 2003 until October 2006, Mr. Crea was the Chief Financial Officer and Treasurer of Select Sires, Inc., a developer and marketer of artificial insemination genetics and related products and services to the dairy and beef industries, where he managed all financial, treasury, human resources and information systems activities. From February 1995 until March 2003, he had increasingly senior roles, culminating in the position of Vice President and Treasurer, at Insilco Technologies, Inc. and ThermaSys Corporation. Insilco was then a global manufacturer of electronic interconnect components and ThermaSys was formerly Insilco’s automotive segment spun off from Insilco in August 2000. From December 1984 until February 1995, he was employed at Weyerhaeuser Company, a global forest products company, his most recent position as Plant Superintendent.  Mr. Crea holds a degree in Accounting from The Ohio State University and an MBA from the University of Nebraska - Omaha.

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

Daniel A. Luchansky has been President and chief executive officer of DCL Holdings LLC, a privately held alternative energy start-up focusing on the solar power and renewable energy industries, since 2006. Mr. Luchansky has spent the past twenty-five years as an investment professional involved in all aspects of asset management including credit and equity analysis, as well as trading and portfolio management in a broad range of asset classes. From 1986 to 2006, Mr. Luchansky served in various capacities with Merrill Lynch Investment Managers and its successor, BlackRock, Inc., most recently as a Director in charge of convertible investing for the Americas Fixed Income Division. In this capacity, Mr. Luchansky was responsible for making primary and secondary market investments in both public and private companies issuing convertible securities, with holdings in excess of $650 million. Concurrently, Mr. Luchansky served as the senior analyst covering the Oil and Gas and Alternative Energy sectors, with holdings in excess of $750 million. Previously, Mr. Luchansky was Senior Portfolio Manager for the Merrill Lynch Convertible Fund, ML Convertible Holdings, the Global Convertible Fund, and the offshore Convertible Securities Portfolio. He also served as co-manager of the Merrill Lynch World Income Fund. He was responsible for initiating the first convertible arbitrage program in several public mutual funds within the Merrill Lynch Investment Managers complex in the early 1990’s. Also during this period, Mr. Luchansky was instrumental in representing and protecting stakeholders interests in several highly visible negotiations notably with Emmis Communications, Wyndham International, Energy Corporation of America, Benton Oil & Gas, and Alliant Computer. Mr. Luchansky was instrumental in the financing which founded Allied Waste Industries, a leading pollution control company in 1993. Prior to joining Merrill Lynch, Mr. Luchansky was an Investment Officer, equity analyst and credit analyst for First Fidelity Bank, a predecessor of Wachovia Bank, including acting as co-manager of The Value Fund, a private equity fund affiliated with First Fidelity Bank. Mr. Luchansky received his MBA from Monmouth University and his B.S. from Kean University. Mr. Luchansky is a member of the Board of Director of Medis.

David Arie served as Chief Financial Officer of the Bedek Aviation Group of Israel Aerospace Industries Ltd. from 1989 until 2003, when he retired. Between 1995 and 2003 Mr. Arie has also served as a Director in two subsidiaries of Israel Aerospace Industries, one incorporated in the U.S. and the other incorporated in France. Prior to that time, Mr. Arie served as Chief Financial Officer at Elta Electronic Industries Ltd., from 1978 through 1989 and as Elta’s controller from 1973 through 1978. Mr. Arie previously served as Chief Financial Officer at Moldevski Brothers. Mr. Arie studied Accounting in the Tel Aviv Branch of the Hebrew University of Jerusalem.

Lauri A. Hanover is Vice President and  Chief Financial Officer of Tnuva, Israel’s largest food conglomerate, since May 2009. Prior to that, Ms. Hanover served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm, since January 2008. Such firm acts as our outside Israeli counsel. Prior to that, she served as Senior Vice President and Chief Financial Officer of Lumenis Ltd. from 2004 through 2007 and as the Corporate Vice President and Chief Financial Officer of NICE Systems Ltd. from 2000 to 2004. She previously served as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V., from 1997 to 2000. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller at Scitex Corporation Ltd. and from 1981 to 1984 as a financial analyst at Philip Morris Inc. (Altria). Since November 2003, Ms. Hanover has served as an External Director of Ellomay Capital Ltd., formerly NUR Macroprinters Ltd. until Ellomay Capital consummated the sale of its business to Hewlett-Packard in February 2008. Ms. Hanover holds a Bachelor’s degree in finance from the Wharton School of Business and a Bachelor’s degree from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds a MBA from New York University.

Jaclynn Shweky is a partner at Set To Celebrate, LLC, a business for retail and wholesale party décor since 2005. Between the years 2003–2005, she served as Vice President of Ricochet Public Relations, a media relations firm specializing in technology and biotech. Prior to that, between 2000 and 2003, she served as Development Team – Interim Chief Operating Officer at Global Auction Network, a cross-platform, transactional television network start-up. Between the years 1999-2000, Mrs. Shweky served as President and Chief Operating Officer of The Telemedia Accelerator, an incubator created by Bear Stearns to drive the growth of young companies developing technology and content for digital broadband and broadcasting. From 1997-1999, she was Associate Director of Strategic Product Development for the Sarnoff Corporation (Previously RCA Laboratories), responsible for finding commercial applications for technologies developed under government contract. Prior to 1997, through a consulting firm she founded, she built industry-specific project teams to develop business plans, product development plans and growth strategies for small to mid-sized companies. Mrs. Shweky holds a B.A. in Industrial Design from Central St. Martins College, London, England.

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

Chief Scientific Advisor

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

B.  Executive Officer and Director Compensation

Dr. Asaf Ben-Arye is employed by us as our chief executive officer pursuant to an employment agreement which provides for an annual base salary of $125,000 increasing to $156,000 upon the completion of our financing in excess of $4 million, based on the exchange rate between the USD and the NIS in effect as of December 31, 2007. This salary may be increased at our discretion. Subject to certain ceilings pursuant to Israeli tax ordinances, we will also pay (i) an amount equal to 5% of such salary for insurance and/or a pension fund, (ii) an amount equal to 8-1/3% of such salary towards a fund for severance compensation, (iii) an amount equal to 1% of such salary towards disability insurance, and (iv) an amount equal to 7-1/2% of such salary to maintain a Keren Hishtalmut (Education) Fund. Pursuant to the employment agreement, we also provide Dr. Ben-Arye with an automobile and the payment of related expenses. The employment agreement provides for the grant to Dr. Ben-Arye of options to purchase 2% of the issued shares (i.e., 330,000 shares) at an exercise price of 0.01 NIS per share, with vesting dates between December 31, 2006 and December 31, 2008 and an expiration date not later than seven years after the options have vested. The employment agreement may be terminated by either Dr. Ben-Arye or us at any time by giving the other party 120 days prior written notice of such termination. On June 8, 2009, we announced that Dr. Ben-Arye delivered a letter to our Board of Directors on June 7, 2009, stating that he is resigning from all of his positions with our company. The resignation will become effective four months from the resignation date. Our Board of Directors is evaluating its options regarding our next steps.

We do not at this time pay any cash compensation to our officers, including Stephen N. Crea, and directors who are affiliated with Medis for their services as such. Each of our external directors receive a fee in accordance with applicable Israeli law and regulations promulgated thereunder in the amount of $2,318 for each quarter of service.

In October 2007, we granted options to purchase an aggregate of 145,000 of our ordinary shares to executive officers and our directors. Such options are exercisable at $.30 per share and expire seven years from the date of the grant. Of such options granted, 20,000 granted to an executive officer vest in equal installments on each of the first three anniversaries of the grant date. The remaining 125,000 options granted to our directors vest quarterly in equal installments on December 31, 2007, March 2008, June 2008 and September 2008.

In October 2008, we granted options to purchase an aggregate of 175,000 of our ordinary shares to our directors and external directors. Such options vest at the end of each calendar quarter commencing December 31, 2008 and are exercisable at  $0.51 per share.

In 2008 and 2007, we paid Professor Berke, our chief scientific consultant, an aggregate of $33,000 and $50,000, respectively, for his services.

C.   Board Practices

Board of Directors and Officers

Our board of directors consists of six persons. Dr. Leonard Makowka, a member of our Board of Directors since his appointment in July 30, 2007, resigned his position on June 11, 2008 not due to a disagreement with us on any matter relating to our operations, policies or practices Furthermore, Jacob S. Weiss was our Chairman of the Board until his resignation from that position on December 1, 2008. Our articles of association provide that our directors, apart from external directors, are elected by a majority of the voting power represented at a meeting of our shareholders and voting on the matter. Our articles of association provide that we must have at least two directors.

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

Each of our executive officers serves at the discretion of our Board of Directors and holds office until his or her successor is elected or until his or her earlier resignation or removal. On December 1, 2008, Israel Fisher, our Chief Financial Officer, resigned from that position.  We have not appointed a Chief Financial Officer to replace Mr. Fisher; however, we appointed Stephen N. Crea, Medis’ Chief Financial Officer, as our Chief Accounting Officer. There are no family relationships among any of our directors or executive officers.

External Directors

Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel with shares listed on a stock exchange must appoint at least two external directors. Our external directors are Ms. Lauri A. Hanover and Mr. David Arie. They were each elected to our Board at our 2008 Annual and Extraordinary General Meeting of Shareholders held on October 7, 2008.

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

Board Committees

Our Board of Directors is required under the Companies Law to establish an audit committee. We have not at this time established an option or other remuneration committee.

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

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. The audit committee also oversees the audit efforts of our independent accountants and takes those actions it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, an audit committee is required to identify deficiencies in the management of the company, including by consulting with the internal auditor or the independent accountants, and recommending remedial actions to the board of directors, and would be responsible for reviewing and approving certain related party transactions, as described below. The audit committee may not approve such a related party transaction unless at the time of approval the two external directors were serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

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

D.  Employees

As of December 31, 2008, we had 10 full-time employees, including our chief executive officer, one full time consultant and one part-time consultant (our chief scientific advisor). We also use consultants from time to time on full or part time schedule. See “Major Shareholders and Related Party Transactions—Related Party Transactions” for a description of administrative services provided to us by Medis El.

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

Our employees are not represented by any labor union. Since our inception, we have not experienced labor-related work stoppages and believe that our relations with our employees are good. However, due to our financial situation, we may need to dismiss some or all of our employees in the near future.

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

In January 2008 we granted options to purchase an aggregate of 10,000 of our ordinary shares to a non-employee consultant. The options expire seven years from the date of the grant, vest in equal installments on each of the first three anniversaries of the grant date and are exercisable at $.60 per share.

In August 2008, we granted options to purchase an aggregate of 25,000 of our ordinary shares to an employee. Such options vest over a period of three years, are exercisable at $1.06 per share and expire seven years from the date of the grant. As discussed above, in October 2008 we granted options to purchase an aggregate of 175,000 shares of our ordinary shares to our directors and external directors. Such options vest at the end of each of the four calendar quarter commencing December 31, 2008 and are exercisable at $.51 per share.

Beneficial Interest of Directors and Executive Officers

For a description of the beneficial interests of our directors and executive officers in our ordinary shares, see Item 7. “Major Shareholders and Related Party Transactions” below.

ITEM 7.                       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

Prior to the January 7, 2008 completion of our rights offering, the only shares of our capital stock outstanding were the 16,500,000 ordinary shares held by Medis El. As a result of our rights offering, we issued an aggregate of 3,492,788 of our ordinary shares and warrants to purchase an aggregate of 1,746,300 ordinary shares. As of June 15, 2009, we had outstanding 19,999,961 ordinary shares, of which 3,499,461 shares were held by 98 holders of record in the United States.

The following table sets forth, as of June 15, 2009, the beneficial ownership of our ordinary shares by: (i) each of our executive officers and directors; (ii) all of our executive officers and directors as a group; (iii) each beneficial owner of more than 5% of our ordinary shares; and (iv) our former Chairman of the Board and former Chief Executive Officer.

	Ordinary Shares Beneficially Owned(1)
Name or Group	Number		Percentage
Medis El Ltd.	16,500,000	(2)	82.50%
Jacob Weiss	1,787	(3)	*
Israel Fisher(4)	—		—
Shmuel Peretz	18,750	(5)	*
Dr. Asaf Ben-Arye	330,000	(5)	1.62%
Mitchell H. Freeman	37,500	(5)	*
Jaclyn Shweky	18,750	(5)	*
Daniel A. Luchansky	37,500	(5)	*
David Arie	18,750	(5)	*
Lauri Hanover	18,750	(5)	*
All of our executive officers and directors as a group (nine persons)	480,000	(5)	2.34%
__________
*	Less than one percent (1%).
(1)
“Beneficial Ownership” means the sole or shared power to direct the voting or investment of a security, including securities subject to options, warrants or other common stock equivalents which are exercisable or will be exercisable within 60 days of June 15, 2009.

(2)	Medis El Ltd. is a wholly owned subsidiary of Medis Technologies Ltd.
(3)	Mr. Weiss is our former Chairman of the Board. Includes warrants to acquire 594 ordinary shares.
(4)	Mr. Fisher is our former Chief Financial Officer.
(5)	Represents options to acquire our ordinary shares.

Stephen Crea, who was appointed as our Chief Accounting Officer subsequent to June 15, 2009, does not beneficially own any of our ordinary shares. All of our issued and outstanding ordinary shares are duly authorized, validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have preemptive rights.

B.  Related Parties Transactions

License and Service Agreements —  In July 2007, we entered into a service agreement with Medis El and Medis pursuant to which Medis El and Medis provide administrative services, equipment usage and facilities to us in connection with the carrying-out of our business. Medis El and Medis have agreed to charge us at cost for such services provided, as a contribution to our capital, for a period of 18 months from the January 7, 2008 rights offering completion date.

Investment in Scorpion Surgical Technologies, Ltd. — In July 2007, we entered into an agreement with Scorpion Surgical Technologies, Ltd. (“Scorpion”), whereby we agreed to acquire 20,000 shares which represents a 20% equity interest in Scorpion for $150,000, in three equal installments. The first 6,666 shares were acquired in July 2007, upon our payment of the first $50,000 installment. The acquisition of the remaining 13,334 shares and the final two payments are subject to the performance of milestones that provide for our completion of an equity fund raising of at least $1,500,000 and Scorpion signing an agreement with a medical research center for the performance of clinical trials, as well as the fulfillment of several administrative conditions. These two additional payments have not yet been made as management believes the milestones per the agreement have not yet been achieved. We were also given the right to appoint a director to Scorpion’s board of directors, which directorship is currently vacant. After completion of the second milestone payment, subject to the terms of the agreement and for a period to end not later than March 31, 2009, the director that we appoint will have a veto right with respect to the following matters: issuance of securities, adoption of stock option plans, approval or modification of annual budgets, related party transactions and other material transactions outside the ordinary course of business. Additionally, we have been granted a right of first refusal with respect to Scorpion’s next round of financing, for a period of 24 months from the date of the agreement. Such right of first refusal would allow us to acquire up to 75% of the securities offered based upon the lower of a pre-money valuation set forth in a bona fide offer made to Scorpion by a third party or a valuation of $3,500,000. Our chief executive officer is a director and co-founder of Scorpion.

Funding Arrangements with Medis and Medis El — In July 2007, Medis agreed to provide to us a cash capital contribution of up to $1,500,000 over an 18 month period on an as needed basis commencing on the January 7, 2008 completion date of our rights offering. Medis has also agreed that, following the completion of such offering, it will provide us with such office and laboratory facilities as we may reasonably require to further the commercialization of the Cell Carrier and to launch and operate our proposed medical device incubator and will provide us with administrative and professional services, at cost as a contribution to our capital, for a period of not less than 18 months thereafter. Medis has also committed to provide us with additional financing to carry out our operations through at least January 7, 2009, if our other resources are insufficient for such period of time. On June 30, 2008, Medis El provided funding to us in the amount $1,500,000, pursuant to a non-interest bearing, unsecured promissory note, with a due date of January 1, 2010 – subject to certain other repayment conditions that are based on our receiving alternative sources of financing for our operations or the sale or our business to or merger with a third party.  At the option of Medis El, any remaining balance on the promissory note may be contributed to our capital. Also on June 30, 2008, we entered into a second promissory note with Medis El in the amount of $394,938, representing issuance costs related to our rights offering that Medis and Medis El advanced on our behalf.

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

ITEM 9.                        THE OFFER AND LISTING

On January 7, 2008, we completed our rights offering, pursuant to which holders of Medis common stock were offered the right to purchase our ordinary shares and warrants to purchase our ordinary shares. On February 11, 2008, our ordinary shares commenced trading on the OTC Bulletin Board under the ticker symbol of CKNTF and on March 12, 2008, our warrants commenced trading on the OTC Bulletin Board under the ticker symbol of CKNWF. None of our securities were traded in an organized market prior to February 11, 2008. The following table sets forth, for the referenced periods, the high and low closing market prices for our ordinary shares on the OTC Bulletin Board:

	High	Low
June 2009 (through June 9, 2009)	$0.100	$0.021
May 2009	0.200	0.100
April 2009	0.110	0.100
March 2009	0.110	0.060
February 2009	0.750	0.056
January 2009	1.000	0.210

Year ended December 31, 2008	2.87	0.25
Quarter ended December 31, 2008	1.30	0.25
Quarter ended September 30, 2008	2.87	0.40
Quarter ended June 30, 2008	1.90	0.50
For the period from February 11 through March 31, 2008	1.79	0.40

The following table sets forth, for the referenced period, the high and low closing market prices for our warrants on the OTC Bulletin Board:

	High	Low
June 2009 (through June 9, 2009)	$0.12	$0.12
May 2009	0.12	0.12
April 2009	0.25	0.12
March 2009	0.12	0.12
February 2009	0.20	0.12
January 2009	1.05	0.20

Year ended December 31, 2008	2.45	0.25
Quarter ended December 31, 2008	1.20	0.25
Quarter ended September 30, 2008	2.45	0.30
For the period from June 9 through June 30, 2008	1.30	0.35

ITEM 10.                      ADDITIONAL INFORMATION

A.           Memorandum and Articles of Association

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

The Companies Law requires that at least one external director have financial and accounting expertise and that the other external director meet certain professional qualifications.  Certain regulations promulgated under the Companies Law set out the conditions and criteria for a director qualifying as having a “financial and accounting expertise” or a “professional qualification”.  A director with financial and accounting expertise is a director who, due to his education, experience and skills, possesses capabilities relating to and an understanding of business and accounting matters and financial statements, which enable him to understand in depth the company’s financial statements and to initiate a debate regarding the manner in which the company’s financial information is presented.  A director who meets certain professional qualifications is a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (ii) the director either holds another academic degree or has obtained other high education in the company’s primary field of business or in an area that is relevant to his position, (iii) the director has at least five years of experience serving in one of the following capacities or an aggregate of at least five (5) years of experience in two or more of the following capacities: (a) a senior business management position of a company with a substantial scope of business, (b) a senior position in the primary field of business of the company or (c) a senior public administration position.  A proposed external director must submit to the company a declaration as to his or her compliance with the requirements for his or her election as an external director (including with respect to such person’s financial and according expertise or professional qualification).

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

Initial External Directors should be appointed by a shareholders meeting to be convened no later than three months after the date on which the company became a public company as determined under Israeli law

Under the Israeli Companies Law, the Articles of Association of a company may entitle a director to appoint another person to serve as an alternate director.  Our Articles entitle our directors by written notice to us to make such an appointment and to cancel any such appointment.  Our Articles also provide that any person may act as an alternate director. The Israeli Companies Law now prohibits incumbent directors and persons already acting as alternate directors from acting as alternate directors.

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

Internal Auditor and Certified Public Accountant

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor, nominated by the audit committee.  The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure.  Under the Israeli Companies Law, the internal auditor may not be (a) an office holder (as defined above), (b) a person who holds 5% or more of the company’s outstanding share capital or voting rights, or a person who has the right to appoint one or more directors or the chief executive officer, any director of the company and the company’s chief executive officer, (c) a relative of the persons listed in (a) and (b) above or (d) the company’s independent accountant or its representative.  Although the Company became a public company on February 11, 2008, it has not, to date, appointed an internal auditor, but intends to do so as soon as finances allow.

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

Currently, we are included in our parent company’s insurance policy for our office holders that provides coverage limited to $35,000,000 in aggregate for the policy period ending on October 20, 2009.

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

C.  Material Contracts

Reference is made to “Related Party Transactions” above for a description of certain of our material contracts.

CellScan License — Medis El Ltd acquired the rights to the CellScan in August 1992 by assignment from IAI of a license from Bar Ilan University (the “University”) to IAI. Medis El paid IAI $1,000,000 in consideration of the assignment of the license and for certain tooling and equipment. The license is a perpetual worldwide license to develop, manufacture and sell the CellScan, and to sublicense the right to manufacture and sell the device. The license includes all rights to the University’s CellScan patents, know-how and inventions including any subsequently acquired, and all improvements thereto. Medis El is obligated to pay the University a royalty for a twenty-year period beginning in 1995. For the first ten years, the royalty is at the rate of 6.5% of proceeds of sales (after deducting sales commissions and other customary charges) and 4.5% on any fees received from granting territorial rights. The royalty for the second ten-year period is 3.5% on all revenues whether from sales or fees. In addition to such royalty payments, we are required to grant $100,000 to the University during the first year that our after-tax profits exceed $300,000. On July 26, 2007, Medis El assigned all of its intellectual property rights to the CellScan, including the Cell Carrier, to us and delegated its royalty payment commitments to us. No royalties were required to be paid during the three years ended December 31, 2006, 2007 and 2008.

Other Royalties — In consideration of grants by the State of Israel, Medis El is obligated to pay royalties of 3% of sales of products developed with funds provided by the State of Israel until the dollar linked amount equal to the grant payments received by Medis El is repaid in full. Total grants received with respect to the CellScan technologies, net of royalties paid as of December 31, 2002, aggregate $2,434,000. On July 26, 2007, in connection with its transfer to us of its intellectual property rights to the CellScan, including the Cell Carrier, Medis El delegated its royalty payment commitments to us. No royalties were required to be paid during the three years ended December 31, 2006, 2007 and 2008.

On March 2009, our research and development plan related to its CKChip technology was approved by the Chief Scientist of the Israel Ministry of Industry, Trade & Labor (“OCS”). Total grants approved with respect to CKChip and related accessories aggregate up to $240,000. Under the OCS royalty-bearing programs, we will not be obligated to repay any amounts received from the OCS if we do not generate any income from the results of the funded research program. If income is generated and the research program is successful, we are committed to pay royalties at a rate of 3% to 5% of sales of the products arising from such research program, up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR).

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

General

Generally, Israeli companies are subject to corporate tax at the rate 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. In addition, they are generally subject to capital gains tax at a rate of 25% on capital gains derived after January 1, 2003, other than capital gains from the sale of listed securities, which are generally subject to corporate tax at the current rate of 27% (unless a company was not subject to the Inflationary Adjustments Law (see below) or certain regulations prior to the time of publication of a certain amendment to the Israeli tax laws (as further explained below) in which case the tax rate is 25%).

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

  Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an Industrial Company within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the “Industrial Encouragement Law”). The Industrial Encouragement Law defines an “Industrial Company” as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production.

The following are the principal corporate tax benefits that are available to an Industrial Company:

•	Amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes.

•	Accelerated depreciation rates on equipment and buildings.

•	Under specified conditions, an election to file consolidated tax returns with related Israeli Industrial Companies.

•	Expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure you that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

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

Tax Benefits for Research and Development.  Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, in the year incurred relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli Government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction.

However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects.  Expenditures not so approved are deductible over a three-year period.

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

If a foreign corporation is considered a publicly traded corporation for its entire taxable year, the 50% asset test is based on the average fair market value of its assets. Stock in a PFIC is considered publicly traded if such stock is regularly traded on a national securities exchange that is registered with the SEC or on NASDAQ, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The 50% asset test may instead be based on the adjusted tax bases of the foreign corporation’s assets, rather than fair market value, if the foreign corporation is not a publicly traded corporation for a portion of its taxable year and either the foreign corporation is a “controlled foreign corporation” under the Code or elects to use the adjusted bases of its assets for purposes of this test. Although we qualify as a “controlled foreign corporation,” the 50% asset test should apply to us based on the fair market value of our assets. By reference to another Code Section under the PFIC rules and its accompanying Treasury regulations, we believe that our ordinary shares and warrants, which trade in the over-the-counter market on the OTC Bulletin Board maintained by the NASD, should qualify as publicly traded stock for this purpose because it should be treated as “regularly traded” on one or more “qualified exchanges or other markets.” However, we cannot be certain that our common shares and warrants will be considered regularly traded for purposes of the 50% asset test under the PFIC rules.

We believe that we should not be a PFIC for 2008 and do not expect to become a PFIC in the foreseeable future. However, the tests for determining PFIC status depend upon a number of factors, some of which are beyond our control. It is also difficult to make accurate predictions of future income and assets, which are relevant to this determination. Moreover, we have invested in one early stage Israeli-based medical device company but, to the extent such investment represents less than a 25% stock interest by value, such investment will be treated as a passive asset under the PFIC rules. If we own at least 25% of the value of the stock of the medical device company, we will be deemed to own our proportionate share of the assets and to have received our proportionate share of the income of such company and other 25%-owned subsidiaries for purposes of the PFIC tests described above. While we expect, for purposes of the PFIC rules, that any company in which we own a 25% or greater stock interest by value will be predominantly engaged in the active conduct of a medical device testing business or, alternatively, that the passive income and assets of our direct and indirect 25%-owned subsidiaries will be de minimis in each year of operations relative to our overall income and assets, there can be no assurance that our expectations are in fact correct or will be correct in the future. Accordingly, there can be no assurance that we will not be a PFIC.

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

U.S. Holders who hold “marketable stock” of a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”). A U.S. Holder that makes a mark-to-market election generally will not be subject to the rules of Section 1291 of the Code discussed above. We believe that our ordinary shares, which trade in the over-the-counter market, should qualify as marketable stock because it should be treated as “regularly traded” on one or more “qualified exchanges or other markets.” A U.S. Holder that makes a mark-to-market election generally will take into account as ordinary income for each taxable year in which we are a PFIC an amount equal to the excess of the fair market value of the ordinary shares at the end of a year over such U.S. Holder’s adjusted tax basis in the ordinary shares. Subject to certain limitations, such U.S. Holder would also be allowed a deduction if the fair market value of the ordinary shares at the end of a year was less than such U.S. Holder’s adjusted tax basis in the ordinary shares. Any gain on the sale by such U.S. Holder of our ordinary shares would also be treated as ordinary income. Each U.S. Holder should consult its own tax adviser regarding the availability of, and procedure for making, a mark-to-market election.

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

ITEM 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

On January 7, 2008, we completed a rights offering to Medis common stockholders pursuant to a Registration Statement on Form F-1 (File No.:  333-144993), as amended, that was declared effective by the Securities and Exchange Commission on November 5, 2007. Pursuant to the terms of the rights offering, subscribers purchased, subsequent to the end of our most recent fiscal year, an aggregate of 3,492,788 of our ordinary shares, at the subscription price of $0.30 per share for gross proceeds of approximately $1,048,000, less direct issuance costs of approximately $601,000. None of the ordinary shares offered in the rights offering were purchased during our 2007 fiscal year. We have been using the net proceeds primarily to fund our ongoing efforts to commercialize our CKChip applications and for general corporate purposes.

ITEM 15.                      CONTROLS AND PROCEDURES

Not applicable.

ITEM 15T.                   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to reasonably assure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting

Our management, including our chief executive officer and our principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation, and may not prevent or detect all misstatements. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Our management, including our chief executive officer and our principal financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management including our chief executive officer and our principal financial officer has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2008 based on these criteria.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.                     [RESERVED]

ITEM 16A.                   AUDIT COMMITTEE FINANCIAL EXPERT

 We have determined that David Arie and Laurie A. Hanover meet the requirements of an audit committee financial expert as defined under the U.S. securities laws. Our Board of Directors has determined that the members of our audit committee are independent, as such term is used in the Nasdaq Marketplace Rules.

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

ITEM 16C.                   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For 2008 and 2007, our independent accountant was Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. These accountants charged fees for services related to the years ended December 31, 2008 and 2007, as follows:

	2007	2008
Audit fees	$30,000	$31,000
Audit-related fees	20,000	—
Tax fees	11,000	$5,000
All other fees	—	—
Total	$61,000	$36,000

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

Our audit committee has adopted a policy that requires advance approval of all audit services, audit-related services, tax services, and other services performed by its and its subsidiaries’ independent auditor.

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
4.5
Supplementary Funding Agreement, dated as of July 26, 2007, between the Registrant and Scorpion Surgical Technologies Ltd. (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form F-1 (Registration No.: 333-144993) filed on October 23, 2007)

4.6
Asset Purchase Agreement, dated as of July 26, 2007, between the Registrant and Medis El Ltd. (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form F-1 (Registration No.: 333-144993) filed on July 31, 2007)

4.7
Form of Warrant Agency Agreement between the Registrant and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form F-1 (Registration No.: 333-144993) filed on July 31, 2007)

4.8
Convertible Promissory Note #1 between Medis-El Ltd. and Cell Kinetics Ltd. (incorporated by reference to Exhibit 4.8 of the Company’s Annual Report on Form 20-F (File No.: 333-144993) filed on June 30, 2008)

4.9
Convertible Promissory Note #2 between Medis-El Ltd. and Cell Kinetics Ltd. (incorporated by reference to Exhibit 4.9 of the Company’s Annual Report on Form 20-F (File No.: 333-144993) filed on June 30, 2008)

4.10
Letter Agreement dated June 1, 1993 between Medis El Ltd. and The Industrial Research and Development Institute of the Chief Scientist’s Office of the State of Israel (incorporated by reference to exhibit 10.9 of the Registration Statement on Form S-1, as amended (File No. 333-73276), of Medis Technologies Ltd., filed on January 4, 2002)

4.11
Agreement dated October 17, 1991 between Bar-Ilan University and Israel Aircraft Industries Ltd. (incorporated by reference to exhibit 10.10 of the Registration Statement on Form S-1, as amended (File No. 333-73276), of Medis Technologies Ltd., filed on January 4, 2002)

4.12
Amendment of License dated August 8, 1992 between Bar-Ilan University and Israel Aircraft Industries Ltd. and Medis El  (incorporated by reference to exhibit 10.11 of the Registration Statement on Form S-1, as amended (File No. 333-73276), of Medis Technologies Ltd., filed on January 4, 2002)

4.13
Assignment of License Agreement between Israel Aircraft Industries between Israel Aircraft Industries Ltd. and Bar-Ilan University dated August 13, 1992 between Israel Aircraft Industries Ltd. and Medis Israel Ltd. (incorporated by reference to exhibit 10.11 of the Registration Statement on Form S-1, as amended (File No. 333-73276), of Medis Technologies Ltd., filed on February 11, 2002)

4.14
Letter Agreement dated July 18, 1996 between Medis El Ltd. and Bar-Ilan University  (incorporated by reference to exhibit 10.13 of the Registration Statement on Form S-1, as amended (File No. 333-73276), of Medis Technologies Ltd., filed on February 11, 2002)

4.15	Distribution Agreement, dated as of May 19, 2009, by and between Cell Kinetics Ltd. and EuroClone SpA
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cell Kinetics Ltd.

Date: June 30, 2009	By:	/s/ Asaf Ben-Arye
Name: Asaf Ben-Arye
Title: President and Chief Executive Officer

INDEX

Page

Cell Kinetics Ltd. Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Financial Statements

Balance Sheets as of December 31, 2007 and 2008	F-3

Statements of Operations for the years ended December 31, 2006, 2007 and 2008	F-4

Statements of Stockholders’ Equity for the years ended December 31, 2006, 2007 and 2008	F-5

Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008	F-6

Notes to Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of

Cell Kinetics Ltd.

We have audited the accompanying balance sheets of Cell Kinetics Ltd. (the “Company”) as of December 31, 2008 and 2007, the related carve-out statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2006 and 2007 and the related statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the financial statements, the Company incurred net loss of $2,381,000, $2,096,000 and $1,810,000 for the years ended December 31, 2008, 2007 and 2006, respectively. As more fully described in Note A, the Company needs to raise capital, find alternative means of financial support, or both to fund its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. (Management’s plans in regard to these matters also are described in Note A). The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Tel Aviv, Israel	KOST FORER GABBAY & KASIERER
June 30, 2009	A MEMBER OF ERNST & YOUNG GLOBAL

Cell Kinetics Ltd.

Balance Sheets
(in U.S. dollars)

	December 31,
	2007*	2008
ASSETS
Current assets
Cash and cash equivalents	$4,000	$1,055,000
Other accounts receivable and prepaid expenses	7,000	6,000
Total current assets	11,000	1,061,000
Issuance costs on rights offering (Note D)	512,000	—
Property and equipment, net	55,000	56,000
Goodwill	2,212,000	2,212,000
Severance pay fund	139,000	158,000

Total assets	$2,929,000	$3,487,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$116,000	$52,000
Accrued expenses and other current liabilities (Note C)	141,000	216,000
Total current liabilities	257,000	268,000
Other long-term liabilities (Note D)	471,000	—
Accrued severance pay	157,000	197,000

Promissory notes from parent Company	—	1,895,000

Total liabilities	885,000	2,360,000
Commitments and contingent liabilities (Note F)
Stockholders’ equity (Note E)
Ordinary shares, .01 NIS par value; 30,000,000 and 50,000,000 shares authorized at December 31, 2007 and 2008 respectively; 16,722,973 and 19,999,961 shares issued and outstanding, at December 31, 2007 and 2008, respectively	39,000	48,000
Additional paid-in capital	62,556,000	64,011,000
Accumulated deficit	(60,551,000)	(62,932,000)
Total stockholders’ equity	2,044,000	1,127,000
Total liabilities and stockholders’ equity	$2,929,000	$3,487,000

*
For the periods prior to July 26, 2007, the financial statements of Cell Kinetics Ltd., including the results of operations and cash flow, have been prepared on a carve-out basis from Medis Technologies Ltd. and Medis El Ltd. as described in Note A-2.

The accompanying notes are an integral part of these financial statements.

Cell Kinetics Ltd.

Statements of Operations
(in U.S. dollars)

	Year Ended December 31,
	2006*	2007*	2008

Revenues (Note B-11)	$—	$—	$21,000
Cost of Revenues	—	—	14,000
Gross profit	—	—	7,000

Operating expenses:
Research and development costs	$1,079,000	$1,182,000	$1,191,000
Marketing, general and administrative expenses	698,000	901,000	1,219,000
Total operating expenses	1,777,000	2,083,000	2,410,000

Loss from operations	1,777,000	2,083,000	2,403,000

Interest expense (income)
Interest income	—	—	(24,000)
Interest expense	33,000	13,000	2,000
	33,000	13,000	(22,000)
Net Loss	1,810,000	2,096,000	2,381,000
Basic and diluted net loss per share	$(.11)	$(.13)	$(0.12)

Weighted-average number of ordinary shares used in computing basic and diluted net loss per share	16,722,973	16,722,973	20,170,258

*
For the periods prior to July 26, 2007, the financial statements of Cell Kinetics Ltd., including the results of operations and cash flow, have been prepared on a carve-out basis from Medis Technologies Ltd. and Medis El Ltd. as described in Note A-2.

The accompanying notes are an integral part of these financial statements.

Cell Kinetics Ltd.

Statements of Stockholders’ Equity
(in U.S. dollars)

	Ordinary Shares
	Shares	Amount	Receipts on Account of Shares	Receivables in Respect of Shares Issued	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
Balance at December 31, 2005 (Note A-2)*	16,722,973	2,000	37,000	(2,000)	58,602,000	(56,645,000)	1,994,000

Proceeds in respect of shares issued	—	—		2,000	—	—	2,000
Net loss	—	—	—	—	—	(1,810,000)	(1,810,000)
Funds from parent company	—	—	—	—	1,716,000	—	1,716,000
Stock-based payments to employees	—	—	—	—	181,000	—	181,000

Balance at December 31, 2006 *	16,722,973	2,000	37,000	—	60,499,000	(58,455,000)	2,083,000

Net loss	—	—	—	—	—	(2,096,000)	(2,096,000)
Funds from parent company	—	—	—	—	1,802,000	—	1,802,000
Issuance of shares	—	37,000	(37,000)	—	—	—	—
Stock-based payments to employees	—	—	—	—	255,000	—	255,000

Balance at December 31, 2007 *	16,722,973	39,000	—	—	62,556,000	(60,551,000)	2,044,000

Net loss	—	—	—	—	—	(2,381,000)	(2,381,000)
Funds from parent company	—	—	—	—	961,000	—	961,000
Issuance of ordinary shares and warrants, net of issuance costs	3,269,815	9,000	—	—	438,000	—	447,000
Exercise of warrants	7,173	(**)	—	—	3,000	—	3,000
Stock-based payments to employees and non-employees	—	—	—	—	53,000	—	53,000

Balance at December 31, 2008	19,999,961	$48,000	$—	$—	$64,011,000	$(62,932,000)	$1,127,000

(*)
For the periods prior to July 26, 2007, the financial statements of Cell Kinetics Ltd., including the results of operations and cash flow, have been prepared on a carve-out basis from Medis Technologies Ltd. and Medis El Ltd. as described in Note A-2.

(**)  Less than one thousands.
The accompanying notes are an integral part of these financial statements.

Cell Kinetics Ltd.

Statements of Cash Flows
(in U.S. dollars)

	Year Ended December 31,
	2006*	2007*	2008
Cash flows from operating activities
Net loss	$(1,810,000)	$(2,096,000)	$(2,381,000)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization of property and equipment	64,000	44,000	24,000
Non-cash stock based compensation expense	181,000	255,000	53,000
Amortization of in-process research and development	—	50,000	—
Changes in operating assets and liabilities
Other accounts receivable and prepaid expenses	(29,000)	42,000	1,000
Accounts payable	41,000	63,000	(64,000)
Accrued expenses and other current liabilities	(104,000)	(76,000)	75,000
Other long-term liabilities, net	(24,000)	(11,000)	-
Accrued severance pay, net	(2,000)	6,000	21,000

Net cash used in operating activities	(1,683,000)	(1,723,000)	(2,271,000)
Cash flows from investing activities
Investment in early-stage company	—	(50,000)	—
Capital expenditures	(16,000)	(47,000)	(25,000)
Net cash used in investing activities	(16,000)	(97,000)	(25,000)
Cash flows from financing activities
Proceeds from the issuance of ordinary shares and warrants, net of issuance costs	2,000	—	807,000
Rights offering costs paid by parent company	—	316,000	79,000
Issuance cost on rights offering	—	(357,000)	—
Promissory note from parent Company	—	—	1,500,000
Funds from the parent company	1,716,000	1,846,000	961,000
Net cash provided by financing activities	1,718,000	1,805,000	3,347,000
Net increase (decrease) in cash and cash equivalents	19,000	(15,000)	1,051,000
Cash and cash equivalents at beginning of the period	—	19,000	4,000

Cash and cash equivalents at end of the period	$19,000	$4,000	$1,055,000

	Year Ended December 31,
	2006*	2007*	2008
Supplemental disclosures of cash flow information:
Offering costs included in issuance costs on rights offering	$—	$155,000	$—
Carve out net balances at July 26, 2007*	$—	$44,000	$—

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

Cell Kinetics Ltd. (“CKL” or the “Company”), an Israeli corporation, which as of December 31, 2007 was a wholly-owned subsidiary of Medis Technologies Ltd. (NASDAQ global market: MDTL)(“MTL”) and in January 2008 became a majority owned subsidiary as a result of its rights offering described below. CKL was formed in May 2002 and commenced operations in May 2006 to further refine and commercialize MTL’s CellScan and related technology, as a successor to Medis El Ltd. (“Medis El”), which is a wholly owned subsidiary of MTL.  CKL is seeking to exploit commercially an improved cell carrier under the Company’s CK ChipTM product line (the cell carrier was considered to be the nucleus of the Company’s CellScan system). This unique cell carrier can accommodate large quantities of living cells, each in individual wells, for measuring their reactions while in a static state. On November 5, 2007, CKL initiated a rights offering to MTL’s shareholders, offering them the opportunity to acquire in the aggregate an approximately 17.5% direct equity interest in CKL. Upon completion of the rights offering on January 7, 2008, CKL sold 3,492,788 of its ordinary shares at a price of $0.30 per share for total gross proceeds of approximately $1,048,000, less issuance costs aggregating approximately $601,000. Subscribers also received four year warrants (at the rate of one warrant for every two ordinary shares purchased) to purchase additional CKL ordinary shares at an exercise price of $0.60 per share. After the rights offering, MTL continued to own approximately 82.5% of CKL. The ordinary shares and four year warrants of CKL trade on the OTC Bulletin Board under the symbols CKNTF and CKNWF, respectively.

Since the inception of Medis El in July 1992, the Company, as successor to Medis El, has recorded revenues aggregating approximately $1,500,000 from the sale of its products, has incurred operating losses and has used cash in its operations. Accordingly, the Company has relied on financing from Medis El and MTL and, in 2008, proceeds from its rights offering to fund its research and development activities and other operating expenses.

In furtherance of MTL’s plan to commercialize the Cell Carrier technology, Medis El assigned all of its intellectual property rights to the CellScan, including the Cell Carrier, to CKL on July 26, 2007. MTL also has agreed to provide to CKL, over an 18 month period starting with the completion of the rights offering, an unrestricted capital contribution of up to $1,500,000 on an as needed basis. Furthermore, in the event that such $1,500,000 capital contribution along with other available funds would be insufficient for CKL to carry-out its operations for at least one year from the completion of the rights offering, MTL has agreed to provide CKL with additional financing from time to time to ensure that CKL will have sufficient funds to carry out its operations for at least one year from the completion of rights offering. Additionally, MTL and Medis El have agreed to provide office and laboratory facilities and administrative services to CKL at cost as a contribution to capital, for a period of at least 18 months from the completion of the rights offering.  On June 30, 2008, Medis El provided funding to the Company in the amount $1,500,000, pursuant to a non-interest bearing, unsecured promissory note, with a due date of January 1, 2010 – subject to certain other repayment conditions that are based on the Company receiving alternative sources of financing for its operations or the sale of its business to or merger with a third party.  At the option of Medis El, any remaining balance on the promissory note may be contributed to the capital of the Company. Also on June 30, 2008, the Company entered into a second promissory note with Medis El in the amount of $394,938, representing issuance costs related to the rights offering that MTL and Medis El advanced on the Company’s behalf. Such promissory note is on substantially the same terms as the promissory note described above.

See Note E for a discussion of CKL’s rights offering. See note F for a discussion of the service agreement for the period after the transfer of the CellScan and related intellectual property rights, the asset purchase agreement, and the license and service agreement for the period prior to such transfer.

All of CKL’s operating and long lived assets are located in Israel.

Since its inception, the Company has sustained operating losses and has used cash in its operations. During the year ended December 31, 2008, the Company used cash in operating activities of $2,271,000, incurred a net loss of $2,381,000, and had a total stockholders’ equity of $1,127,000 at December 31, 2008. These losses have significantly weakened the Company’s financial position and available cash resources. In addition to the above, the financial position of MTL and Medis El was also weakened, and the Company expects that it can no longer rely on obtaining additional financing from MTL and Medis El.

The Company requires additional financing in order to continue to fund its current operations, which continue to show losses, and pay existing and future liabilities and other obligations. The Company is currently seeking additional funding from strategic partner or financial investors in order to enable execution of its business plan and future

NOTE A — GENERAL MATTERS (Continued)

operations. The satisfactory completion of these fund raising efforts is essential to provide sufficient cash flow to meet current operating requirements. The Company’s limited available cash resources coupled with cash expected to become available in the third quarter of 2009 under its approved Chief Scientist of the Israel Ministry of Industry, Trade & Labor (“OCS”) research and development plan, would be sufficient to continue operations only through October 2009. Furthermore, the Company cannot give any assurance that it will in the future be able to achieve a level of profitability from the sale of its products to sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on recoverability and reclassification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

2.	Basis of presentation

As described in Note A-1, Medis El assigned all of its intellectual property rights to the CellScan, including the Cell Carrier, to CKL on July 26, 2007. The financial statements for the years ended December 31, 2006 and 2007 presents the historic financial position, results of operations and cash flows on a carve-out basis from Medis El and MTL as if CKL had operated as a stand alone entity subject to Medis El’s and  MTL’s control prior to July 26, 2007. The method and basis of allocations used in preparing the carve-out financial statements for such periods are described below. Management believes the assumptions made and methodology used in preparing the carve-out financial statements for such periods are reasonable and that all of CKL’s costs of doing business, comprised of those costs that are clearly applicable to CKL as well those that are reasonably allocable due to expenses incurred by Medis El and MTL on CKL’s behalf, have been reflected in these carve-out financial statements and, as such, management does not believe that CKL’s costs of doing business would have been materially different had it operated as a privately held company on a stand alone basis.

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

Individual balance sheets accounts have been allocated in a manner that is consistent with their corresponding statement of operation accounts, with the exception of the following items:

Goodwill — Goodwill has been allocated to CKL based on MTL’s allocation of goodwill to its reporting units that was performed in connection with its January 1, 2002 implementation of Statement of Financial Accounting standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets.” (“SFAS 142”). See Note B-7 for a discussion of the push down of goodwill to CKL.

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

 NOTE B — SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

3.      Fair Value of Financial Instruments

The carrying value of all financial instruments potentially subject to valuation risk (principally consisting of cash and cash equivalents, other accounts receivable and prepaid expenses, accounts payable and accrued expenses and other current liabilities) approximates their fair value due to the short term maturities of such instruments.

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

7.     Goodwill

The Company applies Staff Accounting Bulletin No. 54, which generally requires that the push down basis of accounting be applied in the separate financial statements of a subsidiary that is substantially wholly-owned by the parent company. Accordingly, goodwill has been recorded in the Company’s financial statements to reflect the allocated portion of the difference between the purchase price and the value of net assets acquired by MTL in connection with MTL’s acquisitions of minority interests. In accordance with SFAS 142, goodwill is not amortized, but rather is subject to a test for impairment at lease annually. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of a reporting unit with its carrying amount, including Goodwill. During the years ended December 31, 2006, 2007 and 2008, no impairment losses were identified.

 NOTE B — SIGNIFICANT ACCOUNTING POLICIES (Continued)

For the year ended December 31, 2008, the Company engaged an independent valuation firm to perform its annual goodwill impairment test. The goodwill impairment test used the two-step process set forth in SFAS No. 142. The first step of the process consisted of estimating the fair value of the reporting unit and comparing that estimated fair value with the carrying value, which include the assigned goodwill. The fair value is determined using the income approach by applying discounted cash flow (“DCF”) model. The DCF model required the Company’s management to use significant assumptions and estimates, including but not limited to projected future revenues and cash flows, growth rates and market share, future gross margins, operating results including production cost, SG&A cost and research and development cost assumptions, future working capital needs, future capital expenditures, as well as appropriate discount rates. Since the estimated fair value of the Company was more than its carrying value, the second step was not performed, and  no goodwill impairment was recorded.

8.     Long-Lived Assets

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. During 2006, 2007 and 2008, no impairment losses have been identified.

9.     Stock-based Compensation

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) requires companies to estimate the fair value of equity-based awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s statements of operations.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company applies SFAS No. 123 “Accounting for stock-based compensation” and EITF No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”), with respect to options and warrants issued to non-employees. SFAS No. 123 and EITF 96-18 require the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

10.     Revenue Recognition

The Company sells its CKChip product mainly through direct sales, distributors and resellers channels.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” (“SAB 104”) when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no further obligation exists, and collectability is reasonably assured.

11.     Research and Development Costs

Research and development costs, which are charged to operations as incurred, consist primarily of labor, materials, subcontractors and consultants, and occupancy costs, as well as depreciation and amortization of property and equipment.

 12.     Net Loss Per Share

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

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (Continued)

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since they would have an anti-dilutive effect, were 330,000, 2,253,050 and 210,000 for 2006, 2007 and 2008, respectively.

Weighted-average number of shares used in computing basic and diluted net loss per share have been retroactively adjusted for all periods presented in the statements of operations to give effect to shares that were issued to stockholders as a bonus element in the rights offering (see note E).

13.     Severance Pay

The liability of the Company in Israel for severance pay, which comprises the Company’s entire severance pay obligation, is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The liability for all of its employees in Israel is fully provided by an accrual and by monthly deposits with insurance companies and other financial institutions. The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of these deposited funds is recorded as an asset in the Company’s carve-out balance sheet as of December 31, 2007 and in the balance sheet as of December 31, 2008. Severance expenses for the years ended December 31, 2006, 2007 and 2008 amounted to approximately $40,000, $54,000 and $78,000, respectively.

14.     Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

The adoption of FIN 48 on January 1, 2007 did not result in a change in the Company’s accumulated deficit.

15.     Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company’s cash and cash equivalents are invested in banks. Management believes that the Company’s cash and cash equivalents are held by banking institutions with high credit standing and, accordingly, minimal credit risk exists with respect to its investments.

16.  Fair Value Measurement.

         Effective January 1, 2008, the Company implemented the requirements of SFAS No. 157, “Fair Value Measurements”(“SFAS No. 157”), for its financial assets and liabilities. SFAS No. 157 refines the definition of fair value, expands disclosure requirements about fair value measurements and establishes specific requirements as well as guidelines for a consistent framework to measure fair value. SFAS No. 157 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. Further, SFAS No. 157 requires the Company to maximize the use of observable market inputs, minimize the use of unobservable market inputs and disclose in the form of an outlined hierarchy the details of such fair value measurements.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (Continued)

        SFAS No. 157 specifies a hierarchy of valuation techniques based on whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. This hierarchy requires the use of observable market data when available. These two types of inputs have created the following fair value hierarchy:

Level 1 – quoted prices for identical instruments in active markets;

Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

17.     Recently Issued Accounting Pronouncements in the United States

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any no controlling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in business combinations or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R will be applied prospectively to business combinations that have an acquisition date on or after January 1, 2009.  The impact of SFAS 141R on the Company’s results of operations and financial condition will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated financial statement.

In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13”, and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157”. Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. As described above in Note B-16, the Company adopted SFAS No. 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2.

In December 2007, the FASB ratified EITF Issue No. 07-1 “Accounting for Collaborative Arrangements” (“EITF 07-1”), which provides guidance regarding financial statement presentation and disclosure of collaborative arrangements to jointly develop, manufacture, distribute and market a product whereby the collaborators will share, based on contractually defined calculations, the profits or losses from the associated activities. The consensus requires collaborators in such an arrangement to present the result of activities for which they act as the principal on a gross basis and report any payments received from, or made to other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational and consistently applied accounting policy election. EITF 07-1 is effective for fiscal years beginning after December 31, 2008, which will be the Company’s fiscal year 2009, and will be applied as a change in accounting principle retrospectively for all collaborative agreements existing as of the effective date. The Company does not expect the adoption of EITF 07-1 to have a material impact on its financial position, results of operations or cash flows.

NOTE C — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2007	2008

Employees and related liabilities	$109,000	$121,000
Subcontractors and consultants	11,000	75,000
Others	21,000	20,000
	$141,000	$216,000

NOTE D — OTHER LONG-TERM IABILITIES

At December 31, 2007, other long-term liabilities represented costs incurred in the amount of approximately $471,000 in connection with the Company’s rights offering, which was completed in January 2008. Of such amount, costs aggregating approximately $316,000 represent amounts that were paid by MTL and Medis El on behalf of the Company before December 31, 2007. In June 2008 such amount was included in a $394,938 promissory note with Medis El. See Note F for more details on such promissory note.

NOTE E — STOCKHOLDERS’ EQUITY

Share Capital

In July 2007, the Company increased its authorized ordinary shares to 30,000,000 shares and issued 15,500,000 ordinary shares at their par value of .01 NIS per share to Medis El in connection with the transfer of Medis El’s CellScan and Cell Carrier related operations, including its intellectual property rights, to the Company, pursuant to the terms of an asset purchase agreement (See note F for a discussion of the asset purchase agreement). Since Medis El owned 100% of the outstanding shares of the Company both before and after the issuance of the 15,500,000 shares at their par value described above and since the financial statements for the year ended December 31, 2007 reflect Medis El’s CellScan and Cell Carrier operations from the inception of Medis El in July 1992, in accordance with Accounting Research Bulletin No. 43 “Restatement and Revision of Accounting Research Bulletins” Chapter 7: Capital Accounts (“ARB 43”), the issuance of such shares has been accounted for as a stock split-up effected in the form of a dividend. In accordance with SEC Staff Accounting Topic 4.C and SFAS No. 128 outstanding shares, basic and diluted net loss per share, weighted-average number of common shares used in computing basic and diluted net loss per share, included in these financial statements have been retroactively adjusted for all periods presented to reflect this issuance of 15,500,000 shares of ordinary shares pursuant to the stock split-up effected in the form of a dividend.

On January 7, 2008,  the Company completed an over subscribed rights offering to the shareholders of MTL, under which the Company issued 3,492,788 shares and 1,746,300 four year warrants to purchase the Company’s ordinary shares at an exercise price of $0.60 per share for total gross proceeds of approximately $1,048,000 and less issuance costs aggregating approximately $601,000. Upon consummation of the offering, MTL continued to own, indirectly through its lower tier subsidiaries approximately 82.5% of CKL and the participating MTL shareholders owned the balance.

During 2008, warrants holders exercised 7,173 warrants to purchase ordinary shares for gross proceeds of $3,000. In October 2008, the Company increased its authorized ordinary shares to 50,000,000 shares.

Cell Kinetics Stock Options

In July 2007 the Company’s board of directors approved an equity incentive plan for employees, directors, consultants and advisors of the Company. The plan has an initial pool of 1,400,000 options and/or restricted shares, and/or restricted share units and is intended to qualify for capital gains tax treatment under Section 102 of the Israeli Income Tax Ordinance. The plan provides for the award of both incentive and nonqualified stock options under the U.S. Internal Revenue Code.  Options granted under the plan have expiration date of seven years and are generally vested between a year and three years.

NOTE E — STOCKHOLDERS’ EQUITY (Continued)

The following table presents the Company’s stock option activity for employees, officers, directors and non-employee consultant of the Company for the year ended December 31, 2008:

	Number of Options	Weighted Average Exercise Price	Aggregate intrinsic value
Outstanding at December 31, 2007	836,750	$0.18	$684,725
Granted	210,000	0.58	89,750
Exercised	—	—	—
Forfeited or expired	—	—	—
Outstanding at December 31, 2008	1,046,750	$0.26	$774,475
Options exercisable at December 31, 2008	626,000	$0.16	$528,013
Vested and expected to vest at December 31, 2008	1,046,750	$0.26	$774,475

The fair value for options granted in 2006, 2007 and 2008 is estimated at the date of grant using a Black-Scholes-Merton options pricing model with the following weighted average assumptions:

	Year ended December 31,
Employee Stock option	2006	2007	2008
Expected volatility	68.93%-85.76%	41.00%-61.00%	35.00%-36.00%
Risk-free interest rate	4.75%	4.05%-4.92%	2%-3%
Dividend yield	0%	0%	0%
Expected term (years)	6.53-8.24	2.28-5	3.63-5

The computation of expected volatility is based on realized historical stock price volatility of certain public companies that the Company considered to be comparable. The fair value assigned to the Common stock in order to calculate the compensation resulting from employee options, was determined primarily by management prior to the rights offering and subsequently was the market value of the underlying shares at the date of grant. In determining fair value by management, it considered a number of factors, including valuations and appraisals. As no sufficient history of exercises exists, the Company used the “simplified” method to establish the expected term of awards as allowed under SAB 107. The interest rate for periods within the expected term of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table summarizes information about options to employees, officers, directors and a non-employee consultant outstanding at December 31, 2008 under Cell Kinetics plans:

Options Outstanding				Options Exercisable
Exercise Price		Outstanding at December 31, 2008	Weighted Average Remaining Contractual Life Years	No of options	Weighted Average Remaining Contractual Life Years	Exercise Prices
$	*—	330,000	5.79	330,000	5.79	$	*—
	$0.30	506,750	5.75	252,250	5.75		$0.30
	$0.51	175,000	6.76	43,750	6.76		$0.51
	$0.60	10,000	6.07	—	—		—
	$1.06	25,000	6.65	—	—		—
		1,046,750		626,000
__________
*Represents a price less than one cent.

The weighted average fair value at grant date of options granted for the years ended December 31, 2006, 2007 and 2008 with an exercise price equal to the market value at the date of the grant were $0.3, $0.11 and $0.2 respectively.

NOTE E — STOCKHOLDERS’ EQUITY (Continued)

As of December 2008, there were unrecognized compensation costs of approximately $45,000, related to stock options that are expected to be recognized in future periods.

Pursuant to its employment agreement with its chief executive officer (“CEO”), the Company granted to its CEO options to purchase 2% of the issued shares of the Company on May 1, 2006, the date of the employment agreement. Such options are exercisable at their par value of .01 New Israeli Shekels and vest according to the following  schedule: 30% on December 31, 2006 and 8.75% on the last day of each quarter beginning on March 31, 2007 and ending on December 31, 2008. The Company has accounted for these stock options in accordance with SFAS 123R. Using the Black-Scholes option pricing model, the Company has estimated the aggregate fair value of such options granted to be approximately $98,000.

In October 2007, the Company granted 120,000 options to a non-employee consultant. Such options are exercisable at $.30 per share and expire seven years from the date of the grant. The options vest in equal installments on each of the first three anniversaries of the grant date. Using the Black-Scholes option pricing model with the assumptions set forth above, the Company has estimated the aggregate fair value of such options granted to be approximately $14,000.

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

During the year ended December 31, 2008, the Company recorded compensation costs related to options issued of approximately $53,000, of which $30,000 and $23,000 were recorded as G&A expense and research and development costs, respectively.

NOTE F — COMMITMENTS AND CONTINGENT LIABILITIES AND STRATEGIC AGREEMENTS

License and Service Agreements — As of May 1, 2006, the Company entered into a license and service agreement with Medis El and MTL, pursuant to which they provide personnel, administrative services, equipments usage and facilities to the Company and pursuant to which Medis El has granted a license to the Company to use certain of its CellScan and Cell Carrier related intellectual property and certain other assets in connection with the carrying-out of the Company’s business. Under the Agreement, Medis El and MTL charge the Company at cost, as an additional contribution to the share capital issued to Medis. In July 2007, the Company entered into a service agreement with Medis El and MTL pursuant to which Medis El and MTL provide administrative services, equipment usage and facilities to the Company in connection with the carrying-out of the Company’s business. Medis El and MTL have agreed to charge the Company at cost for such services provided, as a contribution to the Company’s capital, for a period of 18 months from the January 7, 2008 rights offering completion date (See Note E for a discussion of the contemplated rights offering).

Asset Purchase Agreement — As of July 2007, the Company entered into an Asset Purchase Agreement with Medis El whereby Medis El’s transferred its CellScan and Cell Carrier related business, including intellectual property rights, and other related assets and liabilities to the Company, in consideration of 15,500,000 of the Company’s ordinary shares. The financial statements for the year ended December 31, 2007 reflect the carve-out of the operations of CKL as if it had been a separate legal entity from the inception of Medis El in July 1992, Medis El’s CellScan and Cell Carrier related intellectual property and other assets, liabilities and related charges to operations are already reflected herein.

NOTE F — COMMITMENTS AND CONTINGENT LIABILITIES AND STRATEGIC AGREEMENTS (Continued)

CellScan License — Medis El Ltd acquired the rights to the CellScan in August 1992 by assignment from IAI of a license from Bar Ilan University (the “University”) to IAI. Medis El paid IAI $1,000,000 in consideration of the assignment of the license and for certain tooling and equipment. The license is a perpetual worldwide license to develop, manufacture and sell the CellScan, and to sublicense the right to manufacture and sell the device. The license includes all rights to the University’s CellScan patents, know-how and inventions including any subsequently acquired, and all improvements thereto. Medis El is obligated to pay the University a royalty for a twenty-year period beginning in 1995. For the first ten years, the royalty is at the rate of 6.5% of proceeds of sales (after deducting sales commissions and other customary charges) and 4.5% on any fees received from granting territorial rights. The royalty for the second ten-year period is 3.5% on all revenues whether from sales or fees. In addition to such royalty payments, the Company is required to grant $100,000 to the University during the first year that the Company’s after-tax profits exceed $300,000. On July 26, 2007, Medis El assigned all of its intellectual property rights to the CellScan, including the Cell Carrier, to the Company and delegated its royalty payment commitments to the Company. No royalties were paid during the three years ended December 31, 2006, 2007 and 2008.

Other Royalties — In consideration of grants by the State of Israel, Medis El is obligated to pay royalties of 3% of sales of products developed with funds provided by the State of Israel until the dollar linked amount equal to the grant payments received by Medis El is repaid in full. Total grants received with respect to the CellScan technologies, net of royalties paid as of December 31, 2002, aggregate $2,434,000. On July 26, 2007, in connection with its transfer to the Company of its intellectual property rights to the CellScan, including the Cell Carrier, Medis El delegated its royalty payment commitments to the Company. No royalties were required to be paid during the three years ended December 31, 2006, 2007 and 2008.

In March 2009, subsequent to the balance sheet date, the Company’s research and development plan related to the Company’s CKChip technology, was approved by the Chief Scientist of the Israel Ministry of Industry, Trade & Labor (“OCS”). Total grants approved with respect to CKChip and related accessories aggregate up to $240,000. Under the OCS royalty-bearing programs, the Company will not be obligated to repay any amounts received from the OCS if it does not generate any income from the results of the funded research program. If income is generated and the research program is successful, the Company is committed to pay royalties at a rate of 3% to 5% of sales of the products arising from such research program, up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR). As of December 31, 2008, the Company’s had not yet received funds from the OCS on account of the approved plan.

Investment in Scorpion Surgical Technologies, Ltd. — In July 2007, the Company entered into an agreement with Scorpion Surgical Technologies, Ltd. (“Scorpion”), whereby it agreed to acquire 20,000 shares which represents a 20% equity interest in Scorpion for $150,000, in three equal installments. The first 6,666 shares were acquired in July 2007, upon the Company’s payment of the first $50,000 installment. The acquisition of the remaining 13,334 shares and the final two payments are subject to the performance of milestones that provide for the Company’s completion of an equity fund raising of at least $1,500,000 and Scorpion’s signing an agreement with a medical research center for the performance of clinical trials, as well as the fulfillment of several administrative conditions. These two additional payments have not yet been made as management of the Company believes the milestones per the agreement have not yet been achieved. The Company was also given the right to appoint a director to Scorpion’s board of directors. After completion of the second milestone payment, subject to the terms of the agreement and for a period to end not later than March 31, 2009, the director that the Company appoints will have a veto right with respect to the following matters: issuance of securities, adoption of stock option plans, approval or modification of annual budgets, related party transactions and other material transactions outside the ordinary course of business. Additionally, the Company has been granted a right of first refusal with respect to Scorpion’s next round of financing, for a period of 24 months from the date of the agreement. Such right of first refusal would allow the Company to acquire up to 75% of the securities offered based upon the lower of a pre-money valuation set forth in a bona fide offer made to Scorpion by a third party or a valuation of $3,500,000. The chief executive officer of CKL is a director and co-founder of Scorpion. The Company has recorded its investment in Scorpion as in-process research and development expense.

NOTE F — COMMITMENTS AND CONTINGENT LIABILITIES AND STRATEGIC AGREEMENTS (Continued)

Funding arrangements with Medis and Medis El — In July 2007, Medis agreed to provide to the Company a cash capital contribution of up to $1,500,000 over an 18 month period on an as needed basis commencing on the January 7, 2008 completion date of its rights offering. Medis has also agreed that, following the completion of such offering, it will provide the Company with such office and laboratory facilities as it may reasonably require to further the commercialization of the Cell Carrier and to launch and operate its proposed medical device incubator and will provide it with administrative and professional services, at cost as a contribution to its capital, for a period of not less than 18 months thereafter. Medis has also committed to provide the Company with additional financing to carry out its operations through at least January 7, 2009, if its other resources are insufficient for such period of time. On June 30, 2008, Medis El provided funding to the Company in the amount $1,500,000, pursuant to a non-interest bearing, unsecured promissory note, with a due date of January 1, 2010 – subject to certain other repayment conditions that are based on the Company’s receiving alternative sources of financing for its operations or the sale or the Company’s business to or merger it with a third party.  At the option of Medis El, any remaining balance on the promissory note may be contributed to our capital. Also on June 30, 2008, the Company entered into a second promissory note with Medis El in the amount of $394,938, representing issuance costs related to our rights offering that MTL and Medis El advanced on the Company’s behalf. Such promissory note is on substantially the same terms as the promissory note described above.

Distribution Agreements - In April 2008, the Company entered into an exclusive distribution agreement for marketing and distributing its CKChip in Japan. $20,000 of revenues under this agreement were deferred and are presented in the balance sheet as of December 31, 2008 as part of the accrued expenses and other current liabilities.

 NOTE G — INCOME TAXES

Tax laws applicable to the Company in Israel:

Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

In accordance with the above law, results for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli CPI.

Beginning January 1, 2008, the Inflationary Adjustments Law was repealed.

Commencing in 2008, the Company has elected to file its tax return under the Israeli Income Tax Regulations 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). The Company is not permitted to change such election for a period of three years. Accordingly, commencing  in 2008, the Company’s results of operations for tax purposes will be measured in U.S. dollars.

Tax rates applicable in Israel are as follows: 29% in 2006 – 31%, 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

Carryforward losses:

As of December 31, 2008, the Company had net operating losses, for Israeli tax purposes, aggregating approximately $4,597,000, which, pursuant to Israeli tax law, may be carried forward and offset against taxable income in the future for indefinite period.

Open Tax Years:

The Company files Israeli income tax returns and may be subject to examination by the Israeli tax authorities for the years 2006 through 2008.

Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

 NOTE G — INCOME TAXES (Continued)

	December 31,
	2007	2008
Net operating loss carryforward	$446,000	$1,149,000
Other differences	275,000	480,000
	721,000	1,629,000
Valuation allowance	(721,000)	(1,629,000)
Deferred tax assets, net of valuation allowance	$—	$—

Reconciliation of the theoretical tax benefit to the actual tax expense benefit:

In 2006, 2007 and 2008, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are carryforward tax losses, for which a full valuation allowance was provided.

**************************